3/19

07022073

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME USJ Co, Ltd

*CURRENT ADDRESS 1-33, Sakurajima 2-chome
Konohana-Ku, Osaka 554-0031
Japan

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 0 6 2007
THOMSON FINANCIAL

FILE NO. 82- 35074 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☑

DEF 14A (PROXY) ☐

OICF/BY: ORS

DAT : 4/3/07

Exhibit A-3

Summary of Financial Results
For the Fiscal Year Ended March 31, 2006
(Non-consolidated)

May 15, 2006

Company name :USJ Co., Ltd.
Listed on:Unlisted
Code number:
Location of Head Office: Osaka prefecture
(URL http://www.)
Representative: Glenn Gumpel, President & Chief Executive Officer
Contact: Taro Kikuchi, General Manager of Finance & Administration Division (Tel:+81-6-6465-3021)
Date of board of directors meeting for approving financial results: May 12, 2006
Date of general shareholders meeting: June 28, 2006
Interim dividend plan: No
Unit share system: No
Name of parent company: Crane Holdings Ltd.
Ownership by parent company: 42.8%

(Numbers in parentheses are negative)

1.Business Performance for the fiscal year ended March 2006 (April 1, 2005 – March 31, 2006)

(1) Business Performance (Millions of yen, rounded down to nearest million)

	Net Sales		Operating Income		Ordinary Income	
		%		%		%
Year ended March ,2006	68,267	(2.6)	1,494	-	(582)	-
Year ended March ,2005	70,059	(1.7)	73	-	(3,151)	-

	Net Income		Net Income per Share	Net Income per Share (diluted)	Return on Equity	Ratio of Ordinary Income/Total Assets	Ratio of Ordinary Income/Net Sales
		%	¥	¥	%	%	%
Year ended March 2006	(4,634)	-	(3,159.65)	-	(25.1)	(0.4)	(0.9)
Year ended March 2005	(5,172)	-	(6,466.15)	-	(47.5)	(2.0)	(4.5)

(Notes) 1.Profit and loss on equity-method investment:
Fiscal year ended March 2006: None
Fiscal year ended March 2005: None
2.Average number of issued shares:
Fiscal year ended March 2006: Common stock (including equivalent stock) 1,466,667 shares
Fiscal year ended March 2005: Common stock 800,000 shares
3. Change in accounting Policies: None
4. Percentages shown in Net Sales, Operating Income, Ordinary Income and Net Income indicate year on year percentage change.

(2) Dividends

	Annual dividend per Share	Interim	Year-end	Total amount of Dividends (for the entire fiscal year)	Payout Ratio	Dividends Ratio to Shareholders' Equity
		¥	¥	¥Million	%	%
Year ended March 2006	0.0	-	0.0	-	-	-
Year ended March 2005	0.0	-	0.0	-	-	-

(3)Financial Position

	Total Assets	Shareholder's Equity	Shareholder's Equity to Total Assets	Shareholder's Equity per Share
	¥Million	¥Million	%	¥
Year ended March 2006	142,833	28,674	20.1	13,204.48
Year ended March 2005	154,054	8,308	5.5	10,385.90

(Notes) 1. Number of outstanding Shares:
Fiscal year ended March 2006: Common stock 1,541,112 shares , Class A preferred stock 185,000 shares
Fiscal year ended March 2005: Common stock 800,000 shares
2. Number of treasury stocks:
Fiscal year ended March 2006: None
Fiscal year ended March 2005: None

(4)Cash Flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at year-end
	¥Million	¥Million	¥Million	¥Million
Year ended March 2006	9,632	(2,096)	(1,429)	27,131
Year ended March 2005	14,358	(1,085)	(13,343)	20,906

2.Forecast for the fiscal year ending March 2007 (April 1, 2006 – March 31, 2007)

	Net Sales	Ordinary Income	Net Income	Annual dividend per share		
				Interim	Year-end	
	¥Million	¥Million	¥Million	¥	¥	¥
Interim	35,100	1,000	800	-	-	-
Full-year	69,000	900	500	-	0.0	0.0

(Reference) Forecast Net Income per share (full year) ¥261.63

The above estimates are based upon information available to the company as of the date of the announcement of the summary. Due to unforeseen circumstances, however, actual results may differ from such estimates. For further information related to the above figures, please refer to the attachment.

1. Corporate Group Status

2. Management Policy

(1) Basic Management Policy

The Company's vision is "to become Asia's leading Entertainment & Leisure Company, providing our consumers with a level of Delight & Service exceeding all expectations". To realize the vision, the Company is striving to improve guest services and deliver new attractions and events, pursuing the needs of the guests and formulating plans through in-depth market research in and out of the park. In future, the Company will explore possibilities to develop new businesses based on its strength, the ability to provide entertainment and guest services, and aim to grow further in the entertainment and leisure industry, operating a theme park as its core business. The Company's mission is to raise shareholder value continuously through realization of the vision.

(2) Basic Policy on Profit Distribution

The basic policy is to return stable profits to shareholders. The Company will pay dividends according to annual performance and prospective business expansion in light of retained earnings required to increase a long-term shareholder value by introducing new attractions and strengthening its financial standing.

(3) Policy on Reducing Transaction Unit

Not planned yet.

(4) Target Performance Indicators

The Company's management goal is to improve profitability and increase shareholder value. EBITDA* (Earnings Before Interest, Taxes, Depreciation and Amortization) and ROE (Return on Equity) are on high priority for the company as its target performance indicators. The indicator excluding depreciation and amortization, EBITDA is more appropriate in terms of its business characteristics as apparatus industry to evaluate the company's performance. In three-year medium-term business strategy (FY2006-FY2009), EBITDA target for FY2009 (the year ending March 2010) is 19.2 billion yen, and ROE target is 17.8%.

EBITDA*: Operating loss + Depreciation and Amortization

(5) Medium to Long Term Management Strategy

The future Japanese economy is predicted to recover steadily due to several factors such as healthy corporate performance, capital investment increase, improvement in employment and wage, and stable individual consumption. On the other hand, the theme park and leisure industry has experienced upward trend in revenue reflecting success in attendance through thorough marketing, clear positioning and brand strategy although scale of sales in the entire market has not expanded. In a long-term prospect, the market scale of this industry will be shrinking due to depopulation, falling birthrate and demographic aging. In a medium-term prospect, however, leisure related expenditures reflecting the recovery of domestic economy is expected to increase as well as in-bound visitors through Visit Japan Campaign hosted by the government. Hence, polarization of corporate performances is anticipated to progress further.

Amidst such situations, the Company will aim for steady growth and improvement in shareholder value by executing the medium-term strategies for the issues facing the Company as follows.

1. Issues to be addressed
   - Continuous attendance increase and strengthening of basis for business growth
   - Establish highly-profitable and healthy financial standing
   - Strengthen governance and managerial abilities
2. Medium-term strategies

- Target women and families as core, provide guest experiences that exceed all expectations to create emotional connection between the park and guests and lead high frequency of visitation.
- Improve ratio of repeat visitation from Kansai and greater Kansai, and raise recognition of the park in Kanto and overseas to drive attendance.
- Develop market research and continuously invest in new attractions and programs that appeal for the core targets
- Enhance product services to respond to consumption trend and increase of repeat visitation.
- Promote efficiency in business processes and operation cost reduction to improve profitability.
- As for capital investment strategy, pursue efficient investments with high return as top priority
- Maximize free cash flow and decrease dependence on loans to improve the financial standing.
- Strengthen the management and review the management control system to raise transparency and health of management, clarify accountability and improve decision-making procedure.

3. Specific approaches

- FY2006 will be the year to promote full-scale marketing and sales strategies themed on the 5th anniversary celebration. With "Stories are reborn here" as theme, new attractions and various events will be enhanced according to the brand positioning. A new attraction, "Peter Pan's Neverland", was opened in April, and in July, the Western Area will be fully renovated as the "Land of Oz" and the musical show "Wicked" will begin.

- Those approaches will increase repeat visitation from Kansai and greater Kansai area as well as attendance from Kanto and other areas of the country. To improve in-bound sales, the Company will focus on raising recognition of the park in overseas through strengthening sales activities in Korea, Taiwan and Hong-Kong offices, and increasing attendance from Asian countries in cooperation with travel agencies and transportation.

- To increase sales and per cap, various services that provide guests more delightful stay in the park will be developed, and development in products and food menu linked to new attractions and shows will be promoted. Specifically, the Company will focus its efforts on developing products, food menu and services that fulfill the needs of repeat guests.

- To improve cost efficiency, the Company will implement various measures; review of business processes, labor cost reduction through optimal staffing, consolidation and review of business partners, and improvement of product development process. Improvement in sales and cost structure through executing those measures will deliver more profits.

- The Broad of Directors will evaluate monthly performance, receive report on performance and tasks by the departments and approve plans in order to enhance governance. Reviewing the number and structure of the board of directors (six of full-time directors, 11 of part-time directors as of March 2006), the Board will be developed to be an organization that makes prompt and swift decisions on strategies in order to increase shareholder value.

- A new human resources system was introduced starting FY2006. With the new grade system based on the size of job and responsibility as its core, the systems of evaluation, compensation, human resource development and staffing are organically linked each other. The Company is addressing to create a corporate culture that provides job satisfaction for all employees in parallel with strengthening managerial abilities and increasing opportunities to develop their own skills.

(6) Matters Relating to the Parent Company

1. Name of parent company

2. Position of the listed company in the corporate group of the parent company, and other relationships between the listed company and its parent company

3. Matters Relating to transactions with the parent company

(7) Other critical issues on management

3. Financial Results and Financial Position

(1) Business Performance

1. FY2005 Summary (unit: million yen)

	FY2004	FY2005	Increase (Decrease)	Variance %
Sales	70,059	68,267	(1,792)	(2.6)
Operating income	73	1,494	1,420	1,927.9
Ordinary loss	3,151	582	(2,569)	-
Net loss	5,172	4,634	(538)	-

The Company, aiming at steady attendance growth, continued its marketing strategy from the previous fiscal year, seeking to establish its new brand as a theme park that provides a wide variety of fun and experience and broaden target segments from the younger generation to include families and women.

Under the annual theme "Character Wonder Year", attractions were renewed and new events were offered that appeal to families and women. Also, measures to increase repeaters, such as enhanced seasonal events, were actively promoted.

A renewed attraction, Snoopy's Action Stage, was opened as a comedy show by the western film director Snoopy and his friends. A limited time only attraction, Fullmetal Alchemist, based on a Japanese anime popular among children and teenage schoolgirls, was offered at the start of spring break. Seasonal events started with Happy Harmony Celebration, a parade show with a full array of popular characters offered from April to August, followed by Royal Sweet Wedding, a parade with large-sized balloons themed around the wedding procession of Shrek and Princess Fiona during the summer vacation period. In September and October, Universal Wonder Halloween was held; from November, Universal Wonder Christmas featured Japan's tallest Christmas tree, a magnificent music show presented by world-class soloists and fantastic illuminations. The entire park was overlaid with decorations in March 2006 to celebrate the 5th anniversary and Happy Harmony Celebration 5th Anniversary Special, as well as other events, kicked off the anniversary year in grand style.

Sales activities to increase awareness in and attract visitors from Southeast Asian markets were conducted by the local representatives stationed in South Korea, Taiwan and Hong Kong, together with efforts to enhance relationships and activities with travel agencies. In order to drive domestic visitors, tie-up programs with transportation companies were implemented. Efforts were made to increase repeaters by promoting Club Universal membership , which enabled closer communications with guests.

In merchandise and foods/drinks businesses, sales efforts included offering retail items and food menus associated with new characters (Hello Kitty and Pink Panther) and promoting food and merchandise products themed around park-wide events.

Park attendance was affected by the Aichi Expo 2005 held in the first half of the fiscal year, which drew a large number of visitors. In the second half of the year, the park attendance recovered and regained momentum due to the effective seasonal events implemented later in the year.

On the cost side, the Company attained positive results from aggressive improvement of cost efficiency and profit structure in areas that do not affect guest satisfaction. The Company also issued preferred shares to reinforce capital by 25,000 million yen. These funds were utilized to refinance syndicated loan to reduce its long-term and short-term debt balance by 22,575 million yen in total during the fiscal year and increase capital liquidity, enabling the Company to secure funds for capital investment. The financial base of the Company was strengthened significantly by this series of refinancing initiatives.

As a result, the Company recorded Net Sales of 68,267 million yen (down by 2.6% from the prior year), Operating Income of 1,494 million yen (up by 1,927.9 %), Ordinary Loss of 582 million yen (compared with 3,151 million yen in the prior year), and Net Loss of 4,634 million yen (compared with 5,172 million yen in the prior year).

2. Profit and Loss Analysis

Net Sales were 68,267 million yen (2.6% down from the previous year), reflecting a decrease in sales per cap to 7,411 yen (5.5% down from the previous year), reflecting strategic sales promotion of Annual Studio Passes to secure attendance and revenue in order to minimize the influence of the Aichi EXPO.

(Operating income)

Cost of sales was 56,303 million yen (5.7% down from the previous year).

This decrease was due to improvement of cost of goods ratio through reduction of purchase cost as well as proactive efforts to improve efficiency in park operation costs through business restructuring executed in the first half of the year.

Selling, general and administrative expenses were 10,470 million yen (2.0% up from the previous year).

This increase was due to advertising expenses incurred to promote marketing of Character Wonder Year, this year's annual theme.

As a result, Operating Income reached 1,494 million yen, and operating income margin reached 2.2% (2.1% up from the previous year).

(Ordinary loss)

Other income reached 683 million yen (89.4% up from the previous year) due to foreign exchange gain on forward exchange contract valuation.

Other expenses were 2,759 million yen (23.0% down from the previous year) due to a decrease in interest expense related to long-term loans.

As a result, Ordinary loss was 582 million yen, significantly improved from 3,151 million yen for the previous year.

(Net loss)

Extraordinary loss was 4,046 million yen (100.7% up from the previous year), reflecting hedge loss on interest rate swaps in connection with refinancing of syndicated loans, and refinancing costs such as penalty on prepayment of long-term loans and syndication fees.

As a result, net loss in the fiscal year reached 4,634 million yen, improved from net loss of 5,172 million yen for the previous year.

3. Forecast for the next fiscal year (Unit: million yen)

	FY2005 Actual	FY2006 Projection	Increase (Decrease)	Variance(%)
Net Sales	68,267	69,000	732	1.1
Operating Income	1,494	3,000	1,505	100.8
Ordinary Income(loss)	(582)	900	1,482	-
Net Income(loss)	(4,634)	500	5,134	-

(2) Financial Condition

1. Assets, Liabilities and Shareholder's Equity

(Assets)

Total assets at the end of the fiscal year were 142,833 million yen (6.1% down from the previous year).

Current assets reached 31,910 million yen (22.9% up from the previous year), because of an increase of cash on hand and in banks due to reductions of scheduled payments on long-term loans.

Fixed assets were 110,923 million yen (12.1% down from the previous year), reflecting continued depreciation of theme park assets offset by increase in construction in progress due to the introduction of the new parade, Happy Harmony Celebration, and construction of a new attraction, Peter Pan's Neverland.

(Liabilities)

Total liabilities in the fiscal year were 114,159 million yen (20.6% down from the previous year). Current liabilities totaled 31,417 million yen (34.1% down from the previous year), reflecting a decrease in short-term loan and current portion of long-term loans after review of financial condition. Fixed liabilities were 82,741 million yen, (13.9% down from the previous year), reflecting repayments of long-term loans. Total balance of interest-bearing debt at the end of the fiscal year was 81,032 million yen (23.3% down from the previous year).

(Shareholder's equity)

Total shareholder's equity at the end of the fiscal year reached 28,674 million yen (245.1% up from the previous year) due to the issuance of preferred shares. Shareholder's equity ratio was 20.1% (14.6% up from the previous year).

2. Cash Flow Results

Cash and cash equivalents totaled at the end of the fiscal year were 27,131 million yen, 6,225 million yen higher than the previous year. This increase was due to a decrease in scheduled payment and interest payment of long-term loans while cash made by issuing preferred shares worth 25,000 million yen was utilized to pay for interest-bearing debt.

Cash flow results by activity in the fiscal year are as follows:

(Cash flow from operating activities)

Cash flow from operating activities in the fiscal year totaled 9,632 million yen (32.9% down from the previous year). This decrease was primarily due to payment for expenses accrued in the previous year and refinancing expenses including syndicated fees and penalty on prepayment in connection with refinancing of syndicated loans.

(Cash flow from investing activities)

Cash flow from investing activities in the fiscal year totaled 2,096 million yen (93.1% up from the previous year).

The increase was primarily due to the investment to seasonal events and new attractions embodying new brand positioning.

(Cash flow from financing activities)

Cash flow from financing activities in the fiscal year totaled 1,429 million yen (89.3% down from the previous year).

This decrease was primarily due to repayment for long-tem loans through refinancing syndicated loans as well as capital increase by issuing preferred shares worth 25,000 million yen.

Trends in the cash flow indicators of the Company are as follows:

	Year ended March 2005	Year ended March 2006
Shareholder's equity ratio (%)	5.5	20.1

Market value based shareholder's equity ratio (%)	-	-
Redemption of debt (years)	7.4	8.4
Interest Coverage Ratio (times)	4.8	2.6

(Notes) 1. Each indicator is calculated as follows:

Shareholder's equity ratio: Shareholder's equity/total assets

Shareholder's equity ratio on market value basis: Total market value of stock/total assets

Redemption of debt: Interest-bearing debt/operating cash flow

Interest coverage ratio: Operating cash flow/interest payments

*1. The figures for operating cash flow and interest payments utilize the "Cash flows from Operating Activities" and "Interest paid" shown in the cash flow statement.

*2. Interest bearing debt includes all debt listed on the balance sheet for which interest is being paid.

2. Market value based shareholder's equity is not provided here since the Company's stocks are unlisted.

(3) Risk Factors on Business

1. License Agreement
2. Land Lease Agreement
3. Foreign Currency Fluctuation
4. Interest Volatility

4. Financial Statements

(1) Comparative Balance Sheet

Category	Note	Previous Fiscal Year (Year ended March 31, 2005) Amount (million yen)		%	Current Fiscal Year (Year ended March 31, 2006) Amount (million yen)		%	Year-on-year change Increase (Decrease) (million yen)
(Assets)								
I. Current Assets								
1. Cash on hand /in banks	*1		20,906			27,131		
2. Accounts Receivable, Trade			1,911			1,844		
3. Merchandise			1,000			846		
4. Materials			46			89		
5. Supplies			1,080			989		
6. Advances to supplier			17			20		
7. Prepaid expense			690			768		
8. Other current assets			305			222		
Allowance for bad debt			(3)			(3)		
Total current assets			25,954	17.1		31,910	22.4	5,955
II. Fixed Assets								
(1) Tangible fixed assets								
1. Buildings	*1	69,535			69,539			
Accumulated depreciation		11,465	58,069		14,414	55,125		
2. Structures	*1	25,958			25,970			
Accumulated depreciation		5,583	20,374		6,961	19,008		
3. Machinery and equipment	*1	60,026			60,124			
Accumulated depreciation		26,632	33,394		33,775	26,348		
4. Boats	*1	557			450			
Accumulated depreciation		208	348		214	235		
5. Vehicles	*1	711			1,012			
Accumulated depreciation		386	324		530	481		
6. Equipment, tools & fixtures	*1	20,653			20,732			
Accumulated depreciation		12,741	7,912		15,488	5,244		
7. Construction in progress			365			1,436		
Total tangible fixed assets			120,790	79.4		107,881	75.5	(12,909)

Category	Note	Previous Fiscal Year (Year ended March 31, 2005)			Current Fiscal Year (Year ended March 31, 2006)			Year-on-year change
		Amount (million yen)		%	Amount (million yen)		%	Increase (Decrease) (million yen)
(2) Intangible fixed assets								
1. Software	*1		843			597		
2. Other intangible fixed assets			99			90		
Total intangible fixed assets			943	0.6		687	0.5	(255)
(3) Investments and other assets								
1. Investments in securities			2			2		
2. Long term prepaid expenses			2,322			2,044		
3. Deferred hedge losses			1,852			-		
4. Other investments			189			287		
Total other investments and other assets			4,366	2.9		2,334	1.6	(2,031)
Total fixed assets			126,100	82.9		110,903	77.6	(15,196)
Ⅲ. Deferred Assets								
1. Stock issuance cost			-			20		
Total deferred assets			-	-		20	0.0	20
Total Assets			152,054	100.0		142,833	100.0	(9,220)
(Liabilities)								
Ⅰ. Current liabilities								
1. Accounts payable, trade			1,245			1,057		
2. Short-term loan payable			7,000			-		
3. Current portion of long-term loans	*1		11,590			7,900		
4. Accounts payable, Non-trade			7,329			4,588		
5. Accrued expenses			3,478			2,427		
6. Income taxes payable			154			123		
7. Accrued consumption tax			805			150		
8. Deferred revenue			15,374			14,408		
9. Deposits payable			115			109		
10. Reserve for bonuses			573			556		
11. Other current liabilities			0			96		
Total current liabilities			47,667	31.3		31,417	22.0	(16,249)

Category	Note	Previous Fiscal Year (Year ended March 31, 2005) Amount (million yen)		%	Current Fiscal Year (Year ended March 31, 2006) Amount (million yen)		%	Year-on-year change Increase (Decrease) (million yen)
Ⅱ. Fixed liabilities								
1. Long-term loans payable	*1		91,585			79,700		
2. Long-term accounts payable			1,626			-		
3. Reserve for directors' retirement allowances			51			42		
4. Reserve for retirement benefits plan			577			753		
5. Derivative liabilities			2,078			-		
6. Other fixed liabilities			160			2,246		
Total fixed liabilities			96,078	63.2		82,741	57.9	(13,337)
Total Liabilities			143,746	94.5		114,159	79.9	(29,586)
(Shareholder's equity)								
Ⅰ. Capital stock	*2		40,000	26.3		52,500	36.8	12,500
Ⅱ. Capital reserve								
1. Capital reserve		-			12,500			
Total capital reserve			-	-		12,500	8.8	12,500
Ⅱ. Retained earnings								
1. Undisposed deficit at the end of the fiscal year		31,691			36,325			
Total retained earnings			(31,691)	(20.8)		(36,325)	(25.5)	(4,634)
Total shareholder's equity			8,308	5.5		28,674	20.1	20,365
Total Liabilities and Shareholder's equity			152,054	100.0		142,833	100.0	(9,220)

(2) Profit and Loss Statement

Category	Note	Previous Fiscal Year (April 1, 2004 – March 31, 2005) Amount (million yen)		%	Current Fiscal Year (April 1, 2005 – March 31, 2006) Amount (million yen)		%	Year-on-year change Increase (Decrease) (million yen)
Ⅰ. Sales								
1. Operation		33,763			33,187			
2. Merchandise		18,939			18,168			
3. Foods		11,345			10,759			
4. Other		6,011	70,059	100.0	6,152	68,267	100.0	(1,792)
Ⅱ. Cost of sales								
1. Cost of goods sold, Merchandise		9,021			8,504			
2. Cost of goods sold, Food		3,347			3,075			
3. Labor cost		10,079			9,433			
4. Other expenses		37,277	59,726	85.3	35,289	56,303	82.5	(3,423)
Gross Margin			10,333	14.7		11,964	17.5	1,630
Ⅲ. Selling, General and Administrative expenses	*1		10,259	14.6		10,470	15.3	210
Operating income			73	0.1		1,494	2.2	1,420
Ⅳ. Other income								
1. Consumption tax refunds		96			-			
2. Other refunds		95			-			
3. Insurance income		42			8			
4. Foreign exchange gain		-			479			
5. Miscellaneous other income		126	360	0.5	195	683	1.0	322
Ⅴ. Other expenses								
1. Interest expense		3,332			2,640			
2. Foreign exchange loss		200			-			
3. Miscellaneous other expenses		52	3,585	5.1	119	2,759	4.1	(826)
Ordinary Loss			3,151	(4.5)		582	(0.9)	2,569
Ⅵ. Extraordinary Profit/Loss								
1. Loss on sales of fixed assets	*2	36			-			
2. Loss on disposal of fixed assets	*3	234			175			
3. Restructuring costs	*4	1,745			-			
4. Refinancing costs	*5	-			2,695			
5. Hedge losses		-			987			
6. Other extra ordinary loss		-	2,015	2.9	187	4,046	5.9	2,030
Loss Before Tax			5,167	(7.4)		4,628	(6.8)	538
Tax			5	0.0		5	0.0	-
Net loss for the period			5,172	(7.4)		4,634	(6.8)	538
Accumulated deficit at the beginning of the year			26,518			31,691		(5,172)
Undisposed accumulated deficit at the end of the year			31,691			36,325		(4,634)

(3) Cash flow statement

Category	Note	Previous Fiscal Year (April 1, 2004 – March 31, 2005) Amount (million yen)	Current Fiscal Year (April 1, 2005 – March 31, 2006) Amount (million yen)	Year-on-year change Increase (Decrease) (million yen)
I Cash flow from Operating Activities				
Loss before tax		(5,167)	(4,628)	
Depreciation		15,741	15,338	
Amortization		385	323	
Hedge losses		-	987	
Increase in Allowance for bonus payable		573	(17)	
Interest and Dividend Income		(0)	(4)	
Interest expense		3,332	2,640	
Foreign exchange gain		(10)	(117)	
Loss on disposal of fixed assets		223	166	
Restructuring costs		260	-	
Refinance costs		-	2,695	
Decrease in Accounts receivable, Trade		246	66	
Increase/Decrease in Inventories		1,272	201	
Decrease in Accounts payable, Trade		(267)	(188)	
Increase/Decrease in accrued expenses		1,475	(2,335)	
Decrease in deferred revenue		(1,732)	(965)	
Others		990	(802)	
Subtotal		17,326	13,358	(3,968)
Interest and Dividends received		0	2	
Interest paid		(2,962)	(3,722)	
Taxes paid		(5)	(5)	
Cash flow from Operating Activities		14,358	9,632	(4,726)
II Cash flow from Investing Activities				
Purchases of Tangible Fixed Assets		(1,044)	(1,965)	
Purchases of Intangible Fixed Assets		(44)	(133)	
Other Investments		3	2	
Cash flow from Investing Activities		(1,085)	(2,096)	(1,010)

		Previous Fiscal Year (April 1, 2004 – March 31, 2005)	Current Fiscal Year (April 1, 2005 – March 31, 2006)	Year-on-year change
Category	Note	Amount (million yen)	Amount (million yen)	Increase (Decrease) (million yen)
Ⅲ Cash flows from Financing Activities				
Proceeds from long-term debt issuance		3,000	65,000	
Repayment of long-term debt		(11,430)	(87,575)	
Refinance costs		-	(2,695)	
Proceeds from new stock issuance		-	24,969	
Principal payments on capital lease obligations		(1,341)	(1,115)	
Repayments of deferred liabilities		(3,572)	(12)	
Cash flow from Financing Activities		(13,343)	(1,429)	11,914
Ⅳ Effect of exchange rate changes on cash and cash equivalents		11	118	106
Ⅴ Net decrease in Cash and Cash Equivalents		(58)	6,225	6,284
Ⅵ Cash and Cash Equivalents at beginning of Period		20,965	20,906	(58)
Ⅶ Cash and Cash Equivalents at end of Period	*1	20,906	27,131	6,225

(4) Proposal for Disposition of Deficit

		Previous Fiscal Year (Year ended March 2005)	Current Fiscal Year (Year ended March 2006)	Year-on-year change
Item	Note	Amount (million yen)	Amount (million yen)	Increase Decrease (million yen)
Ⅰ Undisposed deficit at the end of the fiscal year		31,691	36,325	(4,634)
Ⅱ Undisposed deficit to be carried forward to the next fiscal year		31,691	36,325	(4,634)

The following notes to the statements have been omitted.

1. Events or conditions that raise question about ability to operate as a going concern
2. Significant Accounting Policies
3. Accounting Change
4. Change of method of presentation
5. Additional Information

Notes

(Balance Sheet)

(Profit and Loss Statement)

(Cash Flow Statement)

1. Leases
2. Securities
3. Derivatives
4. Retirement Allowance
5. Accounting for Income Taxes
6. Profit and Loss on Equity Method
7. Related Party Transactions

(Per Share Information)

(Subsequent Events)

5. Manufacturing, Orders Received and Sales

(1) Actual Amount of Manufacturing

Not applicable

(2) Orders received

Not applicable

(3) Sales

Fiscal year theme park sales are as follows.

Category	Current Fiscal Year (April 1, 2005- March 31, 2006)	Year-on-year change (%)
Operations (million yen)	33,187 (48.6%)	98.3
Merchandise (million yen)	18,168 (26.6%)	95.9
Food (million yen)	10,759 (15.8%)	94.8
Others (million yen)	6,152 (9.0%)	102.3
Total(million yen)	68,267 (100.0%)	97.4

(Notes) Amounts shown above exclude consumption taxes.

<Reference> Attendance

Category	Current Fiscal Year (April 1, 2005- March 31, 2006)	Year-on-year change(%)
Attendance(thousand)	8,314	102.6

6. Changes in the Board of Directors

Exhibit A-1

Notice of the 11th Ordinary Shareholders' Meeting

June 9, 2005

Dear Shareholders

Thank you very much for your continued cooperation.
We would like to request your attendance at the 11th Ordinary Shareholders' Meeting, to be held as indicated below:

1. Date : June 24, 2005 (Friday) From 10:00a.m.
2. Location: Convention Room, Principal Office, USJ Co., Ltd.
   2-1-33 Sakurajima, Konohana-ku, Osaka , Japan
3. Agenda:
   (Reports) The 11th Annual Business Report (April 1,2004-March 31, 2005), Balance Sheet and Profit and Loss Statement
   (Bills)
   Bill No.1 Approval for the 11th Proposal for Disposition of Deficit
   Bill No.2 Partial Amendment of Articles of Incorporation
   Bill No.3 Appointment of 8 Directors
   Bill No.4 Payment of retirement reward for resigning Directors'service

Sincerely,

Shin Sasaki
Representative Director & Chairman
USJ Co., Ltd.
2-1-33 Sakurajima, Konohana-ku, Osaka
554-31 Japan

P.S. Please kindly send the enclosed "Letter of Attorney" to your proxy.

The 11th Ordinary Shareholders' Meeting

Statement of Proposals

June 24, 2005

USJ Co., Ltd.

Agenda:

(Reports)	The 11th Annual Business Report (April 1,2004-March 31, 2005), Balance Sheet and Profit and Loss Statement
(Bills)	
Bill No.1	Approval for the 11th Proposal for Disposition of Deficit
Bill No.2	Partial Amendment of Articles of Incorporation
Bill No.3	Appointment of 8 Directors
Bill No.4	Payment of retirement reward for resigning Directors'service

Business Report

(From April 1, 2004 to March 31, 2005)

1. Outline of Business

(1) Business developments and results

The Japanese economy in this fiscal year continued leveling off in its recovery phase. The IT business and manufacturing sector, primarily material industry, showed improvement, and business profitability in general achieved remarkable recovery. As a result, employment continued to improve, income decline bottomed out, and personal consumption remained solid. From June to December 2004, themepark industry sales underperformed in comparison with the same months of the previous year in 7 consecutive months, but started showing a slight increase from January 2005.

Under such circumstances, *Universal Studios Japan* experienced slow attendance in the early part of the year due to a series of typhoon approaches and extreme summer heat. However, as the new management took initiative in revising and implementing marketing strategy focusing on expansion of brand positioning and shift in target segments, the attendance turned around at the end of the summer. In particular, the character-enhanced Halloween event and Christmas event with special program were successful, and inbound visitation reached 10% of the annual attendance. As a result, total attendance for the year was approximately 8,100,000. Although the FY2004 gross attendance is 18.1% less than that of the previous year, it is a 13.2% increase from the FY2003 result, excluding the repeaters with Hollywood Friend Pass sold between March 15 and May 5, 2003.

The business developments and results of individual areas are outlined as follows:

【Ticket and other revenue from park operation/ Revenue from partnership】

As a commemorative program for the 1st anniversary of our new mega-attraction *The Amazing Adventures of Spider-Man – The Ride*, the *Annual Studio Pass Price Campaign*, a time-limited price offer, was implemented from November 6, 2004, through January 23, 2005. During the campaign period, the *Amazing Platinum Pass* was offered for 16,900 yen (10,900 yen for child). Through this program, total passes sold reached 340,000, exceeding the originally estimated 300,000.

Our popular *Hollywood Halloween* event was held from September 9 for two months, with special programs such as *Snoopy's Pumpkin Party* featuring Snoopy, Charlie Brown and Lucy dressed in Halloween costumes, *Charlie Brown's Halloween Academy* and *Beetlejuice Haunted Halloween Beat*.

From November 6 through the end of the year, we offered *Hollywood Christmas Spectacular*, introducing this year Japan's tallest Christmas tree together with *Sesame Street Christmas Sing Along* and *Sesame Street Christmas Tree Lighting Celebration*. A park-wide countdown event *Hollywood Premiere Party 2005* was held to celebrate the New Year. All these events proved great successes.

Sales staff for inbound markets was enhanced to drive more guests from overseas.

With these programs implemented, ticket and other revenue from park operation totaled 34,151 million yen (1.3% up from the previous year). Revenue from Corporate Marketing Partnership was 5,781 million yen (2.1% up from the previous year). On January 1, 2005, USJ Co. entered a new partnership agreement with Osaka Yomiuri Newspaper.

[Merchandise sales/ Food services sales]

During the year, strong efforts were made to develop retail items and food selections associated with characters appearing in seasonal events and new attractions. However, the net increase in attendance did not translate to increases in retail and food revenues. As a result, merchandise revenue was 19,268 million yen and food revenue was 10,857 million yen (2.0% and 11.1% down, respectively, from the previous year).

As described above, throughout the year we implemented effective marketing and sales tactics and did our best to realize substantial cost reductions through reforms of cost structure. As a result, we report Sales Revenue of 70,059 million yen, Operating Income of 73 million yen, Recurring Loss of 3,153 million yen, and after recognizing extraordinary losses of 2,015 million yen incurred for structural reforms including Next Career Support Program, we report Net Loss of 5,172 million yen.

Although the management reforms generated better business performance than in the previous year, we have declared a net loss for four consecutive years since the opening of the park. All the executives and staff members of USJ Co. take this fact seriously, and are doing their utmost to further improve the business performance in FY2005.

Actions taken in FY2004 to drive company operation reform include the following:

【Repositioning of brand】

Expanded brand positioning from the former "attraction-based thrilling and exciting place" to "a happy, fun and warm place" with diversified fun and emotional experience, in order to aim at women and families with children as they have stronger business potential. Accordingly, we shifted seasonal event offerings to the character-focused ones and changed marketing communication to gain emotional connection with the park. As a result, succeeded in turning around attendance mainly from the target segments.

【Cross Functional Team (CFT)】

Established 9 cross-functional teams (CFT) in July to provide recommendations for company operation and profitability improvement. CFTs comprised of members from all the departments spent three months to study and make proposals on 9 different themes including "Drive Attendance," "Drive Cost Efficiency," "Optimize Guest Satisfaction," "Develop a Transparent Organization Structure," "Streamline Decision Process," and "Develop HR Systems that Rewards Achievement." Implemented many such proposals and started making the difference in company operation.

【Company-wide cost control】

Continued cost control efforts in every single aspect of the company. In addition to reducing cost in the ongoing operation, the following two specific actions were taken:

i) Succeeded in land lease reduction negotiation for two years with the understanding and cooperation of landowners.

ii) In line with the review of organization, staffing and fixed labor structure, implemented Next Career Support Program to encourage employees' voluntary choice of new career. 125 employees applied for the program and resigned in March.

(2) Status of Capital Investment

Capital investment of 1,082 million yen was made in seasonal events such as *Hollywood Halloween* and *Hollywood Christmas Spectacular* and a new attraction, *Happy Harmony Celebration,* introduced in April 2005.

(3) Status of Fund Procurement

We borrowed 3 billion yen from the City of Osaka to supplement current fund decrease due to payment of new attraction construction cost.

(4) Issues facing USJ Co.

In the economy in general, corporate profits will see continued growth, which is expected to lead to slow but steady increase in salary thereby helping household income. However, companies are likely to maintain retrenchment of labor cost, preventing personal consumption from growing substantially.

It is anticipated that the business environment surrounding USJ Co. in FY2005 will remain challenging with attendance risks such as EXPO 2005 Aichi JAPAN and the opening of a Disney themepark in Hong Kong.

Under such business circumstances, the company has set the following three management objectives.

Stabilize and improve the company's operation.

- Drive attendance by targeting women and families with children, expand repeat visitation of local guests and enhance sales efforts for domestic remote markets and overseas markets.
- Improve gross margin by COGS improvement and tighter inventory control. Reduce variable costs through efficient staffing. Maximize variability in costs by setting flexible operating hours driven by attendance demand. Reduce fixed costs such as SGA and fixed labor.
- Improve net cash flow through profitability-focused business operation and disciplined capital investment.
- Recruit, retain and develop world-class talent.

Provide world-class family entertainment and guest service.

- Based on the brand repositioning implemented in FY2004, offer world-class entertainment that provides diversified fun and wider variety of emotional experience aiming at women and families with children.
- Position FY2005 as *Character Wonder Year.* Offer seasonal character-based entertainment to improve guest satisfaction and drive repeat business.

Develop an enriching work environment

- Develop a transparent organization structure. Develop a modern corporate culture that provides equal opportunities regardless of age and gender.

In FY2005, the company across the board will work diligently toward stabilizing business operations through pursuing the new brand strategy, continued restructuring efforts including CFT proposals and driving revenue, profitability and net cash flow.

We would highly appreciate the continued support of our shareholders.

(5) Financial *Highlights*

Category		FY2001 (8th year)	FY2002 (9th year)	FY2003 (10th year)	FY2004 (11th year)
Sales	(million yen)	118,158	75,848	71,250	70,059
Recurring profit	(million yen)	15,598	(9,439)	(5,068)	(3,151)
Net Profit	(million yen)	(1,199)	(9,315)	(5,204)	(5,172)
Net profit per share	(yen)	(1,499.22)	(11,644.44)	(6,505.14)	(6,466.15)
Total Assets	(million yen)	211,461	181,767	169,560	152,054
Net Assets	(million yen)	28,001	18,685	13,481	8,308

(Note)

1. Net income per share is based on the weighted average number of shares of common stock outstanding.
2. ( ) shows loss.
3. Start-up cost of 17,268 million yen was amortized in a lump sum in FY2001.

2. Outline of the company (as of March 31, 2005)

(1) Principal Business Activities

Main business of the company is to operate a theme park *Universal Studios Japan* and perform other related activities.

(2) Office Location

i) Head Office: 2-1-33 Sakurajima, Konohana-ku, Osaka, Japan

ii) Sales Office: Tokyo Office, 2-1-13 Hamamatsu-cho, Minato-ku, Tokyo, Japan

(3) Shares

i) Number of shares authorized: 800,000

ii) Number of shares issued: 800,000

iii) Number of shareholders: 44

iv) Major Shareholders (Top 9)

Shareholders	Equity investment in USJ Co.		Equity investment in other large shareholders of USJ Co.	
	Number of shares held	Shareholding percentage (%)	Number of shares held	Shareholding percentage (%)
City of Osaka	shares 200,000	% 25.0	Shares -	% -
Universal Studios Entertainment Japan Investment	192,000	24.0	-	-
Sumitomo Metal Industries Ltd.	80,000	10.0	-	-
Rank Holdings (Netherlands) B.V.	80,000	10.0	-	-
Sumitomo Corporation	40,000	5.0	-	-
Hitachi Zosen Corporation	40,000	5.0	-	-
Suntory Limited	16,000	2.0	-	-
Nippon Telegraph & Telephone West Corporation	16,000	2.0	-	-
West Japan Railway	16,000	2.0	-	-

(Note) Shareholding percentages are rounded to one decimal place.

(4) Employees

	Number of employees	Change from previous year	Average age	Average years of service
Male	511	-52	36.7	4.2
Female	160	-33	37.0	4.2
Total / Average	671	-85	36.8	4.2

(Note)

1. Above figures include 15 personnel seconded from other companies and exclude 4,685 variable employees, 15 contract employees (veterans) and 155 contract employees (specialists).
2. Above figures do not include 4 directors who concurrently have status as employees.
3. Above figures include 125 employees who applied for the Next Career Support Program to retire at the end of the year.
4. Average age and years of service are rounded to one decimal point.

(5) Major Lenders

Lender	Balance of loans (million yen)	Number of company's shares owned by lender	
		Number of shares held	Shareholding ratio (%)
		Shares	%
Development Bank of Japan	34,590	-	-
City of Osaka	16,000	200,000	25.0
Sumitomo Mitsui Banking Corporation	10,400	4,000	0.5
UFJ Bank, Ltd.	8,450	3,000	0.4
Mizuho Bank, Ltd.	8,450	3,000	0.4
Osaka City Development Corporation	7,000	-	-
Resona Bank, Ltd.	6,500	2,000	0.3
The Sumitomo Trust & Banking Co., Ltd.	3,900	2,000	0.3
Nippon Life Insurance Company	3,900	2,000	0.3

(Note) Shareholding percentages are rounded to one decimal place.

(6) Board Members and Statutory Auditors

Position in USJ Co.	Name	Responsibilities in USJ Co. or main role in other organizations
Chairman & Representative Director	SASAKI, Shin	
President & Representative Director	GUMPEL, Glenn	
Senior Managing Director	ANDO, Mikio	General Manager, General Affairs & Human Resources Division and Guest/Safety Division
Director	SASAKI, Yuji	General Manager, Corporate Communications Office
Director	TANAKA, Isao	General Manager, Marketing & Sales Division General Manager, Marketing Dept.
Director	AIKAWA, Tadahiro	Deputy General Manager, Marketing & Sales Division General Manager, Corporate Marketing Partnership Dept.
Director	KIKUCHI, Taro	General Manager, Administration Division General Manager, Purchasing Department
Director	MACHINO, Kazumichi	Deputy General Manager, General Affairs & Human Resources Division General Manager, General Affairs Dept.
Director	DOZAKI, Toshio	Deputy Mayor, City of Osaka
Director	OKUDA, Yoshiaki	Director-General, Port & Harbor Bureau, City of Osaka
Director	WILLIAMS, Thomas	Chairman & CEO, Universal Parks & Resorts
Director	CORCORAN, Michael	Executive Vice President & CFO, CAO Universal Parks & Resorts
Director	SILVER, Michael	Senior Vice President, Universal Parks & Resorts
Director	REIF, Deborah	Executive Vice President, NBC Universal
Director	CORMICK, Charles	Company Secretary, The Rank Group Plc.
Statutory Auditor (Full-time)	HASE, Tsugio	Certified Public Accountant (Japan)
Statutory Auditor (Full-time)	KAWADA, Masahiro	
Statutory Auditor	SHOJI, Takashi	Representative Partner, Global Audit Corporation Certified Public Accountant (Japan)
Statutory Auditor	HATA, Hideki	Executive Manager, Strategy Planning Dept., Solution Business Headquarters, NTT WEST Corp.

(Note) 1. Yoshiaki OKUDA, Thomas WILLIAMS, Michael CORCORAN, Michael SILVER, Deborah REIF and Charles CORMICJ are outside board members as specified in Item 7 (2) of Article 188 (2) of the Commercial Code.

2. Tsugio HASE, Masahiro KAWADA, Takashi SHOJI and Hideki HATA are outside auditors as specified in Article 18 (1) of the Law concerning Special Cases of Commercial Code regarding Auditing and Other Subjects of Corporations

3. Changes in Board Members during this fiscal year are as follows:

<u>New Appointments</u>: At the 10th Annual Shareholders' Meeting held on June 24, 2004, Glenn GUMPEL, Kazumichi MACHINO, Yoshiaki OKUDA, Thomas WILLIAMS, Michael SILVER and Deborah REIF were newly approved and assigned as Directors.

<u>Resignations</u>: Daniel JENSEN, Yoshitaka KATSUTA, Toru MATSUSHIMA, Hideo IGARASHI and Frederick HUNTSBERRY resigned as Director on June 24, 2004.

4. Changes in Statutory Auditors during this fiscal year are as follows:

   New Appointments: At the 10th Annual Shareholders' Meeting held on June 24, 2004, Masahiro KAWADA and Hideki HATA were newly approved and assigned as Statutory Auditors.

   Resignation: Shigetaka YUHARA resigned as Statutory Auditor on June 24, 2004.

5. Board Members' responsibilities in USJ Co. as of April 1, 2005 reflecting partial changes are as follows:

Position in USJ Co.	Name	Responsibilities in USJ Co. or main role in other organizations
Chairman & Representative Director	SASAKI, Shin	
President & Representative Director	GUMPEL, Glenn	
Senior Managing Director	ANDO, Mikio	General Manager, Corporate Support Division
Director	TANAKA, Isao	General Manager, Marketing & Sales Division General Manager, Marketing Dept.
Director	KIKUCHI, Taro	General Manager, Finance & Administration Division General Manager, Accounting & Finance Dept. and Purchasing Office
Director	MACHINO, Kazumichi	General Manager, General Affairs Dept.
Director	SASAKI, Yuji	General Manager, Corporate Communications Office
Director	AIKAWA, Tadahiro	
Director	DOZAKI, Toshio	Deputy Mayor, City of Osaka
Director	OKUDA, Yoshiaki	Director-General, Port & Harbor Bureau, City of Osaka
Director	WILLIAMS, Thomas	Chairman & CEO, Universal Parks & Resorts
Director	CORCORAN, Michael	Executive Vice President & CFO, CAO Universal Parks & Resorts
Director	SILVER, Michael	Senior Vice President, Universal Parks & Resorts
Director	REIF, Deborah	Executive Vice President, NBC Universal
Director	CORMICK, Charles	Company Secretary, The Rank Group Plc.
Statutory Auditor (Full-time)	HASE, Tsugio	Certified Public Accountant (Japan)
Statutory Auditor (Full-time)	KAWADA, Masahiro	
Statutory Auditor	SHOJI, Takashi	Representative Partner, Global Audit Corporation Certified Public Accountant (Japan)
Statutory Auditor	HATA, Hideki	Executive Manager, Strategy Planning Dept., Solution Business Headquarters, NTT WEST Corp.

(7) **Performance-based Incentive Compensation and Initial Public Offering Compensation**

Performance-based Incentive Compensation and Initial Public Offering Compensation for Mr. Glenn Gumpel was approved at the 10th Ordinary Shareholders' Meeting held on June 24, 2004 as follows:

Performance-based Incentive Compensation (the "Incentive Compensation")

(a) The Date of Payment: May 31, 2008 (the last day of the Term of Service)

(b) The Amount of Compensation: an amount in cash equal to 1% of the positive sum of the Performance Measure calculated as of March 31, 2008 *minus* an amount (which shall not be less than thirty billion yen) to be determined by the Board of Directors.

(c) Performance Measure is calculated as follows:

$E \times 10 + C - I + CAPEX$

(where)

E ············· The company's EBITDA (an indicator of profitability of a corporation) for the fiscal year ending on such March 31.

C ············· Cash and cash equivalents of the company as of such March 31.

I ·············· Indebtedness of the company as of such March 31.

CAPEX ····· Cash and cash equivalents of the company used for the design, development, construction of attractions and other fixed assets for the fiscal year ending on each March 31.

(Note) The Board of Directors adopted a resolution determining the amount to be deducted as provided in (b) above at thirty billion yen in the Board Meeting held of June 24, 2004.

Balance Sheet

as of March 31, 2005

(million yen)

Account	Amount	Account	Amount
Assets		Liabilities	
Current Assets	25,954	**Current Liabilities**	47,667
Cash on hand/in banks	20,906	Accounts payable, trade	1,245
Accounts receivable, trade	1,911	Short-term loan	7,000
Inventories	2,126	Long-term loan - with maturities less	
Accounts receivable, non-trade	270	than 1 year	11,590
Other current assets	743	Accounts payable, non-trade	7,329
Allowance for bad debt	(3)	Accrued expenses	3,478
		Consumption tax payable	805
Fixed Assets	126,100	Income taxes payable	154
Tangible fixed assets	120,790	Advance received	15,374
Buildings	58,069	Accrued bonuses	573
Structures	20,374	Other current liabilities	115
Machinery and equipment	33,394		
Boats	348		
Vehicles	324	**Long-term Liabilities**	96,078
Equipment, tools & fixtures	7,912	Long-term loan	91,585
Construction in progress	365	Long-term accounts payable, non-trade	1,626
		Swap liabilities	1,852
Intangible fixed assets	943	Reserve for retirement benefits	577
Software	843	Reserve for director's retirement benefits	51
Rights to use equipment	91	Other long-term Liabilities	385
Telephone rights	7		
		Total Liabilities	143,746
Investments and other assets	4,366	Shareholder's Equity	
Investment in securities	2	**Capital stock**	40,000
Long-term prepaid expenses	2,322	**Retained earnings**	(31,691)
Deferred swap loss	1,852	Undisposed deficit at year end	31,691
Other investments and other assets	189		
		Total Shareholders' Equity	8,308
Total Assets	152,054	**Total Liabilities & Shareholders' Equity**	152,054

* Fractional amounts of less than a million yen are rounded off.

1. Accumulated Depreciation of Tangible Fixed Assets 57,018 million yen
2. Forward exchange contract for 11,700 thousand US dollars (average rate 100.38 yen/$), currency swap agreement w/o exchange of principals for the coupon amount totaling 26,900 thousand US dollars (rate 102.69 yen/$) and Range Currency Option for payment of 2,700 thousand US dollars ($Call Option Purchase of 2,700 thousand US dollars at the average rate of 105.00 yen/$; $Put Option Sales of 2,700 thousand US dollars at the average rate of 97.01 yen/$).
3. Assets provided as security
   Chattel mortgage agreement for bank loans is concluded for 675 million yen in cash.
   Cash in banks of 17,452 million yen is pledged as security for bank loans.
   Buildings valued at 58,069 million yen are mortgaged as part of Attraction Facility Foundation for bank loans.
   Structures valued at 20,374 million yen, machinery & equipment at 32,718 million yen, boats at 13 million yen, vehicles at 82 million yen, and tools & fixtures at 6,892 million yen, as well as 10 leased fixed assets valued at 1,924 million yen, are assigned as security for bank loans.
4. Retained earnings: 31,691 million yen

Profit and Loss Statement

for the year ending on March 31, 2005

(million yen)

Account	Amount	
Operating Income/Loss		
Sales		
Tickets and Other Sales	34,151	
CMP revenue	5,781	
Merchandise sales	19,268	
Foods & beverage sales	10,857	70,059
Expenses		
Cost of goods sold		59,726
Gross Margin		10,333
Selling, general and administrative expenses		10,259
Operating Income		73
Other Income/Loss		
Other Income		
Miscellaneous other income	360	360
Other Loss		
Interest expense	3,332	
Exchange loss	200	
Miscellaneous other expenses	52	3,585
Recurring Loss		3,151
Extraordinary Profit/Loss		
Extraordinary Loss		
Restructuring cost	1,745	
Loss on retirement of fixed assets	270	2,015
Loss Before Tax		5,167
Tax		5
Net loss for the period		5,172
Accumulated deficit at the beginning of the year		26,518
Undisposed accumulated deficit at the end of the year		31,691

(Note) Fractional amounts of less than a million yen are rounded off.

1. Net loss per share 6,466.15 yen
2. Breakdown of restructuring cost:

Loss on revaluation and disposal of inventories	855 million yen
Special severance payments for employees retiring early	628 million yen
Loss on retirement of fixed assets	260 million yen

Significant Accounting Policies

(Fiscal Year 2004 Ending on March 31, 2005)

1. Securities Valuation

Securities are valued at cost, which is determined by the moving-average method, as they are unlisted and not marketable.

2. Inventory Valuation

Inventories of merchandise, raw materials, unfinished and finished products, and supplies are valued at cost, which is determined by the moving-average method.

3. Depreciation of Assets

(1) Tangible Fixed Assets

Depreciation of tangible fixed assets is calculated on the straight-line method over their estimated useful lives and salvage values defined under the Corporation Tax Law.

(2) Intangible Fixed Assets

Amortization of intangible fixed assets is calculated on the straight-line method in accordance with Corporation Tax Law except for software for in-house use. Software for in-house use is amortized over an estimated useful life of 5 years on the straight-line method.

4. Allowances and Reserves

(1) Reserve for Bad Debt

Allowances for baddebt are provided at the estimated amount uncollectible on known bad debts and doubtful accounts from the past loss experience at the balance sheet date.

(2) Reserve for Bonus

Bonus payable to employees is accrued at a projected amount.

(Note)

Until FY2003, the accrued bonus payable to employees (567 million yen) had been included in "accrued expenses". As performance-linked bonus is newly adopted from FY 2005, the accrued bonus is indicated as "reserve for bonus" in accordance with the Technical Topics Report No. 15 "*Account Title for Accrued Bonus Payable to Employee in Financial Statements*" issued by the Japanese Institute of Certified Public Accountants Research Center on February 14, 2001.

(3) Reserve for Retirement Benefits Plan

The accrued retirement benefits at the end of term are estimated at present value of projected benefit obligations for all employees. Actuarial differences are expensed in the year when they arise.

(4) Reserve for retirement allowance for Directors of the Board

Accrued retirement benefits for directors of the board are provided in accordance with company's internal rules. This reserve is described under the provisions of article 43 of the Enforcement Regulations of the Japanese Commercial Code.

5. Leasing

(1) Finance leases in which ownership of leased asset is considered to be transferred to lessee are accounted for as ordinary purchase transactions.

(2) Finance leases, except for those leases under which ownership of leased asset is considered to be transferred to lessee, are accounted for as ordinary purchase transactions. Depreciation is calculated under straight-line method with no salvage value over the lease period.

6. Derivative financial instruments

Derivative financial instruments are stated at fair value at the balance sheet date.

7. Accounting for Hedges

(1) Hedge Accounting

Gains or losses arising from the changes in fair value of hedging instruments for the purpose of hedging are deferred. Hedge accounting is not applied to the foreign forward exchange contract of $11,700 thousand, currency swap agreement without exchange of principals for the coupon amount totaling $26,900 thousand and range currency option for $2,700 thousand, as they do not meet the hedge accounting criteria.

(2) Hedging Instruments

The company has entered into forward exchange contracts and coupon swap contracts in order to hedge exposures resulting from fluctuations in foreign currency exchange rates on transactions denominated in foreign currencies.

The company has also entered into interest rate swap contracts in order to hedge interest rate fluctuations, swapping to the fixed rate from at least 50% of the current floating rate for loans.

(3) Hedging Policies

The company utilizes the hedging instruments only to reduce exposures to the risk of market fluctuation in foreign exchange rates and interest rates, not for speculative purposes.

(4) Judgement on effectiveness of hedging

The effectiveness of hedging is measured by comparing market change between hedge items and hedge instruments and assessing whether the instruments are effective in offsetting changes in cash flows of hedged items.

8. Consumption Taxes

The tax exclusion method has been adopted for consumption taxes accounting.

9. Deferred Tax Accounting

There is no deferred tax asset or deferred tax liability recorded at this fiscal year end.

Additional information

1. Note regarding the going-concern concept

USJ Co. reported significant losses (a recurring loss of 3,151 million yen and a net loss of 5,172 million yen) this year.

Under such circumstances, its 'going concern' premise is seriously in question.

To mitigate this situation, the company adopted a FY2005 budget plan aimed at improving the business at the 81st Board of Directors Meeting held on March 23, 2005. Major objectives of the budget plan are as follows:

(1) Expand brand positing and drive attendance

Expand the brand from former "exciting" attribute skewed toward young adults into a themepark of family entertainment aiming at women, families with children and young people. Renew attractions to feature more characters in entertainment. Enhance seasonal events to drive attendance and expand repeater business. Incorporate characters in retail items and food menus to improve per cap spending.

Implement market-specific tie-up programs with transportation companies. Further drive and stabilize inbound visitation, which achieved drastic increase in FY2004, by having full-time sales representatives in key markets to enhance promotion activities there. Enhance sales team to support such efforts.

(2) Stabilize the company's operation

Continue implementing the CFT proposals and strict cost control.

Reduce fixed labor cost reflecting the headcount reduction by Next Career Support Program implemented in FY2004. Further streamline cost structure through fixed cost control such as land lease reduction, terminating underutilized off-site parking lots, review outsourcing contracts and insource maintenance services as well as improving COGS in merchandise and food business.

Pursue event cost efficiency under the event strategy and minimize capital investment in order to improve profitability and net cash flow and stabilize the company's operation.

We borrowed 3 billion yen from the City of Osaka on January 7, 2005, to cover the financing required for FY2005.

Financial reports and supporting schedules are prepared on going concern premises. The aforementioned significant doubt regarding that premise is not reflected in either financial reports or supporting schedules.

2. Pro Forma Standard Taxation

Effective April 1, 2004, the company adopted the 'Bill for Partial Amendments to Local Tax (Legislation code #9, 2003), promulgated on March 31, 2003. In accordance with the newly introduced taxation scheme of Pro Forma Standard Taxation, the company recorded 149 million yen of Added Value and Capital Allocation for Enterprise tax as Sales & General Expense, complying with the 'Representation of Income Statement for Pro Forma Standard Taxation on Enterprise Taxation" (Accounting Standards Committee Report #12, Feb.13, 2004).

USJ Co., Ltd.

PROPOSAL FOR DISPOSITION OF DEFICIT

Undisposed deficit at the end of the current fiscal year :	31,691,277,703 yen
Disposition :	-
Undisposed deficit to be carried forward to the next fiscal year :	31,691,277,703 yen

Corporate Auditors' Report

The Board of Corporate Auditors issues this Corporate Auditors' Report after consultation among the Corporate Auditors based on the reports from each of the Corporate Auditors regarding the methods and results of the audits concerning the execution of duties by Directors for the 11th fiscal year from April 1, 2004 to March 31, 2005, and reports as follows :

1. Outline of the methods of audits by the Corporate Auditors

   Each of the Corporate Auditors has attended the Board of Directors' meetings and other important meetings, heard the reports on operations from Directors and other management, reviewed the important documents regarding approvals by management and investigated the situation with regard to the business and assets and so on, as necessary, in accordance with the auditing policies, the assignment of jobs, etc. that have been decided by the Board of Corporate Auditors. Also, we have received a report and explanation from the Independent Auditors and reviewed the accounting documents and schedules.

   In respect to competitive transactions by Directors, transactions with conflicting interests between Directors and the Company, gratuitous supply of benefits to others, exceptional transactions with shareholders and acquisition and disposal of treasury stocks, we have examined, in addition to the above mentioned methods, whether such transactions have occurred or not, and, if they occurred, we have examined the nature of such transactions in more detail, including discussions with Directors and others, if necessary.

2. The results of the audits

   (1) We believe that the methods and the results of the audit of the Independent Auditors, Azusa & Co., are appropriate.

   (2) We believe that the business report correctly reflects the situation of the Company in accordance with laws and the articles of incorporation.

   (3) No reportable items came to our attention regarding the proposal for disposition of deficit in light of the company's assets and other factors.

   (4) No reportable items came to our attention regarding the schedules as we believe they correctly reflect the items that need to be mentioned.

   (5) We did not recognize any frauds or any irregularities that do not conform with laws or the articles of incorporation on the execution of duties by Directors.

   Also, we did not recognize any infringements by Directors such as competitive transactions by Directors, transactions with conflicting interests between Directors and the Company, gratuitous supply of benefits to others, exceptional transactions with shareholders and acquisition and disposal of treasury stocks.

May 27, 2005

The Board of Corporate Auditors of USJ Co., Ltd.

Corporate Auditor (full time)	Tsugio Hase
Corporate Auditor (full time)	Masahiro Kawada
Corporate Auditor	Takashi Shoji
Corporate Auditor	Hideki Hata

Note : Messrs. Tsugio Hase, Masahiro Kawada, Takashi Shoji, and Hidelo Hata are auditors from outside corporations as specified in Article 18(1) of the Law concerning Special Cases of Commercial Code regarding Auditing and Other Subjects of Corporations.

Independent Auditors' Report

May 26 , 2005

The Board of Directors
USJ Co., Ltd.

KPMG AZSA & Co.
By: Yuichi Sato
Designated and Engagement Partner
Certified Public Accountant

By: Kazuo Kawai
Designated and Engagement Partner
Certified Public Accountant

We have audited the statutory report, that is the balance sheet, the profit and loss statement, the business report (limited to accounting matters) and the proposal for disposition of deficit, and its supporting schedules (limited to accounting matters)of USJ Co., Ltd.for the 11th business year from April 1, 2004 to March 31, 2005, in accordance with Article 2 of the "Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki Kaisha". With respect to the aforementioned business report and supporting schedules, our audit was limited to those matters derived from the accounting books and records of the Company ·The statutory report and supporting schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the statutory report and supporting schedules based on our audit as independent auditors.

We conducted our audit in accordance with generally accepted auditing standards in Japan. Those auditing standards require us to obtain reasonable assurance about whether the statutory report and supporting schedules are free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the statutory report and supporting schedules. We believe that our audit provides a reasonable basis for our opinion.

As a result of the audit, our opinion is as follows:

(1) The balance sheet and the profit and loss statement present fairly the financial position and the results of operations of the Company in conformity with related laws and regulations and the Articles of Incorporation of the Company.
(2) The business report (limited to accounting matters) presents fairly the status of the Company in conformity with related laws and regulations and the Articles of Incorporation of the Company.
(3) The proposal for disposition of deficit has been prepared in conformity with related laws and regulations and the Articles of Incorporation of the Company.
(4) With respect to the supporting schedules (limited to accounting matters) there are no items to be noted that are not in conformity with the provisions of the Commercial Code.

Supplementary information:
As discussed in the additional information (Note 1 regarding the going-concern concept), the Company has reported significant losses (a recurring loss of 3,151 million yen and a net loss of 5,172 million yen) this year. This situation indicates the existence of material uncertainty which may cast significant doubt about the Company's ability to continue as a going concern. The Company's business plan to deal with the situation and certain other information are disclosed in the additional information. The accompanying statutory report and supporting schedules have been prepared on a going concern basis, and do not reflect the impact of the afore-mentioned material uncertainty which may cast significant doubt about the Company's ability to continue as a going concern.

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Bill No.1 Approval for the 11th Proposal for Disposition of Deficit

Undisposed deficit at the end of the current fiscal year	31,691,277,703 yen
Disposition:	
Undisposed deficit to be carried forward to the next fiscal year:	31,691,277,703 yen

Bill No.2 Partial Amendment of Articles of Incorporation

1. Reasons for the amendments
   Amend the Articles of Incorporation to clarify Directors' accountabilities for further enhancement of management as well as to realize optimal lineup for management function in a timely manner to flexibly respond to changes in business environment.

2. Details of amendments
   The details of the amendments are as follows: (Amended parts are underlined)

Current	Proposed amendment
CHAPTER IV. DIRECTORS AND BOARD OF DIRECTORS Article 19. (Term of Office) 19.1 The term of office of directors shall expire at the conclusion of the ordinary general meeting of shareholders pertaining to the last fiscal year within <u>two (2)</u> years after his/her assumption of office.	CHAPTER IV. DIRECTORS AND BOARD OF DIRECTORS Article 19. (Term of Office) 19.1 The term of office of directors shall expire at the conclusion of the ordinary general meeting of shareholders pertaining to the last fiscal year within <u>one (1)</u> year after his/her assumption of office.

Bill No.3 Appointment of 8 Directors

The term of four Directors, Messrs. Shin Sasaki, Isao Tanaka, Michael Corcoran and Charles Cormick will expire at the end of this Shareholders' Meeting. Also, three Directors, Messrs. Yuji Sasaki, Tadahiro Aikawa and Ms. Deborah Reif will resign at the end of this Shareholders' Meeting. Appointment of eight directors is proposed. The candidates are as follows.

Candidate (Date of Birth)	Career	USJ Shares
Shin Sasaki (Jul. 10, 1934)	Apr. 1960 The City of Osaka Apr. 1984 Director General, Port & Harbor Bureau of Osaka City Apr. 1989 Director General, Planning Bureau of Osaka City Apr. 1992 Deputy Mayor of Osaka City Jun. 2000 Chairman, Osaka International House Foundation (Present) Oct. 2002 Representative Director & President, USJ Co., Ltd. Jun. 2004 Representative Director & Chairman, USJ Co., Ltd. (Present) *Jun. 1997 - Jun. 1999 Director & Chairman, USJ Co., Ltd. (Non Full-time)	-
Isao Tanaka (Apr. 24, 1944)	1984 Marketing Director and PR Director, Nihon McDonald's K.K. 1994 Representative Director and President, Harlequin K.K. 1997 Representative Director and President, Hallmark Japan Inc. 1999 Representative Director and CEO, BOL Japan K.K. 2002 Advisor, K.K. Deagostini Japan May 2003 General Manager, Marketing & Sales Division and General Manager, Marketing Dept. USJ Co. Ltd. Jun.2003 Director, USJ Co., Ltd. (Present)	-
Charles Cormick (Apr. 26, 1951)	1976 Assistant Solicitor, Green Shield Trading Stamp Co., Ltd. 1995 Company Secretary, The Rank Group Plc. (Present) Jun. 2000 Director, USJ Co., Ltd. (Present)	-
Toshio Takahashi (Aug. 7, 1955)	Apr. 1979 The City of Osaka Apr. 1997 Seconded USJ Co., Ltd. Apr. 1999 Manager, Bond Dept., Finance Bureau of Osaka City Apr. 2003 Director for Restructuring of Associated Organizations, Office of Mayor of Osaka City Apr. 2005 Director for Project Restructuring, Office of City Management Policy of Osaka City (Present)	-
Seiji Katou (Oct. 19, 1960)	Apr. 1983 Sumitomo Metal Industries, LTD. Jul. 1998 Manager, Accounting Section, Kashima Steel Works, Sumitomo Metal Industries, LTD. Sep. 2000 Manager, General Accounting Section, Treasury Dept., Sumitomo Metal Industries, LTD. Jun. 2004 Manager, Osaka Finance Section, Treasury Dept., Sumitomo Metal Industries, LTD. (Present)	-
Tsuneyuki Okada (May 12, 1955)	Apr. 1979 Sumitomo Corporation Nov. 1999 Deputy General Manager, European Corporate Management Div., Sumitomo Corporation Europe Plc. Jun. 2003 Director, Sumisho Administration Service Co., LTD Apr. 2005 General Manager, Plannning & Administration Dept. Kansai, Sumitomo Corporation (Present)	-
Wyman Roberts (May 16, 1959)	1996 Executive Vice President, Darden Restaurants/Red Lobster 2001 Executive Vice President & Chief Marketing Officer, Universal Parks & Resorts (Present)	-
Jean Louis Bonnier (Mar. 8, 1963)	2002 Vice President, Financial Planning Analysis, NBC TV Stations 2005 Vice President, Universal Parks & Resorts (Present)	-

Note: Messrs. Seiji Katou, Tsuneyuki Okada, Charles Cormick, Wyman Roberts and Jean Louis Bonnier are the candidates for outside Directors stipulated in Article 188 of Commercial Code.

Bill No.4 Payment of retirement reward for resigning Directors' service

The Company will provide Mr. Tadahiro Aikawa and Mr. Yuji Sasaki, who will resign as Director at the end of Shareholders' Meeting, with rewards for their meritorious services rendered during their tenure of office as Directors. The corresponding rewards shall be determined in accordance with Company standards. However, the actual amount, the presentation timing and method shall be discussed and decided upon by the Board of Directors. Career summary of each person is as follows:

Name	Career summary
Tadahiro Aikawa	Jun. 1996 Appointed as Director of USJ Co. Jun. 2005 Resigned as Director
Yuji Sasaki	Jun. 1998 Appointed as Director of USJ Co. Jun. 2005 Resigned as Director

Exhibit A-2

RECEIVED

Notice of the Extraordinary General Shareholders' Meeting

July 6, 2005

To:

Thank you very much for your continued cooperation.

We would like to request your attendance at the Extraordinary General Shareholders' Meeting, to be held as indicated below:

1. **Date and Time**: July21, 2005 From 10:00 a.m.
2. **Location**: Convention Room of the Company
   2-1-33 Sakurajima, Konohana-ku, Osaka , Japan
3. **Propose of Meeting**:
   (Matters to be resolved)

   1. Amendment of the Articles of Incorporation
      <Summary of the proposal>
      To amend the Articles of Incorporation as described in the Statement of Proposals as attached.

   2. Approval of issuance of new shares through Third Party Allotment at a special favorable price
      <Summary of the proposal>
      (1) Number and Class of New Shares to be Issued
      Class A Preferred Shares : 555,556 shares
      (2) Issue Price
      45,000 yen per share
      (3) Out of Issue Price, Amount not to be Allocated to the Stated Capital
      22,500 yen per share
      (4) Method of Allotment
      The Class A Preferred Shares to be issued through Third Party Allotment at a special favorable price as follows:
      ① To Crane Holdings Ltd, affiliates of Goldman Sachs Group Inc., investment vehicles owned or managed by Goldman Sachs Group Inc. or its affiliates, or affiliates of such investment vehicles, Class A Preferred Shares will be allotted as follows:

Class of New Shares to be Issued

: Class A Preferred Shares

Total number of New Shares to be allotted
: 444,445 shares

Issue Price
: 45,000 yen per share

② To affiliates of Development Bank of Japan, investment vehicles owned or managed by Development Bank of Japan or its affiliates, or affiliates of such investment vehicles, Class A Preferred Shares will be allotted as follows:

Class of New Shares to be Issued
: Class A Preferred Shares

Total number of New Shares to be allotted
:111,111 shares

Issue Price
: 45,000 yen per share

3. Appointment of 3 Directors

Sincerely,

Shin Sasaki
Representative Director & Chairman
USJ Co., Ltd.
2-1-33 Sakurajima, Konohana-ku, Osaka, Japan

P.S. Please kindly send the enclosed "Letter of Attorney" to your proxy.

The Extraordinary General Shareholders' Meeting

Statement of Proposals

July 21, 2005

USJ Co., Ltd.

[Bill]

Bill No.1	**Partial Amendment of the Articles of Incorporation**
Bill No.2	**Approval of issuance of new shares through Third Party Allotment at a special favorable price**
Bill No.3	**Appointment of 3 Directors**

Bill No.1 Partial Amendment of Articles of Incorporation

1. Reasons for the amendments

In connection with the execution of the Supplemental Shareholders Agreement and the Subscription Agreement, the total number of shares authorized to be issued will be changed (Article 5), terms of Class A Preferred Shares (Chapter II-2 and Article 16-3.1), procedural matters regarding a shareholders meeting of Class A Preferred Shares (Article 16-2, 16-3.2 and 16-3.3) and items to be resolved at a meeting of the Board of Directors (Article 24.1) are provided, the number of Directors will be changed (Article 17 and Article 24.3 (p)) and other related changes will be added (including, Article 9 and Article 12).

2. Details of amendments

The underlined parts are those which will be amended.

ARTICLES OF INCORPORATION

CHAPTER II. SHARES

Article 5. (Total Number of Shares Authorized to be Issued)

The total number of shares authorized to be issued by the Company shall be two million five hundred fifty-five thousand five hundred fifty-six (2,555,556), of which two million (2,000,000) shares shall be common shares and five hundred fifty-five thousand five hundred fifty-six (555,556) shares shall be class A preferred shares. Provided that, if class A preferred shares are cancelled or converted into common shares, the corresponding number of class A preferred shares shall be decreased.

Article 9-2. (Record Date)

9-2.1 The shareholders who may exercise their rights at the ordinary general meeting of shareholders pertaining to any fiscal year shall be those who are registered as shareholders entitled to vote in the shareholders' register as of the last day of such fiscal year.

9-2.2 In addition to the preceding paragraph, whenever necessary, by a resolution of the Board of Directors and with a public notice to be made two weeks in advance, the Company may deem any shareholder or pledgee whose name appears in the register of shareholders on a specified date to be the shareholder or the pledgee who is entitled to exercise the respective rights as shareholder or pledgee. The date mentioned herein shall be within three months prior to the date on which the person may exercise the rights as a shareholder or pledgee.

CHAPTER II-2. Class A Preferred Shares

Article 11-2. (Distribution of Dividend to Class A Preferred Shares)

Class A preferred shares have no preference in terms of the distribution of dividends. When the Company distributes dividends provided for in Article 37, all the class A preferred shares in existence as of the day set forth for the distribution in Article 37 shall be deemed to be such number of common shares as would be issued should those class A preferred shares be converted into common shares pursuant to Article 11-5, paragraph 2 at the conversion price provided for in Article 11-6 as of such day, and the Company shall distribute the same amount of dividends to each common share including a common share deemed as such pursuant to the foregoing.

Article 11-3. (Distribution of Residual Assets to Class A Preferred Shares)

When the Company distributes residual assets upon liquidation, the Company shall distribute to each class A preferred share the issue price per class A preferred share preceding any distribution to any common share.

Article 11-4. (Consolidation and Split of Class A Preferred Shares)

The Company shall not split or consolidate class A preferred shares.

Article 11-5. (Right of Conversion into Common Shares)

11-5.1 A holder of class A preferred shares (the "Class A Preferred Shareholder") may require to convert them into common shares at the conversion price provided for in Article 11-6 at any time.

11-5.2 The number of common shares that will be issued upon conversion of class A preferred shares shall be calculated by multiplying the number of class A preferred shares to be converted by ¥45,000 per share and dividing the figure obtained thereby by the conversion price. Provided that any number of shares less than one share shall be disregarded.

Article 11-6. (Conversion Price)

11-6.1 The initial conversion price of class A preferred shares shall be ¥22,500 per share.

11-6.2 If, after the issuance of the class A preferred shares, the Company:

(i) issues (a) common shares at a per share price below the current conversion price (other than shares issued or transferred (i) upon conversion or exchange of any convertible or exchangeable securities issued by the Company, (ii) upon exercise of any rights or warrants granted, offered or issued by the Company, (iii) to shareholders of any corporation which merges into the Company upon such merger or which becomes a wholly-owned subsidiary of the Company by a share exchange (*kabushiki-kokan*) pursuant to Article 352 et seq. of the Commercial Code, in proportion to their shareholding in such corporation immediately prior to such merger or share exchange, (iv) to any corporation or to shareholders of any corporation which transfers its business to the Company following a corporate split (*kyushu bunkatsu*) pursuant to Article 374-16 et seq. of the Commercial Code, and (v) upon exercise of the statutory pre-emptive rights by respective shareholders of common shares and class A preferred shares in accordance with the statutory pre-emptive rights under the Commercial Code), or (b) securities entitling the holders thereof to exercise rights of conversion into or subscription of common shares at a price less than the current conversion price, the conversion price shall be adjusted using the formula prescribed in Article 11-6.3(i);

(ii) effects a split of the common shares, the conversion price shall be adjusted using the formula prescribed in Article 11-6.3(ii); and;

(iii) effects a merger, capital decrease, corporate split or consolidation of common shares otherwise than in the events mentioned in items (i) and (ii) above, and the Board of Directors of the Company determines that the adjustment of the conversion price is necessary in order to preserve the Class A Preferred Shareholders' proportionate ownership of common shares on a fully diluted basis following the relevant event, then adjustment shall be made as determined by the Board of Directors of the Company so as to achieve the aforementioned objective for making such adjustment.

11-6.3(i) The formula used for the adjustment of the conversion price pursuant to Article 11-6.2(i) shall be as follows:

$$\text{Conversion Price after adjustment} = \text{Conversion Price before adjustment} \times \frac{\text{Number of Common Shares in issue} \pm \dfrac{\text{Number of newly issued Common Shares} \times \text{Issue price per share}}{\text{Conversion Price before adjustment}}}{\text{Number of Common Shares in issue} \pm \text{Number of newly issued Common Shares}}$$

(ii) The formula used for the adjustment of the conversion price pursuant to Article 11-6.2(ii) shall be as follows:

$$\text{Conversion price after adjustment} = \text{Conversion price before adjustment} \times \frac{\text{Number of common shares in issue}}{\text{Number of common shares in issue} \pm \text{Number of newly issued common shares}}$$

(iii) In the above formulas, "conversion price before adjustment" means the conversion price in effect on the date immediately preceding the date on which the adjusted conversion price becomes effective.

11-6.4 The conversion price after adjustment shall take effect on the dates below.

(i) In the event that the Company issues common shares for a consideration less than the current conversion price, the conversion price after adjustment will become effective as of the date immediately following the due date of payment for such common shares, or, if such common shares are issued to shareholders of the Company, the conversion price after adjustment will become effective as of the date immediately following such date for the application.

(ii) In the event that common shares are issued by way of stock split, the conversion price after adjustment will become effective as of the date immediately following the record date for the allotment of such common shares by way of stock split. Provided that, in the case of a stock split and issue of new common shares by a transfer of distributable profits to capital, and the record date for the allotment of such common shares falls prior to the date of close of the relevant ordinary shareholders meeting at which the required transfer of distributable profits to capital is approved, the conversion price after adjustment shall become effective as of the date immediately following the date on which the ordinary shareholders meeting approving the transfer is concluded.

(iii) In the event that the Company issues securities entitling the holders thereof to exercise rights of conversion into or subscription of common shares at a price less than the current conversion price, the conversion price after adjustment will become effective as of the date

immediately following the date of issue of such securities or, in the case of an issue of such securities to the shareholders of the Company, the conversion price after adjustment will become effective as of the date immediately following the date for application.

Article 11-7. (Automatic Conversion)

If a Class A Preferred Shareholder exercises any right under which such shareholder is entitled to sell a portion of their class A preferred shares (the "Relevant Portion") to a third party at the same time any other shareholder of the Company sells such shareholder's shares in the Company to the third party pursuant to a contract with the relevant shareholder or otherwise, then the Relevant Portion shall be automatically converted into common shares in a number of shares calculated by multiplying the number of the class A preferred shares comprising the Relevant Portion by ¥45,000 per share and dividing the figure obtained thereby by the current conversion price on the completion date of the sale of the Relevant Portion. Provided, however, any number of shares less than one share shall be disregarded.

Article 11-8. (Redemption)

On or at any time after the date that is the seventh anniversary of the date of issuance of the class A preferred shares, a Class A Preferred Shareholder may require the Company to redeem the class A preferred shares held by it at a redemption price of ¥45,000 per share.

Article 11-9. (Voting Rights of Class A Preferred Shares)

The Class A Preferred Shareholders shall not be entitled to vote at a general meeting of shareholders.

CHAPTER III GENERAL MEETINGS OF SHAREHOLDERS

Article 12. (Timing of Convocation)

12.1 The ordinary general meetings of shareholders of the Company shall be convened within three (3) months after the day following the last day of each fiscal year. Extraordinary general meetings of shareholders of the Company may be convened at any time whenever necessary.

(12.2 and 12.3 are deleted.)

Article 16-2. (Application Mutatis Mutandis to Class Shareholders Meetings)

The provisions of Article 13, 15 and 16 shall be applied *mutatis mutandis* to class shareholders meetings of the Class A Preferred Shareholders of the Company ("Class Shareholders Meeting").

Article 16-3. (Class Shareholders Meetings)

16-3.1 An approval at a Class Shareholders Meeting shall be required regarding the matters to be approved by a Class Shareholders Meeting pursuant to the laws and regulations and matters set forth below in addition to an approval at a general meeting of shareholders or the Board of Directors pursuant to the laws and regulations or these Articles of Incorporation:

(i) any change to the Company's Articles of Incorporation, the Board of Directors Regulations or the Share Handling Regulations;

(ii) the appointment or removal (other than for cause) and change of conditions of service or employment of the President, Chief Executive Officer, Chief Operating Officer, Chief Financial Officer or a *honbucho* of the Company, or any person having equivalent status to any of the foregoing of whatever name used (but not including the Executive Vice President or the Senior Managing Director of the Company);

(iii) a determination to dissolve the Company, or the presentation of any petition for the bankruptcy, civil rehabilitation, corporate reorganisation, corporate arrangement or special liquidation of the Company;

(iv) any change in the share capital or the creation, allotment or issue of any shares or of any other security or the grant of any option or rights to subscribe for or to convert any instrument into such shares or securities, or any consolidation or split of common shares;

(v) any reduction of the share capital or variation of the rights attaching to any class of shares or any redemption, purchase or other acquisition of any shares or other securities of the Company;

(vi) the entry into of any joint venture, partnership, consortium or other similar arrangement;

(vii) any corporate restructuring of the Company, including share exchange (*kabushiki koukan*), share transfer (*kabushiki iten*), assignment of all or substantially all of the business (*eigyo jouto*), or sale of all or substantially all of the assets of the Company, or any merger of the Company with any other company;

(viii) the acquisition or disposal in any financial year, otherwise than in accordance with any relevant capital forecast in the budget of:

(a) asset having a book or market value greater than ¥2,000,000,000;

(b) the whole or a significant part of its undertaking; or

(c) a subsidiary;

(ix) investment in or capital expenditure (including obligations under leasing arrangements) of any item or project of greater than ¥1,000,000,000 which is not provided for in the budget;

(x) the entering into of any lease, licence or similar obligation under which the rental and all other payments exceed ¥1,000,000,000 a year which is not provided for in the budget;

(xi) the borrowing of amounts (or indebtedness in the nature of borrowings), exceeding ¥5,000,000,000 (or any series of loans, advances or borrowings which exceed ¥5,000,000,000 in aggregate); the creation of or permitting the creation of any charge, mortgage or other security over any of its assets or property; or the giving of any guarantee or indemnity;

(xii) the payment or declaration of any dividend or other distribution on account of shares in its capital;

(xiii) the commencement of any litigation material to the Company, save for the collection of debts arising in the ordinary course of the business of the Company or any application for an interim injunction or other application or action (including interim defence) which is urgently required in the best interests of the Company in circumstances in which it is not reasonably practicable to obtain prior consent, provided that the foregoing shall not affect the Company's defence or settlement of any litigation commenced against the Company or for which the Company is responsible;

(xiv)the incorporation of a new subsidiary or the acquisition of any share capital or other securities of any body corporate other than investments in not more than 5 per cent. of the securities of a listed company strictly for short-term investment purposes as part of treasury management;

(xv) establishing any new branch, agency, trading establishment or business or closing any such branch, agency, trading establishment or business; or

(xvi)the delegation of authority over or in respect of any of the above matters.

16-3.2 A Class Shareholders Meeting shall be convened by sending a notice in writing to each Class A Preferred Shareholder one week prior to the scheduled meeting date.

16-3.3 A Class Shareholders Meeting shall require a quorum of the shareholders representing two thirds or more of the total number of class A preferred shares. A resolution at such meeting requires affirmative votes by two thirds or more of the number of class A preferred shares represented there.

CHAPTER IV. DIRECTORS AND BOARD OF DIRECTORS

Article 17. (Number of Directors)

The Company shall have not more than eighteen (18) directors.

Article 23. (Notice of Meeting of the Board of Directors)

23.1 Notice of convening any meeting of the Board of Directors (including an agenda setting forth the principal items of business to be transacted at such meeting) shall be sent to each of the directors and statutory auditors at least two (2) weeks prior to the date scheduled for such meeting.

23.2 If the consent of all the directors and statutory auditors has been obtained, a meeting of the Board of Directors may be held without conforming to the procedure for convening such meeting or with a shorter notice period.

23.3 None of the matters listed in Article 24.3 here in may be submitted for a vote the directors at a meeting of the Board of directors unless such item was included in the notice of such meeting.

Article 24. (Matters Subject to, and Method of, Resolutions of the Board of Directors)

24.1 Matters set forth in each item of Article 16-3.1 shall be resolved at a meeting of the Board of Directors except for matters to be resolved at a meeting of general shareholders pursuant to the laws and regulations or these Articles of Incorporation.

24.2 Except as specified in Article 24.3 herein, the quorum necessary for the transaction of business at any meeting of the Board of Directors shall be a majority of all directors then in office, and , any resolutions at such meeting shall be adopted by the affirmative vote of a majority of all directors present at a duly constituted meeting.

24.3 The following matters are subject to a resolution duly adopted by the affirmative vote of more than the number that is two-thirds (2/3) of the maximum number of directors specified in Article 17 herein (or, if any director(s) is or are disqualified from voting on a resolution relating to a transaction in which he or they have a special interest under the Commercial Code, the number that is two-thirds(2/3) of such maximum numberless the number of such disqualified director(s) to the extent permissible under the Commercial Code:

(a) entry by the Company into business activities not related to the development, construction, promotion, operation, and/or expansion of a Universal Studios theme park in Osaka, Japan ("USJ"), or the development of USJ-related merchandising; or the discontinuance or suspension of any material business activities of the Company;

(b) entry by the Company into any (x) agreement(s) relating to the financing of the construction of USJ, (y) agreements establishing revolving credit facilities to be used to finance the Company's operations in the ordinary course of business, or (z) other borrowings (excluding individual drawdowns under construction financing facilities or revolving credit facilities previously approved pursuant to this clause) in excess of five hundred million yen (¥500,000,000) in aggregate;

(c) issuances of shares (or instruments convertible into shares);

(d) the repurchase or redemption of shares by the Company;

(e) the merger, consolidation, or dissolution of the Company, or the appointment of a liquidator;

(f) any amendment of these Articles of Incorporation, or adoption, amendment or abolishment of the Board of Directors Regulations or the Share Handling Regulations of the Company;

(g) the adoption or revision of the material policies from time to time of the Company regarding the employment of permanent employees and seconded employees, including such policies relating to compensation, pension, schemes, and retirement allowances;

(h) the sale of all or an important part of the business or assets of the Company; the formation of any subsidiary, joint venture, or partnership; or the acquisition of all or substantially all of the business, assets, or shares of any other company;

(i) any proposal for the payment of dividends or for the retention of earnings in amount not consistent with the Company's dividend policy as set forth in Article 36 herein;

(j) the making of loans or other extensions of credit, the issuance of guaranties, or the grating of security interest by the Company (excluding leasehold security deposits), in any such case where the amount at risk outstanding at any time aggregates more than one hundred million yen (¥100,000,000);

(k) the filing of any petition for bankruptcy (hasan), Civil Affairs Recreation procedures (minjisaisei-tetsuzuki), or rehabilitation (kaisha-kosei);

(l) adoption of the Company's annual budgets, and adoption of any material amendments to or material deviations (including, without limitation, any transaction resulting in or expected to result in a deviation) in any annual budget; provided that the Board of Directors may provide, with its resolution adopted by the super-majority set forth in this Article 24.2, that certain categories of such amendment and/or deviation in annual budgets do not require such super-majority approval of the Board of Directors;

(m) adoption of the Company's annual business plans, and any material amendments thereto;
(n) any election of the Independent Accountants;
(o) any adoption, change or abolishment of the Company's divisions and reporting relationship among Company managers as reflected in the Company's basic organization chart;
(p) any increase in the number or directors above 18 or in the number of statutory auditors above 3, the appointment of any representative director other than the President and the Executive Vice president, and the appointment of any person other than the Executive Vice President to the position of fukusyacho and the simultaneous promotion of the Executive Vice President to hitto fukusyacho;
(q) entry into or any material amendment or modification, material waiver, renewal, or termination of any material contract, agreement, commitment or other material right, liability, or obligation; provided that the Board of Directors may provide, with its resolution adopted by the super-majority set forth in this Article 24.2, that certain categories of such contracts, agreements, commitments or other right, liability or obligation do not require such super-majority approval of the Board of Directors; and
(r) any change to the approval authority of the Finance Committee.

Article 36. (Dividend Policy)

For each fiscal year of the Company, to the extent permitted by applicable law and by any contractual limitations to which the Company may be or become subject, and subject to the ability of the Board of Directors to determine otherwise (subject to Article 24.3 herein), the Company shall make cash distributions in an aggregate amount equal to 75 percent of the Company's distributable profits (as defined in Article 290 of the Commercial Code) for such fiscal year, provided that kurikoshi rieki, that is, distributable profits carried forward from prior fiscal years, are excluded from the definition of distributable profits for this purpose until the Company's shareholders equity ratio reaches 50% and thereafter as necessary to maintain the Company's shareholders equity ratio at least 50%. Before proposing any dividend pursuant to this Article 36, the Finance Committee shall review the Company's cash flow and current assets in order to assure maintenance of the Cash Flow Reserve (as defined below) and, based on the results of such review, the Board of Directors by majority vote shall reduce a dividend payout ratio as such majority may deem necessary in order to maintain an adequate Cash Flow Reserve including sourcing cash from short-term or long-term borrowings so long as the Company's shareholders equals or exceeds 50%. The Cash Flow Reserve shall not be used for any purpose other than capital expenditures for new attractions and infrastructure improvements at USJ. The Cash Flow Reserve shall mean a cash reserve in the amount of Following Fiscal Year (as defined below) necessary to maintain a First Class Theme Park (a theme park of the equality standard of Universal Studios Florida). The Following Fiscal Year shall mean the fiscal year immediately following the fiscal year for which the dividend is declared.

(Additional Rules)

1. These Articles of Incorporation are enforced from December 1, 1994.
2. These Articles of Incorporation are enforced from March 13, 1996.
3. These Articles of Incorporation are enforced from March 17, 1997.
4. These Articles of Incorporation are enforced from July 14, 1997.
5. These Articles of Incorporation are enforced from June 29, 1998.
6. These Articles of Incorporation are enforced from June 23, 1999.
7. These Articles of Incorporation are enforced from June 28, 2000.
8. These Articles of Incorporation are enforced from June 27, 2001.
9. These Articles of Incorporation are enforced from June 26, 2002.
10. These Articles of Incorporation are enforced from June 24, 2004.
11. These Articles of Incorporation are enforced from July 21, 2005.

Bill No.2 Approval of issuance of new shares through Third Party Allotment at a special favorable price

1. The reasons why USJ desires to issue the above Class A Preferred Shares through Third Party Allotment at a special favorable price:

USJ has decided to allot new shares to the following parties in an aggregate amount of almost 25 billion yen in order to enhance its capital basis and to reduce the liability of its debt loan. Since the shares of USJ are not listed and the shares to be issued are a special class of shares, it is difficult to determine whether the issue price is favorable. Given the foregoing, in order to obtain the understanding of shareholders regarding the issuance at 45,000 yen per share to the following parties, USJ has decided to ask for approval by a special resolution at a Shareholders' Meeting.

2. Details

(1)	Number and Class of New Shares to be Issued	Class A Preferred Shares : 555,556 shares
(2)	Issue Price	45,000 yen per share
(3)	Out of Issue Price, Amount not to be Allocated to the Stated Capital	22,500 yen per share
(4)	Method of Allotment	Class A Preferred Shares to be issued through Third Party Allotment at a special favorable price as follows:

①To Crane Holdings Ltd., affiliates of Goldman Sachs Group Inc., investment vehicles owned or managed by Goldman Sachs Group Inc. or its affiliates, or affiliates of such investment vehicles, Class A Preferred Shares will be allotted as follows:

Class of New Shares to be Issued	Class A Preferred Shares
Total number of New Shares to be allotted	444,445 shares
Issue Price	45,000 yen per share

②To affiliates of Development Bank of Japan, investment vehicles owned or managed by Development Bank of Japan or its affiliates, or affiliates of such investment vehicles, Class A Preferred Shares will be allotted as follows:

Class of New Shares to be Issued	Class A Preferred Shares
Total number of New Shares to be allotted	111,111 shares
Issue Price	45,000 yen per share

Bill No.3 Appointment of 3 Directors

Mr.Toshio Takahashi will resign at the end of this Shareholders' Meeting.
Appointment of three directors is proposed. The candidates are as follows.

Candidate (Date of Birth)	Career	USJ Shares
Ankur Sahu (Oct. 18, 1969)	Oct. 1998 Joined Goldman, Sachs & Co. Jun. 2000 Vice President (Present)	-
Junya Nishiwaki (Dec.11,1972)	Jul. 1994 Joined Goldman, Sachs & Co. Dec. 2000 Vice President (Present)	-
Kazuhiro Takahashi (May 8, 1957)	Apr.1981 Joined Japan Development Bank Mar.1998 Director, Project Division for Urban Development, Kansai Branch Jun.2005 Director General, Planning Dept. for Investment Banking, Development Bank of Japan (Present)	-

Note: Messrs. Ankur Sahu, Junya Nishiwaki, and Kazuhiro Takahashi are the candidates for outside Directors stipulated in Article 188 of Commercial Code.

Exhibit A-4

Notice of the 12th Ordinary Shareholders' Meeting

June 13, 2006

Dear Shareholders

Thank you very much for your continued cooperation.
We would like to request your attendance at the 11th Ordinary Shareholders' Meeting, to be held as indicated below:

1. Date: June 28, 2006 Wednesday From 10:00a.m.

2. Location: Convention Room, Principal Office, USJ Co., Ltd.
2-1-33 Sakurajima, Konohana-ku, Osaka , Japan

3. Agenda:

(Reports) The 12th Annual Business Report (April 1,2005-March 31, 2006), Balance Sheet and Profit and Loss Statement

(Bills)

Bill No.1 Approval for the 12th Proposal for Disposition of Deficit

Bill No.2 Partial Amendment of Articles of Incorporation

Bill No.3 Appointment of 11 Directors

Bill No.4 Entrusting to the Board of Directors decisions regarding offerings of share purchase warrants to be issued as stock options for a part of Directors

Bill No.5 Entrusting to the Board of Directors decisions regarding offerings of share purchase warrants to be issued as stock options for Directors and employees

Bill No.6 Revision of Directors' compensation

Bill No.7 Payment of retirement reward for resigning Directors' service and future payment of retirement reward subsequent to termination of the retirement reward system

Please refer to the attached references for details.
Bills Nos. 2, 4 and 5 are also the bills for the class shareholders' meeting of common shares.

In the event that another person attends on your behalf, please ensure that he or she submits the enclosed authorization form at the reception desk on the day.

Sincerely,

Shin Sasaki
Representative Director & Chairman
USJ Co., Ltd.
2-1-33 Sakurajima, Konohana-ku, Osaka
554-0031 Japan

Attachment

Business Report

(From April 1, 2005 to March 31, 2006)

1. Outline of Business

(1) Business developments and results

During the fiscal year, the Japanese economy continued a steady recovery while maintaining a balance in domestic and foreign demand. Exports kept increasing with the expansion of the world economy. In the domestic private demand, capital investments continued to grow backed by high corporate profits, and the consumer spending gained increased strength.

In the theme park/leisure industry, however, sales of April - September period underperformed the same period in the previous year for 6 consecutive months, partially due to the influence of Expo 2005. Sales showed positive figures in October and November 2005, but reverted to negative in December 2005 and January 2006. The industry as a whole was loomed by uncertainty.

Under such circumstances, the Company continued its marketing strategy from the previous fiscal year, seeking to establish its new brand as a theme park that provides a wide variety of fun and experience and aiming at steady attendance growth by broadening target segments from the younger generation to include families and women.

Under the annual theme "Character Wonder Year", attractions were renewed and new events were offered that appeal to families and women. Also, measures to increase repeaters, such as enhanced seasonal events, were actively promoted.

Park attendance in the first half of the fiscal year was affected by the Aichi Expo 2005, which was held in the period and drew a large number of visitors.

In the second half of the year, the park attendance recovered and regained momentum due to the effective seasonal events implemented later in the year. Total attendance for this fiscal year was 8.31million (up by 2.6% from the prior year).

The following outlines the business results in individual business areas.

【Operating sales / Other sales】

A renewed attraction, Snoopy's Action Stage, was opened as a comedy show presented by the western film director Snoopy and his friends. A limited time only attraction, Fullmetal Alchemist, based on a Japanese anime popular among children and teenage schoolgirls, was offered at the start of spring break.

Seasonal events started with Happy Harmony Celebration, a parade show with a full array of popular characters offered from April to August, followed by Royal Sweet Wedding, a parade with large-sized balloons themed around the wedding procession of Shrek and Princess Fiona during the summer vacation period.

In September and October, Universal Wonder Halloween was held; from November, Universal Wonder Christmas featured Japan's tallest Christmas tree, a magnificent music show presented by world-class soloists and fantastic illuminations.

The entire park was overlaid with decorations in March 2006 to celebrate the 5th anniversary and Happy Harmony Celebration 5th Anniversary Special, as well as other events, kicked off the anniversary year in grand style.

Sales activities to increase awareness in and attract visitors from Southeast Asian markets were conducted by the local representatives stationed in South Korea, Taiwan and Hong Kong, together with efforts to enhance relationships and activities with travel agencies. In order to drive domestic visitors, tie-up programs with transportation companies were implemented. Efforts were made to increase repeaters by promoting Annual Pass sales and Club Universal membership (membership increased 15% and 25%, respectively, from prior year, attaining aggregate 1 million membership), which enabled closer communications with the Guests.

As a result, operating sales totaled 33,187million yen (down by 2.2% from the prior year). Other sales totaled 6,152 million yen (up by 2.3%). A new corporate partnership agreement was signed with BR 31 Ice Cream Co., Ltd. on March 6, 2006.

【Merchandise sales/ Food services sales】

In merchandise and foods/drinks businesses, sales efforts included offering retail items and food menus associated with new characters (Hello Kitty and Pink Panther) and promoting food and merchandise products themed around park-wide events. However, the net increase in attendance did not translate to increase in retail and food revenues. As a result, merchandise revenue was 18,168 million yen (down by 5.7% from the prior year) and food revenue 10,759 million yen (down by 0.9%).

As described above, maximum efforts were made to implement effective marketing and sales tactics together with the continued cost-efficiency improvement measures started in the previous year aiming at substantial cost reductions. However, for this fiscal year, the Company recorded Sales Revenue of 68,267 million yen, Operating Income of 1,494 million yen and Recurring Loss of 582 million yen. After recognizing an extraordinary loss of 4,046 million yen including the refinancing cost to strengthen the financial base, Net Loss of 4,634 million yen was recorded.

Management reforms are having a significant payoff in the growth in Operating Income and reduction of Recurring Loss in this year. Nevertheless, the Company has declared a net loss for five consecutive years since the opening of the Park, and all the executives and employees take this fact seriously and intend to do their utmost to further improve business performance in FY2006. During this fiscal year, the following actions were taken to reform company's operation.

【*Reformed* Profit Structure】

The Company aggressively implemented measures to improve cost efficiency and profit structure while increasing Guest satisfaction. As a result, substantial results were achieved through actions such as fixed headcount reduction, shifting outsourced maintenance service to in-house operations, spare parts reduction and parking operation improvement.

【Strengthened Financial Base】

The Company issued preferred shares to reinforce its capital by 25,000 million yen. These funds were utilized to refinance syndicated loans to reduce its long-term debt balance by 16,380 million yen and increase capital liquidity, enabling the Company to secure funds for capital investment. The financial base of the Company was strengthened significantly by this series of refinancing initiatives.

(2) Status of Capital Investment

Capital investment of 2,339 million yen was made in seasonal events and attractions introduced in FY2005; Universal Wonder Halloween, Universal Wonder Christmas, and Happy Harmony Celebration in April through September 2005 and Royal Sweet Wedding in July through September 2005.

(3) Status of Fund Procurement

Aiming at enhancing its financial foundation and reducing the repayment of long-term debt, the Company issued preferred shares in an amount of 25,000 million yen (at per share price of 45,000 yen) on August 25, 2005, and allocated the new shares to Crane Holdings Ltd. and DBJ Value Up Fund.

The Company also entered into a syndicated loan agreement as of August 19, 2005, and executed borrowing of 65,000 million yen to repay the former debt.

(4) Issues facing USJ Co.

The Japanese economy during this fiscal year showed an underlying upward trend, with the increase in capital investments due to recovery in corporate performance and signs of improvement in consumer spending.

As for the theme park/leisure industry, although there are long-term concerns such as the declining population and aging of society with a falling birthrate that will eventually affect the entire market, there is a mid-term prospect of improvement, with increased consumer spending backed by the recovery trend of the economy. Against such a backdrop, the performance disparity of companies in the industry seems to be widening due to various factors, including brand strength, marketing strategy effectiveness and strength of financial base.

Amidst such situations, the Company will aim for improvement in performance and stable growth by focusing on the following areas:

1. Continuous attendance increase and strengthening basis for business growth
   - Promotion of attendance increase among families and women, which are the main targets of the park, increasing repeat visitation from the local and greater Kansai area, and increasing attendance from the Kanto as well as from overseas.
   - FY2006 will be the year to promote marketing and sales strategies themed around the 5th anniversary tagline "Stories are reborn here". A new attraction, Peter Pan's Neverland, opens in April, followed by the opening in July of Land of Oz, an entire renovation of the former Western Area with the musical show Wicked.
2. Establish highly-profitable and healthy financial standing
   - Promoting sales increase measures to enrich and expand products and services in order to cope with the changes in consumption trends due to the increasing number of repeaters.
   - Realizing further efficiency in business process and promoting operational cost reduction in order to increase profit-earning capacity, and improving financial structure using thus-generated cash flow.
3. Strengthen governance and management skill
   - Achieving both timely decision-making and clarification of accountability, and realizing further efficiency in management while establishing company-side internal control by reviewing the business management system.

Introducing a new human resources system starting this fiscal year, and with the new grade system based on the size of job and responsibility as its core, organically linking evaluation, compensation, personnel development and allocation, strengthening management skill and creating a corporate culture that provides all employees with rewarding working environment.

We would highly appreciate the continued support of the shareholders.

(5) Financial Highlights

Category		FY2002 (9th year)	FY2003 (10th year)	FY2004 (11th year)	FY2005 (12th year)
Sales	(million yen)	75,848	71,250	70,059	68,267
Recurring profit	(million yen)	(9,439)	(5,068)	(3,151)	(582)
Net Profit	(million yen)	(9,315)	(5,204)	(5,172)	(4,634)
Net profit per share	(yen)	(11,644.44)	(6,505.14)	(6,466.15)	(3,159.65)
Total Assets	(million yen)	181,767	169,560	152,054	142,833
Net Assets	(million yen)	18,685	13,481	8,308	28,674

(Note)

1. Net profit per share is based on the weighted average number of outstanding common stock.
2. ( ) shows loss.

2. Outline of the company (as of March 31, 2006)

(1) Principal Business Activities

Main business of the company is to operate theme park, Universal Studios Japan, and perform other related activities.

(2) Office Location

i) Head Office: 2-1-33 Sakurajima, Konohana-ku, Osaka, Japan
ii) Sales Office: Tokyo Office, 2-1-13 Hamamatsu-cho, Minato-ku, Tokyo, Japan

(3) Shares

i) Number of shares authorized:

Common Share	2,000,000
Class A Preferred Share	185,000
Total	2,185000

ii) Number of shares issued:

Common Share	1,541,112
Class A Preferred Share	185,000
Total	1,726,112

(Note) Issuance of preferred shares was approved at the Extraordinary General Shareholders' Meeting held on July 21, 2005, and 555,556 Class A Preferred Shares were issued on August 25, 2005. 370,556 Class A Preferred Shares were converted to 741,112 common shares on March 31, 2006.

iii) Number of shareholders:

Common Share	44
Class A Preferred Share	2

iv) Major Shareholders

Common Shares (Top 7)

Shareholders	Equity investment in USJ Co.		Equity investment in other major shareholders of USJ Co.	
	Number of shares held	Voting rights percentage (%)	Number of shares held	Shareholding percentage (%)
Crane Holdings Ltd.	shares 658,890	% 42.75	Shares -	% -
City of Osaka	200,000	12.98		
Universal Studios Entertainment Japan Investment Company	192,000	12.46	-	-
DBJ Value Up Fund	148,222	9.62	-	-
Sumitomo Metal Industries Ltd.	80,000	5.19	-	-
Sumitomo Corporation	40,000	2.60	-	-
Hitachi Zosen Corporation	40,000	2.60	-	-
Total	1,359,112	88.20	-	-

(Note) Voting rights percentages are rounded to two decimal place.

Class A Preferred Shares

Shareholders	Equity investment in USJ Co.		Equity investment in other major shareholders	
	Number of shares held	Voting rights percentage (%)	Number of shares held	Shareholding percentage (%)
	shares	%	shares	%
Crane Holdings Ltd.	148,000	-	-	-
DBJ Value Up Fund	37,000	-	-	-
Total	185,000	-	-	-

(Note) The Preferred Shareholders shall not be entitled to vote at a general meeting of shareholders.

(4) Employees

	Headcount	Change from end of prior year	Average age	Average years in service
Male	423	(88)	38.6	4.6
Female	131	(29)	33.8	4.7
Total / Average	554	(117)	37.4	4.6

(Note)

1. Above figures include 12 seconded personnel from other companies and do not include 4,699 variable employees, 7 senior contract employees and 188 contract employees.
2. Above figures do not include 3 directors who concurrently serve as employee.
3. Average age and years in service are rounded.

(5) Major Lenders

Lender	Balance of loans	Number of Company shares owned by lender	
		Number of shares held	Voting rights percentage
	million yen	shares	%
Development Bank of Japan	27,440	-	-
City of Osaka	16,000	200,000	12.98
Osaka City Development Corporation	7,000	-	-
Sumitomo Mitsui Banking Corporation	6,810	4,000	0.26
Aozora Bank Ltd	6,375	1,000	0.06
The Sumitomo Trust & Banking Co.,Ltd	5,100	2,000	0.13
Chuo Mitsui Trust & Banking Co., Ltd	4,250	-	-
Barclays Bank PLC	4,250	-	-
Caryon Corporate & Investment Bank	3,400	-	-

(Note) Voting rights percentages are rounded to two decimal place.

(6) Board Members and Statutory Auditors

Position in USJ Co.	Name	Responsibilities in USJ Co. or main role in other organizations
Chairman & Representative Director	SASAKI, Shin	
President & Representative Director	GUMPEL, Glenn	
Senior Managing Director	ANDO, Mikio	General Manager, Corporate Support Division
Director	TANAKA, Isao	General Manager, Marketing & Sales Division
Director	KIKUCHI, Taro	General Manager, Finance & Administration Division General Manager, Accounting & Finance Dept and Purchasing Office
Director	MACHINO, Kazumichi	General Manager, General Affairs Dept.
Director	SAHU, Ankur	Managing Director, Goldman Sachs (Japan) Ltd.
Director	NISHIWAKI, Junya	Managing Director, Goldman Sachs (Japan) Ltd.
Director	DOZAKI, Toshio	
Director	OKUDA, Yoshiaki	Director-General, Port & Harbor Bureau, City of Osaka
Director	WILLIAMS, Thomas	Chairman & CEO, Universal Parks & Resorts Universal Studios, Inc.
Director	SILVER, Michael	Senior Vice President, Universal Parks & Resorts Universal Studios, Inc.
Director	BONNIER, Jean Louis	Senior Vice President, Universal Parks & Resorts Universal Studios, Inc.
Director	TAKAHASHI, Kazuhiro	Director General, Planning Dept. for Investment Banking Development Bank of Japan
Director	KATO, Seiji	Manager, Osaka Finance Section, Treasury Dept. Sumitomo Metal Industries, Ltd.
Director	OKADA, Tsuneyuki	General Manager, Planning & Administration Dept. Kansai, Sumitomo Corporation
Director	CORMICK, Charles	Company Secretary, The Rank Group Plc.
Statutory Auditor (Full-time)	HASE, Tsugio	Certified Public Accountant (Japan)
Statutory Auditor (Full-time)	KAWADA, Masahiro	
Statutory Auditor	SHOJI, Takashi	Representative Partner, Global Audit Corporation Certified Public Accountant (Japan)
Statutory Auditor	HATA, Hideki	Executive Manager, Strategy Planning Dept. Solution Business Headquarters, NTT WEST Corp.

(Note) 1. Ankur SAHU, Junya NISHIWAKI, Yoshiaki OKUDA, Thomas WILLIAMS, Michael SILVER, Jean Louis BONNIER, Kazuhiro TAKAHASHI, Seiji KATO, Tsuneyuki OKADA and Charles CORMICK are outside board members as specified in Item 7 (2) of Article 188 (2) of the former Commercial Code.

2. Tsugio HASE, Masahiro KAWADA, Takashi SHOJI and Hideki HATA are outside auditors as specified in Article 18 (1) of the former Law concerning Special Cases of the Commercial Code regarding Auditing and Other Subjects of Corporations

3. Changes in Board Members during this fiscal year are as follows:
New Appointment: At the 11th Annual Shareholders' Meeting held on June 24, 2005, Toshio TAKAHASHI, Seiji KATO, Tsuneyuki OKADA, Wyman ROBERTS and Jean Louis BONNIER were newly approved and assigned as Directors.

At the Extraordinary Shareholders' Meeting held on July 21, 2005, Ankur SAHU, Junya NISHIWAKI and Kazuhiro TAKAHASHI were newly approved and assigned as Directors.

Resignation: Tadahiro AIKAWA, Yuji SASAKI, Michael CORCORAN and Deborah REIF resigned as Director on June 24, 2005.

Toshio TAKAHASHI and Wyman ROBERTS resigned as Director as of July 21, 2005.

4. There were no changes in Statutory Auditors during this fiscal year.

5. Board Members' responsibilities in USJ Co. as of April 1, 2006 reflecting partial changes are as follows:

Position in USJ Co.	Name	Responsibilities in USJ Co. or main role in other organizations
Chairman & Representative Director	SASAKI, Shin	
President & Representative Director	GUMPEL, Glenn	
Senior Managing Director	ANDO, Mikio	General Manager, Corporate Support Division
Director	TANAKA, Isao	General Manager, Marketing & Sales Division
Director	KIKUCHI, Taro	General Manager, Finance & Administration Division General Manager, Accounting & Finance Dept
Director	SAHU, Ankur	Managing Director, Goldman Sachs (Japan) Ltd.
Director	NISHIWAKI, Junya	Managing Director, Goldman Sachs (Japan) Ltd.
Director	DOZAKI, Toshio	
Director	OKUDA, Yoshiaki	Director-General, Port & Harbor Bureau, City of Osaka
Director	MACHINO, Kazumichi	General Manager, City Promotion Dept., Planning & Coordination Bureau, City of Osaka
Director	WILLIAMS, Thomas	Chairman & CEO, Universal Parks & Resorts Universal Studios, Inc.
Director	SILVER, Michael	Senior Vice President, Universal Parks & Resorts Universal Studio, Inc.
Director	BONNIER, Jean Louis	Vice President, Universal Parks & Resorts Universal Studios, Inc.
Director	TAKAHASHI, Kazuhiro	General Manager, Planning Dept. for Investment Banking, Development Bank of Japan
Director	KATO, Seiji	Manager, Osaka Finance Section, Treasury Dept. Sumitomo Metal Industries, Ltd.
Director	OKADA, Tsuneyuki	General Manager, Planning & Administration Dept. Kansai, Sumitomo Corporation
Director	CORMICK, Charles	Company Secretary, The Rank Group Plc.
Statutory Auditor (Full-time)	HASE, Tsugio	Certified Public Accountant (Japan)
Statutory Auditor (Full-time)	KAWADA, Masahiro	
Statutory Auditor	SHOJI, Takashi	Representative Partner, Global Audit Corporation Certified Public Accountant (Japan)
Statutory Auditor	HATA, Hideki	Executive Manager, Strategy Planning Dept. Solution Business Headquarters, NTT WEST Corp.

6. Charles CORMICK resigned as Director on May 12, 2006.

(7) Performance-based Incentive Compensation and Initial Public Offering Compensation

Performance-based Incentive Compensation and Initial Public Offering Compensation for Mr. Glenn Gumpel was approved at the 10th Ordinary Shareholders' Meeting held on June 24, 2004 as follows:

Performance-based Incentive Compensation (the "Incentive Compensation")

(a) The Date of Payment:	May 31, 2008 (the last day of the Term of Service)
(b) The Amount of Compensation:	an amount in cash equal to 1% of the positive sum of the Performance Measure calculated as of March 31, 2008 *minus* an amount (which shall not be less than thirty billion yen) to be determined by the Board of Directors.

(c) Performance Measure is calculated as follows:

$E \times 10 + C - I + CAPEX$

(where)

E ············The company's EBITDA (an indicator of profitability of a corporation) for the fiscal year ending on such March 31.

C ············Cash and cash equivalents of the company as of such March 31.

I ·············Indebtedness of the company as of such March 31.

CAPEX ······Cash and cash equivalents of the company used for the design, development, construction of attractions and other fixed assets for the fiscal year ending on each March 31.

(Note) The Board of Directors adopted a resolution determining the amount to be deducted as provided in (b) above at thirty billion yen in the Board Meeting held of June 24, 2004.

Balance Sheet

as of March 31, 2006

(million yen)

Account	Amount	Account	Amount
Assets		Liabilities	
Current Assets	31,910	**Current Liabilities**	31,417
Cash on hand/in banks	27,131	Accounts payable, trade	1,057
Accounts receivable, trade	1,844	Long-term loan - with maturities less	
Goods	846	than 1 year	7,900
Material	89	Accounts payable, non-trade	4,588
Supplies	989	Accrued expenses	2,427
Advance to supplier	20	Income taxes payable	123
Prepaid expense	768	Consumption tax payable	150
Other current assets	222	Advance received	14,408
Allowance for bad debt	(3)	Deposit received	109
		Accrued bonuses	556
Fixed Assets	110,903	Other current liabilities	96
Tangible fixed assets	107,881		
Buildings	55,125		
Structures	19,008		
Machinery and equipment	26,348		
Boats	235		
Vehicles	481	**Long-term Liabilities**	82,741
Equipment, tools & fixtures	5,244	Long-term loan	79,700
Construction in progress	1,436	Reserve for director's retirement benefits	42
		Reserve for retirement benefits	753
Intangible fixed assets	687	Other long-term Liabilities	2,246
Software	597		
Other intangible fixed assets	90		
Investments and other assets	2,334	**Total Liabilities**	114,159
Investment in securities	2	Shareholder's Equity	
Long-term prepaid expenses	2,044	**Capital stock**	52,500
Other investments and other assets	287	**Capital reserve**	12,500
		Capital reserve	12,500
Deferred Assets	20	**Retained earnings**	(36,325)
Flotation cost	20	Undisposed deficit at year end	36,325
		Total Shareholders' Equity	28,674
Total Assets	142,833	**Total Liabilities & Shareholders' Equity**	142,833

* Fractional amounts of less than a million yen are rounded off.

1. Break down accounts of inventories are indicated from this year.
2. Accumulated Depreciation of Tangible Fixed Assets 71,384 million yen
3. Forward exchange contract of 27,000 thousand US dollars and 9,653 thousand Swiss Franc (average rate 108.15 yen/$ & 90.49 yen/CHF), currency swap agreement w/o exchange of principals for the coupon amount totaling 22,500 thousand US dollars (rate 102.71 yen/$) and interest swap agreement for notional principal of 40,000 million yen.
4. Assets provided as security
   Chattel mortgage agreement for bank loans is concluded for 636 million yen in cash.
   Cash in banks 20,733 million yen is pledged as security for bank loans.
   Buildings 55,125 million yen are mortgaged as part of Attraction Facility Foundation for bank loans.
   Structures 19,008 million yen, machinery & equipment 25,782 million yen, boats 7 million yen, vehicles 71 million yen, and tools & fixtures 4,563 million yen, as well as leased fixed assets including machinery & equipment 313 million yen, equipment, vehicles 353 million yen and tools and fixtures 385 million yen, are assigned as security for bank loans.
5. Retained earnings: minus 36,325 million yen

6. Restrictions of Dividends

Contractual restrictions on dividends are as follows:

(1) Under the Term Loan Facility Agreement dated August 19, 2005, the following conditions shall be satisfied before implementing payment of any dividend or any other distribution of profits to the shareholders:

① an amount equivalent to 100% of the next repayment of principle and interest is reserved separately from the amount equivalent to 1/6 of the repayment of principle and interest, which shall be reserved every month towards the next semiannual payment day;

② no Acceleration Event or urgently possible Event of Acceleration has occurred and is continuing; and

③ as of the time of the dividend payment, the most recent DSCR exceeds 1.75x.

The said Agreement provides financial covenants, breach of which shall be deemed Acceleration Event.

1) Leverage Ratio

The following levels of Leverage Ratio should be maintained in each stated period. Leverage Ratio is the value obtained by dividing (a) the interest-bearing obligations for borrowings not subject to subordination conditions and corporate bonds as of the end the relevant semi-annual fiscal period minus repayment reserve amount by (b) EBITDA (operating profit for the previous one year period as of the end of each semi-annual fiscal period plus depreciation and other amortization costs).

Until the end of March 2007	5.50
Until the end of September 2008	5.25
Until the end of September 2009	4.75

2) Debt Service Coverage Ratio

Debt Service Coverage Ratio should be maintained no less than 1.30. DSCR is the ratio determined by dividing (a) cash flow from operating activities in the previous one year period as of the end of each semi-annual fiscal period minus cash flow from investment activities plus (i) interest payable on the Facilities and other obligations not subject to subordination conditions and (ii) repayment reserve amount by (b) the amount of principal and interest paid on the Facilities (excluding prepayment) and other obligations not subject to subordination conditions.

(2) Under the License Agreement with Universal Studios, Inc. and other Universal group companies dated March 31, 1998, regarding the planning, construction and operation of Universal Studios (Definitive Agreement), payment of dividend is restricted if any of the following applies:

① The Company is in breach of its payment obligations of Development Costs or other costs under the Agreement.

② Payment of the Royalty or other fee has been deferred.

Profit and Loss Statement

for the year ending on March 31, 2006

(million yen)

Account	Amount	
Operating Income/Loss		
Sales		
Operating sales	33,187	
Merchandise sales	18,168	
Foods & beverage sales	10,759	
Other sales	6,152	68,267
Expenses		
Cost of goods sold		56,303
Gross Margin		11,964
Selling, General and Administrative expenses		10,470
Operating Income		1,494
Other Income/Loss		
Other Income		
Exchange gain	479	
Miscellaneous other income	204	683
Other Loss		
Interest expense	2,640	
Miscellaneous other expenses	119	2,759
Recurring Loss		582
Extraordinary Profit/Loss		
Extraordinary Loss		
Refinance expense	2,695	
Loss on early termination of hedge accounting for swap transaction	987	
Loss on retirement of fixed assets	175	
Other extraordinary loss	187	4,046
Loss Before Tax		4,628
Tax		5
Net loss for the period		4,634
Accumulated deficit at the beginning of the year		31,691
Undisposed accumulated deficit at the end of the year		36,325

(Note) Fractional amounts of less than a million yen are rounded off.

1. Account names in sales are changed: Tickets and other sales to Operations sales
   CMP revenue to Other sales
2. Net loss per share 3,159.65 yen
3. Refinance expense:

Prepayment fee	794 million yen
Underwriting fee	1,063 million yen
Arrangement fee	455 million yen
Attorneys fee & other expense	382 million yen
total	2,695 million yen

Significant Accounting Policies

(Fiscal Year 2005 Ending on March 31, 2006)

1. Securities Valuation

Securities are valued at cost, which is determined by the moving-average method, as they are unlisted and not marketable.

2. Inventory Valuation

Inventories of merchandise, raw materials, unfinished and finished products, and supplies are valued at cost, which is determined by the moving-average method.

3. Depreciation of Assets

(1) Tangible Fixed Assets

Depreciation of tangible fixed assets is calculated on the straight-line method over their estimated useful lives and salvage values defined under the Corporation Tax Law.

(2) Intangible Fixed Assets

Amortization of intangible fixed assets is calculated on the straight-line method in accordance with Corporation Tax Law except for software for in-house use. Software for in-house use is amortized over estimated useful life of 5 years on the straight-line method.

4. Deferred assets

Flotation cost is amortized evenly in three years after issuance of shares.

5. Allowances and Reserves

(1) Reserve for Bad Debt

Allowance for bad-debt are provided at the estimated amount uncorrectable on known bad debts and doubtful accounts from the past loss experience at the balance sheet date.

(2) Reserve for Bonus

Bonus payable to employees is accrued at a projected amount.

(3) Reserve for Retirement Benefits Plan

The accrued retirement benefits at the end of term are estimated present value of projected benefit obligations for all employees. Actuarial differences are expensed in the year when they arise.

(4) Reserve for retirement allowance for Directors of the Board

Accrued retirement benefits for directors of the board are provided in accordance with internal Company rules. This reserve is described under the provisions of article 43 of the Enforcement Regulations of the former Commercial Code of Japan.

6. Leasing

(1) Finance lease in which ownership of leased asset is considered to be transferred to lessee is accounted for as ordinary purchase transactions.

(2) Finance lease, except for those leases under which ownership of leased asset is considered to be transferred to lessee, is accounted for as ordinary purchase transactions. Depreciation is calculated under straight-line method with no salvage value over the lease period.

7. Derivative financial instruments

Derivative financial instruments are stated at fair value at the balance sheet date.

8. Accounting for Hedges

(1) Hedge Accounting

Gains or losses arising from the changes in fair value of hedging instruments for the purpose of hedging are deferred. Hedge accounting is not applied to the foreign forward exchange contract of $27,000 thousand, currency swap agreement without exchange of principals for the coupon amount totaling $22,500 thousand.

(2) Hedging Instruments

The Company has entered into forward exchange contracts and coupon swap contracts in order to hedge exposures resulting from fluctuations in foreign currency exchange rates on transactions denominated in foreign currencies.

The Company also entered into interest rate swap contracts in order to hedge interest rates fluctuations, swapping at least 50% of the loans with floating interest rate to the fixed rate. The hedging instrument was terminated when the relevant loan was eliminated as a result of refinancing.

(3) Hedging Policies

The Company utilizes the hedging instruments only to reduce the exposures to the risk of market fluctuation in foreign exchange rates and interest rates, not for speculative purposes.

(4) Judgement on effectiveness of hedging

The effectiveness of hedging is measured by comparing market change between hedge items and hedge instruments and assessing whether the instruments are effective in offsetting changes in cash flows of hedged items.

9. Consumption Taxes

The tax exclusion method has been adopted for consumption taxes accounting.

10. Deferred Tax Accounting

There is no deferred tax asset or deferred tax liability recorded at this fiscal year end.

(Change in accounting policy)

1. Accounting for the impairment loss on fixed assets

Effective from fiscal year 2005 ending on March 31, 2006, the Company applied the "Accounting Standards for Impairment of Fixed Assets" issued by the Business Accounting Council on August 9, 2002 and "Implementation Guidance for Accounting Standards for Impairment of Fixed Assets" issued by the Accounting Standards Board of Japan, on October 31, 2003. The adoption had no effect on the profit/loss of the Company.

PROPOSAL FOR DISPOSITION OF DEFICIT

Undisposed deficit at the end of the current fiscal year :	36,325,439,639 yen
Disposition :	–
Undisposed deficit to be carried forward to the next fiscal year :	36,325,439,639 yen

Independent Auditors' Report

May 22 , 2006

The Board of Directors
USJ Co., Ltd.

KPMG AZSA & Co.
By: Yuichi Sato
Designated and Engagement Partner
Certified Public Accountant

By: Kazuo Kawai
Designated and Engagement Partner
Certified Public Accountant

We have audited the statutory report, that is the balance sheet, the profit and loss statement, the business report (limited to accounting matters) and the proposal for disposition of deficit, and its supporting schedules (limited to accounting matters)of USJ Co., Ltd.for the 12th business year from April 1, 2005 to March 31, 2006, in accordance with Article 2 of the former "Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki Kaisha". With respect to the aforementioned business report and supporting schedules, our audit was limited to those matters derived from the accounting books and records of the Company ·The statutory report and supporting schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the statutory report and supporting schedules based on our audit as independent auditors.

We conducted our audit in accordance with generally accepted auditing standards in Japan. Those auditing standards require us to obtain reasonable assurance about whether the statutory report and supporting schedules are free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the statutory report and supporting schedules. We believe that our audit provides a reasonable basis for our opinion.

As a result of the audit, our opinion is as follows:

(1) The balance sheet and the profit and loss statement present fairly the financial position and the results of operations of the Company in conformity with related laws and regulations and the Articles of Incorporation of the Company.
(2) The business report (limited to accounting matters) presents fairly the status of the Company in conformity with related laws and regulations and the Articles of Incorporation of the Company.
(3) The proposal for disposition of deficit has been prepared in conformity with related laws and regulations and the Articles of Incorporation of the Company.
(4) With respect to the supporting schedules (limited to accounting matters) there are no items to be noted that are not in conformity with the provisions of the former Commercial Code.

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Corporate Auditors' Report

The Board of Corporate Auditors issues this Corporate Auditors' Report after consultation among the Corporate Auditors based on the reports from each of the Corporate Auditors regarding the methods and results of the audits concerning the execution of duties by Directors for the 12th fiscal year from April 1, 2005 to March 31, 2006, and reports as follows :

1. Outline of the methods of audits by the Corporate Auditors

Each of the Corporate Auditors has attended the Board of Directors' meetings and other important meetings, heard the reports on operations from Directors and other management, reviewed the important documents regarding approvals by management and investigated the situation with regard to the business and assets and so on, as necessary, in accordance with the auditing policies, the assignment of jobs, etc. that have been decided by the Board of Corporate Auditors. Also, we have received a report and explanation from the Independent Auditors and reviewed the accounting documents and schedules.

In respect to competitive transactions by Directors, transactions with conflicting interests between Directors and the Company, gratuitous supply of benefits to others, exceptional transactions with shareholders and acquisition and disposal of treasury stocks, we have examined, in addition to the above mentioned methods, whether such transactions have occurred or not, and, if they occurred, we have examined the nature of such transactions in more detail, including discussions with Directors and others, if necessary.

2. The results of the audits

(1) We believe that the methods and the results of the audit of the Independent Auditors, Azusa & Co., are appropriate.

(2) We believe that the business report correctly reflects the situation of the Company in accordance with laws and the articles of incorporation.

(3) No reportable items came to our attention regarding the proposal for disposition of deficit in light of the company's assets and other factors.

(4) No reportable items came to our attention regarding the schedules as we believe they correctly reflect the items that need to be mentioned.

(5) We did not recognize any frauds or any irregularities that do not conform with laws or the articles of incorporation on the execution of duties by Directors.

Also, we did not recognize any infringements by Directors such as competitive transactions by Directors, transactions with conflicting interests between Directors and the Company, gratuitous supply of benefits to others, exceptional transactions with shareholders and acquisition and disposal of treasury stocks.

May 24, 2006

The Board of Corporate Auditors of USJ Co., Ltd.

Corporate Auditor (full time)	Tsugio Hase
Corporate Auditor (full time)	Masahiro Kawada
Corporate Auditor	Takashi Shoji
Corporate Auditor	Hideki Hata

Note : Messrs. Tsugio Hase, Masahiro Kawada ,Takashi Shoji , and Hidelo Hata are auditors from outside corporations as specified in Article 18(1) of the former Law concerning Special Cases of Commercial Code regarding Auditing and Other Subjects of Corporations.

Reference Material for the General Shareholders' Meeting

Bills and Reference Matters

Bill No. 1 Approval for the 12th Proposal for Disposition of Deficit

The content of the bill is as stated on page 19 of the attachment.

During the fiscal year ending March 31, 2006, USJ Co., Ltd. continued to put maximum effort behind various measures aimed at driving sales and reducing costs, but regrettably accounted a net loss due to factors such as an extraordinary loss recorded for temporary costs related to refinancing. We therefore request approval to distribute no dividend for the fiscal year.

Bill No. 2 Partial Amendment of Articles of Incorporation

1. Reasons for Amendments

(1) To make amendments required for a future IPO, including removal of restriction on transfer of shares and change of the method of public notice, etc.

(2) To make amendments required in response to the Corporate Law (*Kaisyaho*)(Law No. 86 of 2005), which took effect on May 1, 2006, including revision of the phrasing of the Articles of Incorporation in accordance with the regulations set forth in the new Corporate Law.

(3) To increase the total number of shares which the Company may issue in order to raise the flexibility of procuring finance in the future.

(4) To amend the numbers of the provisions of the Articles of Incorporation in conjunction with the establishment of new provisions and deletion of old provisions resulting from the above amendments.

2. Content of Amendments

The content of the amendments is as follows.

(Amended sections are underlined)

Current Provisions	Proposed Changes
CHAPTER I. GENERAL PROVISIONS **Article 1. (Corporate Name)** The name of the Company shall be "KABUSHIKI KAISHA USJ", which shall be expressed in English as "USJ Co., Ltd."	**CHAPTER I. GENERAL PROVISIONS** **Article 1. (Corporate Name)** (Same as the current provision.)
Article 2. (Purposes) The purposes of the Company are to engage in the planning management and operation of large-scale theme parks and the following additional businesses, provided such additional businesses are directly related to the foregoing: 1. management and operation parking lots, accommodation facilities, sports facilities, movie theaters, theaters live houses, clinics and restaurants; 2. sale, and import and export of sound recorded or visual recorded articles, toys, stationery, books, musical instruments, clothing, daily necessaries, interior-related goods, sporting goods, artistic handcrafts, electrical household appliances, pharmaceutical, quasi-pharmaceutical, foods, beverages and alcohols, as well as sale of cigarettes and other tobacco products; 3. planning, production, operation and performance of various entertainments, including movies, music and arts; 4. planning and sale of character goods (which feature a figure of a man or an animal or a fantasy figure having a distinctive name and/or character); 5. lease of studios, visual equipment and audio equipment; 6. real estate lease and management; 7. passenger transportation by cable way and inland transportation by water; 8. sale of postage stamps and revenue stamps; 9. publishing business, photograph business and information services; 10. travel agency and advertisement agency; 11. FM broadcasting and TV broadcasting and other broadcasting project under the Broadcasting Law; 12. personnel education and employee training for improving company operations; 13. contracting business for planning, investigation/study, measurement, and design	**Article 2. (Purposes)** (Same as the current provision.)

Current Provisions	Proposed Changes
with respect to development of a large-scale theme park(s) (including peripheral areas), as well as consulting; 14. non-life insurance agency; and 15. money changing 16. any and all other business incidental or relating to any of the foregoing	
Article 3. (Location of Principal Office) The Company shall have its principal office in Osaka City.	**Article 3. (Location of Principal Office)** (Same as the current provision.)
(New provision)	**Article 4. (Establishment of Bodies)** The Company shall have a Board of Directors, statutory auditors, a Board of Auditors, and Independent Accountants, in addition to the general meeting of shareholders and Directors.
Article 4. (Method of Public Notice) Public notices issued by the Company shall be given in the Official Gazette (Kampo).	**Article 5. (Method of Public Notice)** The method of public notice of the Company shall be electronic public notice. Provided that, if electronic public notice is not available due to an accident or other compelling reason, public notice shall be given in the [Nihon Keizai Shimbun].
CHAPTER II. SHARES **Article 5. (Total Number of Shares Authorized to be Issued)** The total number of shares authorized to be issued by the Company shall be two million five hundred fifty-five thousand five hundred fifty-six (2,555,556), of which two million (2,000,000) shares shall be common shares and five hundred fifty-five thousand five hundred fifty-six (555,556) shares shall be class A preferred shares. Provided that, if class A preferred shares are cancelled or converted into common shares, the corresponding number of class A preferred shares shall be decreased.	**CHAPTER II. SHARES** **Article 6. (Total Number of Shares Authorized to be Issued)** The total number of shares authorized to be issued by the Company shall be three million (3,000,000), of which two million eight hundred fifteen thousand (2,815,000) shares shall be common shares and one hundred eighty-five thousand (185,000) shares shall be class A preferred shares.
Article 6. (Fractional Shares) The Company shall not enter fractional shares in add-lot share ledger.	(Deleted.)
Article 7. (Denomination of Share Certificates) Share certificates of the Company shall be in six denominations of one (1) share, ten (10) shares, one hundred (100) shares, one thousand (1,000) shares, five thousand (5,000) shares, and ten thousand (10,000) shares and such other denominations as shall be determined by the Board of Directors.	**Article 7. (Issuance of Share Certificates)** The Company shall issue share certificates for the shares.

Current Provisions	Proposed Changes
Article 8. (Restriction on Transfer of Shares) Any transfer of shares of the Company shall require the approval of the Board of Directors.	(Deleted.)
Article 9. (Suspension of Shareholders' Register) deletion	(Deleted.)
Article 9-2. (Record Date) 9-2.1 The shareholders who may exercise their rights at the ordinary general meeting of shareholders pertaining to any fiscal year shall be those who are registered as shareholders entitled to vote in the shareholders' register as of the last day of such fiscal year. 9-2.2 In addition to the preceding paragraph, whenever necessary, by a resolution of the Board of Directors and with a public notice to be made two weeks in advance, the Company may deem any shareholder or pledgee whose name appears in the register of shareholders on a specified date to be the shareholder or the pledgee who is entitled to exercise the respective rights as shareholder or pledgee. The date mentioned herein shall be within three months prior to the date on which the person may exercise the rights as a shareholder or pledgee.	**Article 8. (Record Date)** 8-1 The shareholders who may exercise their rights at the ordinary general meeting of shareholders pertaining to any fiscal year shall be those who are registered or recorded as shareholders entitled to vote in the shareholders' register as of the last day of each fiscal year. 8.2 (Deleted.)
Article 10. (Notification of Names, Addresses and Seal Impressions of Shareholders) 10.1 The shareholders shall submit to the Company a notification in the form prescribed by the Company of their names, addresses and seal impressions or signatures. 10.2 The same shall apply with respect to any change in the matters notified in accordance with the preceding paragraph	(Deleted.)
(New provision.)	**Article 9. (Administrator of Shareholders' Register)** 9.1 The Company shall have an administrator of the shareholders' register. 9.2 The administrator of the shareholders' register and the place where it conducts its services shall be determined by a resolution of the Board of Management. 9.3 Preparation of the Company's shareholders' register (including the beneficial shareholders' register, the same hereinafter), the register of share

Current Provisions	Proposed Changes
	purchase warrants and the lost-share-certificate register and providing for public inspection thereof, as well as the other services related to the shareholders' register, the register of share purchase warrants and the lost-share-certificate register shall be commissioned to the administrator of the shareholders' register, and the Company shall not handle these services.
Article 11. (Share Handling Regulations) Any change of entries in the shareholders' register, non-possession of share certificates by the shareholder, fees therefor and any other matters relating to handling of shares shall be subject to laws, regulations, these Articles of Incorporation and the Share Handling Regulations stipulated by the Board of Directors.	**Article 10. (Share Handling Regulations)** Denomination of share certificates issued by the Company as well as any other handling related to shares and fees therefor shall be subject to the Share Handling Regulations stipulated by the Board of Directors in addition to laws, regulations and these Articles of Incorporation.
CHAPTER II-2. CLASS A PREFERRED SHARES **Article 11-2. (Distribution of Dividend to Class A Preferred Shares)** Class A preferred shares have no preference in terms of the distribution of dividends. When the Company distributes dividends provided for in Article 37, all the class A preferred shares in existence as of the day set forth for the distribution in Article 37 shall be deemed to be such number of common shares as would be issued should those class A preferred shares be converted into common shares pursuant to Article 11-5, paragraph 2 at the conversion price provided for in Article 11-6 as of such day, and the Company shall distribute the same amount of dividends to each common share including a common share deemed as such pursuant to the foregoing.	**CHAPTER II-2. CLASS A PREFERRED SHARES** **Article 10-2. (Distribution of Dividend to Class A Preferred Shares)** When the Company distributes dividends provided for in Article 35-1, all the class A preferred shares in existence as of the last day of the fiscal year shall be deemed to be such number of common shares as would be issued should those class A preferred shares be converted into common shares pursuant to Article 10-5, paragraph 2 at the conversion price provided for in Article 10-6 as of such day, and the Company shall distribute the same amount of dividends to each holder or pledgor of the class A preferred shares for its common shares including common shares deemed as such pursuant to the foregoing. When the Company distributes dividends provided for in Article 35-2, all the class A preferred shares in existence as of September 30 of the fiscal year shall be deemed to be such number of common shares as would be issued should those class A preferred shares be converted into common shares pursuant to Article 10-5, paragraph 2 at the conversion price provided for in Article 10-6 as of such day, and the Company shall distribute the same amount of dividends to each holder or pledgor of the class A preferred shares for its common shares including common shares deemed as such pursuant to the foregoing.

Current Provisions	Proposed Changes
Article 11-3. (Distribution of Residual Assets to Class A Preferred Shares) When the Company distributes residual assets upon liquidation, the Company shall distribute to each class A preferred share the issue price per class A preferred share preceding any distribution to any common share.	**Article 10-3. (Distribution of Residual Assets to Class A Preferred Shares)** When the Company distributes residual assets upon liquidation, the Company shall distribute to each holder or pledgor of the class A preferred shares the issue price per class A preferred share preceding any distribution to any holder or pledgor of common shares.
Article 11-4. (Consolidation and Split of Class A Preferred Shares) The Company shall not split or consolidate class A preferred shares.	**Article 10-4 (Distribution of Residual Assets to Class A Preferred Shares)** (Same as the current provision.)
Article 11-5. (Right of Conversion into Common Shares) 11-5.1 A holder of class A preferred shares (the "Class A Preferred Shareholder") may require to convert them into common shares at the conversion price provided for in Article 11-6 at any time. 11-5.2 The number of common shares that will be issued upon conversion of class A preferred shares shall be calculated by multiplying the number of class A preferred shares to be converted by ¥45,000 per share and dividing the figure obtained thereby by the conversion price. Provided that any number of shares less than one share shall be disregarded. (New provision.)	**Article 10-5. (Right of Conversion into Common Shares)** 10-5.1 A Class A Preferred Shareholder may require the Company to acquire its class A preferred shares and to provide it with common shares ("conversion") at the conversion price provided for in Article 10-6 at any time. 10-5.2 The number of common shares that will be provided upon conversion of class A preferred shares shall be calculated by multiplying the number of class A preferred shares to be converted by ¥45,000 per share and dividing the figure obtained thereby by the conversion price. Provided that any number of shares less than one share shall be disregarded. 10-5.3 On or at any time after the date that is the seventh anniversary of the date of issuance of the class A preferred shares, a Class A Preferred Shareholder may require the Company to acquire the class A preferred shares held by it at ¥45,000 per share.
Article 11-6. (Conversion Price) 11-6.1 The initial conversion price of class A preferred shares shall be ¥22,500 per share. 11-6.2 If, after the issuance of the class A preferred shares, the Company: (i) issues (a) common shares at a per share price below the current conversion price (other than shares issued or transferred (i) upon conversion or exchange of any convertible or exchangeable securities issued by the Company, (ii) upon exercise of any rights or warrants granted, offered or issued by the Company, (iii) to shareholders of any corporation which	**Article 10-6. (Conversion Price)** 10-6.1 (Same as current provision.) 10-6.2 If, after the issuance of the class A preferred shares, the Company: (i) issues (a) common shares at a per share price below the current conversion price (other than shares issued or transferred (i) upon conversion or exchange of any convertible or exchangeable securities issued by the Company, (ii) upon exercise of any rights or warrants granted, offered or issued by the Company, (iii) to

Current Provisions	Proposed Changes
merges into the Company upon such merger or which becomes a wholly-owned subsidiary of the Company by a share exchange (kabushiki-kokan) pursuant to Article 352 et seq. of the Commercial Code, in proportion to their shareholding in such corporation immediately prior to such merger or share exchange, (iv) to any corporation or to shareholders of any corporation which transfers its business to the Company following a corporate split (kyushu bunkatsu) pursuant to Article 374-16 et seq. of the Commercial Code, and (v) upon exercise of the statutory pre-emptive rights by respective shareholders of common shares and class A preferred shares in accordance with the statutory pre-emptive rights under the Commercial Code), or (b) securities entitling the holders thereof to exercise rights of conversion into or subscription of common shares at a price less than the current conversion price, the conversion price shall be adjusted using the formula prescribed in Article 11-6.3(i);	shareholders of any corporation which merges into the Company upon such merger or which becomes a wholly-owned subsidiary of the Company by a share exchange (kabushiki-kokan) pursuant to Article 767 et seq. of the Corporate Law, in proportion to their shareholding in such corporation immediately prior to such merger or share exchange, (iv) to any corporation or to shareholders of any corporation which transfers its business to the Company following a corporate split (kyushu bunkatsu) pursuant to Article 757 et seq. of the Corporate Law, and (v) upon exercise of the statutory pre-emptive rights by respective shareholders of common shares and class A preferred shares in accordance with the statutory pre-emptive rights under the Corporate Law), or (b) securities entitling the holders thereof to exercise rights of conversion into or subscription of common shares at a price less than the current conversion price, the conversion price shall be adjusted using the formula prescribed in Article 10-6.3(i)
(ii) effects a split of the common shares, the conversion price shall be adjusted using the formula prescribed in Article 11-6.3(ii); and;	(ii) (Same as current provision.)
(iii) effects a merger, capital decrease, corporate split or consolidation of common shares otherwise than in the events mentioned in items (i) and (ii) above, and the Board of Directors of the Company determines that the adjustment of the conversion price is necessary in order to preserve the Class A Preferred Shareholders' proportionate ownership of common shares on a fully diluted basis following the relevant event, then adjustment shall be made as determined by the Board of Directors of the Company so as to achieve the aforementioned objective for making such adjustment.	(iii) (Same as current provision.)
11-6.3 (i) The formula used for the adjustment of the conversion price pursuant to Article 11-6.2 (i) shall be as follows: (calculating formula omitted)	10-6.3 (Same as current provision.)
(ii) The formula used for the adjustment of the conversion price pursuant to Article 11-6.2(ii) shall be as follows: (calculating formula omitted)	
(iii) In the above formulas, "conversion price before adjustment" means the conversion	

Current Provisions	Proposed Changes
price in effect on the date immediately preceding the date on which the adjusted conversion price becomes effective.	
11-6.4 The conversion price after adjustment shall take effect on the dates below.	10-6.4 The conversion price after adjustment shall take effect on the dates below.
(i) In the event that the Company issues common shares for a consideration less than the current conversion price, the conversion price after adjustment will become effective as of the date immediately following the due date of payment for such common shares, or, if such common shares are issued to shareholders of the Company, the conversion price after adjustment will become effective as of the date immediately following such date for the application.	(i) (Same as the current provision.)
(ii) In the event that common shares are issued by way of stock split, the conversion price after adjustment will become effective as of the date immediately following the record date for the allotment of such common shares by way of stock split. Provided that, in the case of a stock split and issue of new common shares by a transfer of distributable profits to capital, and the record date for the allotment of such common shares falls prior to the date of close of the relevant ordinary shareholders meeting at which the required transfer of distributable profits to capital is approved, the conversion price after adjustment shall become effective as of the date immediately following the date on which the ordinary shareholders meeting approving the transfer is concluded.	(ii) In the event that common shares are issued by way of stock split, the conversion price after adjustment will become effective as of the date immediately following the record date for the allotment of such common shares by way of stock split. Provided that, in the case of a stock split and issue of new common shares by a transfer of distributable profits to capital, and the record date for the allotment of such common shares falls prior to the date of close of the relevant ordinary shareholders meeting at which the required transfer of distributable profits to capital is approved, the conversion price after adjustment shall become effective as of the date immediately following the date on which the ordinary shareholders meeting approving the transfer is concluded.
(iii) In the event that the Company issues securities entitling the holders thereof to exercise rights of conversion into or subscription of common shares at a price less than the current conversion price, the conversion price after adjustment will become effective as of the date immediately following the date of issue of such securities or, in the case of an issue of such securities to the shareholders of the Company, the conversion price after adjustment will become effective as of the date immediately following the date for application.	(iii) (Same as the current provision.)

Current Provisions	Proposed Changes
Article 11-7. (Automatic Conversion) If a Class A Preferred Shareholder exercises any right under which such shareholder is entitled to sell a portion of their class A preferred shares (the "Relevant Portion") to a third party at the same time any other shareholder of the Company sells such shareholder's shares in the Company to the third party pursuant to a contract with the relevant shareholder or otherwise, then the Relevant Portion shall be automatically converted into common shares in a number of shares calculated by multiplying the number of the class A preferred shares comprising the Relevant Portion by ¥45,000 per share and dividing the figure obtained thereby by the current conversion price on the completion date of the sale of the Relevant Portion. Provided, however, any number of shares less than one share shall be disregarded.	(Deleted.)
Article 11-8. (Redemption) On or at any time after the date that is the seventh anniversary of the date of issuance of the class A preferred shares, a Class A Preferred Shareholder may require the Company to redeem the class A preferred shares held by it at a redemption price of ¥45,000 per share.	(Deleted.)
Article 11-9. (Voting Rights of Class A Preferred Shares) The Class A Preferred Shareholders shall not be entitled to vote at a general meeting of shareholders.	**Article 10-7. (Voting Rights of Class A Preferred Shares)** The Class A Preferred Shareholders shall not be entitled to vote with their Class A Preferred Shares at a general meeting of shareholders.
CHAPTER III. GENERAL MEETINGS OF SHAREHOLDERS **Article 12. (Timing of Convocation)** The ordinary general meetings of shareholders of the Company shall be convened within three (3) months after the day following the last day of each fiscal year. Extraordinary general meetings of shareholders of the Company may be convened at any time whenever necessary.	**CHAPTER III. GENERAL MEETINGS OF SHAREHOLDERS** **Article 11. (Timing of Convocation)** The ordinary general meetings of shareholders of the Company shall be convened within three (3) months after the day following the last day of each fiscal year. Extraordinary general meetings of shareholders of the Company may be convened at any time whenever necessary.
Article 13. (Convener and Chairman) 13.1 Each general meeting of shareholders shall be convened and presided over by the Chairman. 13.2 If the Chairman is unable to act as convener and/or chairman at any general meeting of shareholders, the President (or, if he is unavailable, another director in the order prescribed by the Board of	**Article 12. (Convener and Chairman)** 12.1 Each general meeting of shareholders shall, by a resolution of the board of directors, be convened and presided over by the President, except as otherwise provided by any code. 12.2 If the President is unable to act as convener and/or chairman at any general meeting of shareholders, another director in the order prescribed

Current Provisions	Proposed Changes
Directors in advance) shall act in his place	by the Board of Directors in advance shall act in his place.
Article 14. (Quorum and Method of Resolutions) 14.1 A quorum for a general meeting of shareholders of the Company shall be a majority of the voting rights held by all of the shareholders, and all resolutions at any general meeting of shareholders of the Company shall be adopted by the affirmative vote of a majority of the voting rights of the shareholders represented at such meeting, unless otherwise provided for by laws, regulations, or these Articles of Incorporation. 14.2 The matters set forth below shall require the approval of more than two-thirds (2/3) of the voting rights held by all of the shareholders when considered at a general meeting of shareholders: (i) any matters which require approval at a general meeting of shareholders regarding issuances of shares (or securities convertible into shares) pursuant to the Commercial Code; (ii) the merger or consolidation (gappei) or dissolution (kaisan) of the Company or the appointment of a liquidator (seisan-nin); (iii) any amendment to these Articles of Incorporation; (iv) the sale of all or an important part of the business (eigyo) of the Company or the acquisition of all of the business of any other company; (v) any payment of dividends or retention of earnings in amounts not consistent with the Company's dividend policy as set forth in Article 36 herein; (vi) the filing of any petition for bankruptcy (hasan), Civil Affairs Regeneration procedures(minjisaisei-tetsuzuki), or rehabilitation procedures (kaisha-kosei tetsuzuki); (vii) any election of the Independent Accountants; and (viii) other matters set forth in Article 24.3 herein when considered at a general meeting of shareholders.	**Article 13. (Method of Resolutions)** 13.1 Unless otherwise provided in any code or these articles of incorporation, all resolutions at any general meeting of shareholders of the Company shall be adopted by the affirmative vote of a majority of the voting rights of the shareholders who are present at such meeting and have voting rights. 13.2 Resolutions pursuant to the provision of Article 309, paragraph 2 of the Corporate Law shall be adopted by a vote of two-thirds (2/3) or more of the voting rights of those shareholders who attend the shareholders' meeting, at which shareholders having one-third (1/3) or more of the total voting rights of all shareholders shall attend.

Current Provisions	Proposed Changes
(New provision)	**Article 14. (Internet Disclosure of Shareholders' Meeting Reference Documents, etc. and Deemed Offering)** The company may, pursuant to the Ordinance of the Ministry of Justice, be deemed to offer the information pertaining to the matters which should be mentioned or displayed in reference documents for shareholders' meetings, financial statements, consolidated financial statements, and business reports to shareholders by disclosing them through the Internet.
Article 15. (Exercise of Voting Rights by Proxy) 15.1 The shareholders may exercise their voting rights by proxy at the general meeting of shareholders. 15.2 The proxy shall submit to the Company a written certification of his power of representation for each general meeting of shareholders in advance of such meeting.	**Article 15 (Exercise of Voting Rights by Proxy)** 15.1 The shareholders may exercise their voting rights by selecting one other shareholder holding voting rights of the Company as a proxy at the general meeting of shareholders. 15.2 In the case referred to in the preceding paragraph, the proxy shall submit to the Company a written certification of his power of representation for each general meeting of shareholders.
Article 16. (Language and Minutes) All notices of meetings, meeting minutes and materials to be presented at any general meeting of shareholders shall be prepared in Japanese accompanied by their English translation and the Company shall produce the attendance of an English translator for such a meeting. The minutes shall be kept at the principal office of the Company after the chairman of the meeting and the directors present at the meeting have signed or sealed them.	**Article 16. (Language and Minutes)** 16.1 All notices of meetings, meeting minutes and materials to be presented at any general meeting of shareholders shall be prepared in Japanese accompanied by their English translation, and the Company shall cause the attendance of an English translator for such meetings. 16.2 The progress updates and results of the meeting, and the other items set forth in laws and regulations, should be mentioned or recorded in the minutes pursuant to the provision of laws and regulations, and the minutes shall be kept at the principal office of the Company after the chairman of the meeting and the directors present at the meeting have signed or sealed them.
Article 16-2. (Application Mutatis Mutandis to Class Shareholders Meetings) The provisions of Article 13, 15 and 16 shall be applied mutatis mutandis to class shareholders meetings of the Class A Preferred Shareholders of the Company ("Class Shareholders Meeting").	**Article 16-2. (Application Mutatis Mutandis to Class Shareholders Meetings)** The provisions of Article 12, 15 and 16 shall be applied mutatis mutandis to class shareholders meetings of the Class A Preferred Shareholders of the Company and of the General Shareholders (both "Class Shareholders Meeting").

Current Provisions	Proposed Changes
Article 16-3. (Class Shareholders Meetings) 16-3.1 An approval at a Class Shareholders Meeting shall be required regarding the matters to be approved by a Class Shareholders Meeting pursuant to the laws and regulations and matters set forth below in addition to an approval at a general meeting of shareholders or the Board of Directors pursuant to the laws and regulations or these Articles of Incorporation: (i) any change to the Company's Articles of Incorporation, the Board of Directors Regulations or the Share Handling Regulations; (ii) the appointment or removal (other than for cause) and change of conditions of service or employment of the President, Chief Executive Officer, Chief Operating Officer, Chief Financial Officer or a honbucho of the Company, or any person having equivalent status to any of the foregoing of whatever name used (but not including the Executive Vice President or the Senior Managing Director of the Company); (iii) a determination to dissolve the Company, or the presentation of any petition for the bankruptcy, civil rehabilitation, corporate reorganization, corporate arrangement or special liquidation of the Company; (iv) any change in the share capital or the creation, allotment or issue of any shares or of any other security or the grant of any option or rights to subscribe for or to convert any instrument into such shares or securities, or any consolidation or split of common shares; (v) any reduction of the share capital or variation of the rights attaching to any class of shares or any redemption, purchase or other acquisition of any shares or other securities of the Company; (vi) the entry into of any joint venture, partnership, consortium or other similar arrangement; (vii) any corporate restructuring of the Company, including share exchange (kabushiki koukan), share transfer (kabushiki iten), assignment of all or substantially all of the business (eigyo jouto), or sale of all or substantially all of the assets of the Company, or any merger of the Company with any other company; (viii) the acquisition or disposal in any	**Article 16-3. (Class Shareholders Meetings)** 16-3.1 An approval at a Class Shareholders Meeting shall be required regarding the matters to be approved by a Class Shareholders Meeting pursuant to the laws and regulations in addition to resolutions of shareholders or the board of directors which are required by the laws and regulations.

Current Provisions	Proposed Changes
financial year, otherwise than in accordance with any relevant capital forecast in the budget of:(a) asset having a book or market value greater than ¥2,000,000,000;(b) the whole or a significant part of its undertaking; or(c) a subsidiary; (ix) investment in or capital expenditure (including obligations under leasing arrangements) of any item or project of greater than ¥1,000,000,000 which is not provided for in the budget; (x) the entering into of any lease, license or similar obligation under which the rental and all other payments exceed ¥1,000,000,000 a year which is not provided for in the budget; (xi) the borrowing of amounts (or indebtedness in the nature of borrowings), exceeding ¥5,000,000,000 (or any series of loans, advances or borrowings which exceed ¥5,000,000,000 in aggregate); the creation of or permitting the creation of any charge, mortgage or other security over any of its assets or property; or the giving of any guarantee or indemnity; (xii) the payment or declaration of any dividend or other distribution on account of shares in its capital; (xiii) the commencement of any litigation material to the Company, save for the collection of debts arising in the ordinary course of the business of the Company or any application for an interim injunction or other application or action (including interim defense) which is urgently required in the best interests of the Company in circumstances in which it is not reasonably practicable to obtain prior consent, provided that the foregoing shall not affect the Company's defence or settlement of any litigation commenced against the Company or for which the Company is responsible; (xiv) the incorporation of a new subsidiary or the acquisition of any share capital or other securities of any body corporate other than investments in not more than 5 per cent. of the securities of a listed company strictly for short-term investment purposes as part of treasury management; (xv) establishing any new branch, agency, trading establishment or business or closing any such branch, agency, trading	

Current Provisions	Proposed Changes
establishment or business; or (xvi) the delegation of authority over or in respect of any of the above matters. 16-3.2 A Class Shareholders Meeting shall be convened by sending a notice in written. 16-3.3 A Class Shareholders Meeting shall require a quorum of the shareholders representing two thirds or more of the total number of class A preferred shares. A resolution at such meeting requires affirmative votes by two thirds or more of the number of class A preferred shares represented there.	16-3.2 A Class Shareholders Meeting shall be convened by sending a notice in writing to the class shareholders of such class. 16-3.3 A Class Shareholders Meeting shall require a quorum of the class shareholders of such class representing two thirds (2/3) or more of the total number of such class shares held by such shareholders which are present at such meeting. A resolution at such meeting requires affirmative votes by two thirds (2/3) or more of the number of such class shares represented there.
CHAPTER IV. DIRECTORS AND BOARD OF DIRECTORS **Article 17. (Number of Directors)** The Company shall have not more than eighteen (18) directors.	**CHAPTER IV. DIRECTORS AND BOARD OF DIRECTORS** **Article 17. (Number of Directors)** The Company shall have not more than eleven (11) directors.
Article 18. (Method of Election) 18.1 All directors of the Company shall be elected at a general meeting of shareholders. 18.2 Cumulative voting shall not be used for the adoption of resolutions for electing directors	**Article 18. (Method of Election of Directors)** 18.1 The resolution of election of all directors of the Company shall be adopted by the vote of a majority of the voting rights of those shareholders who attend the shareholders' meeting, at which shareholders having one-third (1/3) or more of the total voting rights of all shareholders shall attend. 18.2 (Same as the current provision.)
Article 19. (Term of Office) 19.1 The term of office of directors shall expire at the conclusion of the ordinary general meeting of shareholders pertaining to the last fiscal year within one (1) year after his/her assumption of office. 19.2 The term of office of a director, who is elected to increase the number of directors or to fill a vacancy, shall be the remaining period of the term of office of the other directors in office.	**Article 19. (Term of Office of Directors)** 19.1 The term of office of directors shall expire at the conclusion of the ordinary general meeting of shareholders pertaining to the last fiscal year within one (1) year after their assumption of office. 19.2 (Same as the current provision.)
Article 20. (Representative Directors and Directors with Specific Titles) 20.1 The representative directors (daihyo-torishimariyaku) shall be elected by a	**Article 20. (Representative Directors and Directors with Specific Titles)** 20.1 The Board of Directors shall elect the representative directors (daihyo-

Current Provisions		Proposed Changes	
	resolution of the Board of Directors. The Company may appoint one or more representative directors other than the President and the Executive Vice President pursuant to Article 24.3 (p) herein.		torishimariyaku) by its resolution.
20.2	By its resolution, the Board of Directors may elect among themselves a Chairman (kaicho), a President (shacho), an Executive Vice President (fukushacho), a senior director in charge of administrative division (whose title shall be senmu or jomu, as the case may be, hereinafter called as "Senior Managing Director" (kanribumon-tokatsu yakuin) as well as several senior managing directors (senmu-torishimariyaku) and/or managing directors (jomu-torishimariyaku). The President and the Executive Vice President shall be elected to representative directors. If any person other than the Executive Vice President is appointed to the position of fukushacho pursuant to Article 24.3 (p) herein, the Executive Vice President shall be elevated to the position of hitto fukushacho and at no time shall any other person (other than the President) be appointed to hitto fukushacho or any similar or higher ranking position.	20.2	The Board of Directors shall elect a Chairman (kaicho), a President (shacho), several Executive Vice Presidents (fukushacho), senior managing directors (senmu-torishimariyaku) and/or managing directors (jomu-torishimariyaku) by its resolution.
Article 21. (Management Consultative Committee and Finance Committee)		(Deleted.)	
21.1	The Executive Vice President and the Senior Managing Director shall have management responsibilities as established or changed by the Board of Directors pursuant to Article 24.3 (0) herein.		
21.2	It is intended that the President, the Executive Vice President and the Senior Managing Director shall together constitute the Management Consultative Committee which will receive reports from the general managers and other managers in the Company with respect to all important matters regarding the management and operation of the Company and serve as a forum for consultations regarding such matters. The Management Consultative Committee, however, shall not be a decision-making body.		
21.3	The President, the Executive Vice President, the Senior Managing Director		

Current Provisions	Proposed Changes
and the Finance Director (zaimu-tanto-torisimariyaku) of the Company shall together constitute the Finance Committee, which is a decision-making body for daily financial matters specified in the Board of Directors Regulations. The Finance Committee shall make its decision by the affirmative vote of a majority of the members of the Finance Committee. If the Finance Committee shall be deadlocked on an issue, such issue may be decided by a majority of the Board of Directors. The Finance Committee may delegate its authority in accordance with the Board of Directors Regulations.	
Article 22. (Convener and Chairman of Meetings of the Board of Directors) 22.1 Unless otherwise provided for by laws or regulations, meetings of the Board of Directors shall be convened by the Chairman. If the Chairman is unable to convene a meeting of the Board of Directors, the President (or, if he/she is unavailable, another director in the order prescribed by the Board of Directors in advance) may convene a meeting. 22.2 The Chairman shall act as chairman of all meetings of the Board of Directors. If the Chairman is unable to act as chairman at any meeting of the Board of Directors, the President (or, if he/she is unable to act, another director in the order prescribed by the Board of Directors in advance) shall act in such place.	**Article 21. (Convener and Chairman of Meetings of the Board of Directors)** 21.1 Unless otherwise provided by laws or regulations, meetings of the Board of Directors shall be convened by the President. If the President is unable to convene a meeting of the Board of Directors, another director in the order prescribed by the Board of Directors in advance may convene a meeting. 21.2 The President shall act as chairman of all meetings of the Board of Directors. If the President is unable to act as chairman at any meeting of the Board of Directors, another director in the order prescribed by the Board of Directors in advance shall act in his/her place.
Article 23. (Notice of Meeting of the Board of Directors) 23.1 Notice of convening any meeting of the Board of Directors (including an agenda setting forth the principal items of business to be transacted at such meeting) shall be sent to each of the directors and statutory auditors at least two (2) weeks prior to the date scheduled for such meeting. 23.2 If the consent of all the directors and statutory auditors has been obtained, a meeting of the Board of Directors may be held without conforming to the procedure for convening such meeting or with a shorter notice period. 23.3 None of the matters listed in Article 24.3	**Article 22. (Notice of Meeting of the Board of Directors)** 22.1 Notice of convening any meeting of the Board of Directors shall be sent to each of the directors and statutory auditors at least one (1) week prior to the date scheduled for such meeting. However, this period may be shortened in case of emergency. 22.2 (Same as the current provision.) 22.3 (Deleted.)

Current Provisions	Proposed Changes
here in may be submitted for a vote the directors at a meeting of the Board of directors unless such item was included in the notice of such meeting.	
Article 24. (Matters Subject to, and Method of Resolutions of the Board of Directors) 24.1 Matters set forth in each item of Article 16-3.1 shall be resolved at a meeting of the Board of Directors except for matters to be resolved at a meeting of general shareholders pursuant to the laws and regulations or these Articles of Incorporation. 24.2 Except as specified in Article 24.3 herein, the quorum necessary for the transaction of business at any meeting of the Board of Directors shall be a majority of all directors then in office, and , any resolutions at such meeting shall be adopted by the affirmative vote of a majority of all directors present at a duly constituted meeting. 24.3 The following matters are subject to a resolution duly adopted by the affirmative vote of more than the number that is two-thirds (2/3) of the maximum number of directors specified in Article 17 herein (or, if any director(s) is or are disqualified from voting on a resolution relating to a transaction in which he or they have a special interest under the Commercial Code, the number that is two-thirds(2/3) of such maximum numberless the number of such disqualified director(s) to the extent permissible under the Commercial Code: (a) entry by the Company into business activities not related to the development, construction, promotion, operation, and/or expansion of a Universal Studios theme park in Osaka, Japan ("USJ"), or the development of USJ-related merchandising; or the discontinuance or suspension of any material business activities of the Company; (b) entry by the Company into any (x) agreement(s) relating to the financing of the construction of USJ, (y) agreements establishing revolving credit facilities to be used to finance the Company's operations in the ordinary course of business, or (z) other borrowings (excluding individual drawdowns under construction financing facilities or	**Article 23. (Matters Subject to, and Method of Resolutions of the Board of Directors, etc.)** 23.1 The quorum necessary for the transaction of business at any meeting of the Board of Directors shall be a majority of directors who are able to participate in such meeting, and any resolutions at such meeting shall be adopted by the affirmative vote of a majority of all directors present at a duly constituted meeting. 23.2 In the event that any director makes a proposal concerning the matters of the agenda of the Board of Directors, the Company shall deem that the proposal is approved if all the directors who are able to participate in the resolution consent to the proposal in writing or through electromagnetic record and statutory auditors do not make objections against it. 23.3 (Deleted.)

Current Provisions	Proposed Changes
revolving credit facilities previously approved pursuant to this clause) in excess of five hundred million yen (¥500,000,000) in aggregate; (c) issuances of shares (or instruments convertible into shares); (d) the repurchase or redemption of shares by the Company; (e) the merger, consolidation, or dissolution of the Company, or the appointment of a liquidator; (f) any amendment of these Articles of Incorporation, or adoption, amendment or abolishment of the Board of Directors Regulations or the Share Handling Regulations of the Company; (g) the adoption or revision of the material policies from time to time of the Company regarding the employment of permanent employees and seconded employees, including such policies relating to compensation, pension, schemes, and retirement allowances; (h) the sale of all or an important part of the business or assets of the Company; the formation of any subsidiary, joint venture, or partnership; or the acquisition of all or substantially all of the business, assets, or shares of any other company; (i) any proposal for the payment of dividends or for the retention of earnings in amount not consistent with the Company's dividend policy as set forth in Article 36 herein; (j) the making of loans or other extensions of credit, the issuance of guaranties, or the grating of security interest by the Company (excluding leasehold security deposits), in any such case where the amount at risk outstanding at any time aggregates more than one hundred million yen (¥100,000,000); (k) the filing of any petition for bankruptcy (hasan), Civil Affairs Recreation procedures (minjisaisei-tetsuzuki), or rehabilitation (kaisha-kosei); (l) adoption of the Company's annual budgets, and adoption of any material amendments to or material deviations (including, without limitation, any transaction resulting in or expected to result in a deviation) in any annual budget; provided that the Board of Directors may provide, with its resolution adopted by the super-majority set forth in	

Current Provisions	Proposed Changes
this Article 24.3, that certain categories of such amendment and/or deviation in annual budgets do not require such super-majority approval of the Board of Directors; (m) adoption of the Company's annual business plans, and any material amendments thereto; (n) any election of the Independent Accountants; (o) any adoption, change or abolishment of the Company's divisions and reporting relationship among Company managers as reflected in the Company's basic organization chart; (p) any increase in the number or directors above 18 or in the number of statutory auditors above 3, the appointment of any representative director other than the President and the Executive Vice president, and the appointment of any person other than the Executive Vice President to the position of fukusyacho and the simultaneous promotion of the Executive Vice President to hitto fukusyacho; (q) entry into or any material amendment or modification, material waiver, renewal, or termination of any material contract, agreement, commitment or other material right, liability, or obligation; provided that the Board of Directors may provide, with its resolution adopted by the super-majority set forth in this Article 24.3, that certain categories of such contracts, agreements, commitments or other right, liability or obligation do not require such super-majority approval of the Board of Directors; and (r) any change to the approval authority of the Finance Committee.	
Article 25. (Language and Minutes of the Meeting of the Board of Directors) All notices of meetings, meeting minutes and materials to be presented at the meetings of the Board of Directors shall be prepared in Japanese accompanied by their English translation, and the Company shall procure the attendance of an English translator for such a meeting. The minutes shall be kept at the principal office of the Company after the directors and statutory auditors present at the meeting have signed or sealed them.	**Article 24. (Language and Minutes of the Meeting of the Board of Directors)** 24-1 All notices of meetings, meeting minutes and materials to be presented at the meetings of the Board of Directors shall be prepared in Japanese accompanied by their English translation, and the Company shall procure the attendance of an English translator for such a meeting.

Current Provisions	Proposed Changes
	24-2 The progress updates and results of the meeting of the Board of Directors, and the other items set forth in laws and regulations, should be mentioned or recorded in the minutes, and the directors and the statutory auditors present at the meeting should affix their seal or put their electronic signature on them. 24-3 The minutes set forth above or the writing or electromagnetic record mentioned above shall be kept at the principal office of the Company for ten (10) years from the day of the board of directors meeting.
Article 26. (Regulations of the Board of Directors) Matters with respect to the Board of Directors shall be subject to laws, regulations, these Articles of Incorporation and the Board of Directors Regulations stipulated by the Board of Directors.	**Article 25. (Regulations of the Board of Directors)** (Same as the current provision.)
CHAPTER V. STATUTORY AUDITORS AND BOARD OF STATUTORY AUDITORS **Article 27. (Number of Statutory Auditors)** The Company shall have not more than four (4) statutory auditors.	**CHAPTER V. STATUTORY AUDITORS AND BOARD OF STATUTORY AUDITORS** **Article 26. (Number of Statutory Auditors)** (Same as the current provision.)
Article 28. (Method of Election) All statutory auditors of the Company shall be elected at a general meeting of shareholders.	**Article 27. (Method of Election of Statutory Auditors)** The resolution for election of all statutory auditors of the Company shall be adopted by a vote of the majority of the voting rights of those shareholders who attend the shareholders' meeting, at which shareholders having one-third (1/3) or more of the total voting rights of all shareholders shall attend.
Article 29. (Term of Office) 29.1 The term of office of a statutory auditor shall expire upon the conclusion of the ordinary general shareholders' meeting pertaining to the last fiscal year ending within four (4) years after his/her assumption of office. 29.2 The term of office of a statutory auditor, who is elected to fill a vacancy, shall be the remaining period of the term of office of his predecessor.	**Article 28. (Term of Office of Auditors)** 28.1 The term of office of a statutory auditor shall expire at the conclusion of the ordinary general meeting of shareholders pertaining to the last fiscal year expiring within four (4) years from his/her election to office. 28.2 (Same as the current provision.)

Current Provisions	Proposed Changes
Article 30. (Full-time Statutory Auditors) The statutory auditors shall, by their votes, mutually elect at least one full-time statutory auditors.	**Article 29. (Full-time Statutory Auditors)** The Board of Statutory Auditors shall elect several full-time statutory auditors.
Article 31. (Notice for Meeting of the Board of Statutory Auditors) 31.1 Notice of convening a meeting of the Board of Statutory Auditors (setting forth the principal items of business to be transacted at such meeting) shall be sent to each of statutory auditors at least two (2) weeks prior to the date scheduled for such meeting. 31.2 If the written consent of all the statutory auditors has been obtained, a meeting of the Board of Statutory Auditors may be held without confirming to the procedure for convening such meetings or with a shorter notice period.	**Article 30. (Notice for Meeting of the Board of Statutory Auditors)** 30.1 Notice of convening a meeting of the Board of Statutory Auditors shall be sent to each of the statutory auditors at least one (1) weeks prior to the date scheduled for such meeting. 30.2 (Same as the current provision.)
Article 32. (Method of Resolutions of the Board of Statutory Auditors) Unless otherwise provided for by laws and regulations, resolutions of a meeting of the Board of Statutory Auditors shall be adopted by a majority of votes of all the statutory auditors.	**Article 31. (Method of Resolutions of the Board of Statutory Auditors)** Unless otherwise provided for by laws and regulations, resolutions of a meeting of the Board of Statutory Auditors shall be adopted by a majority of votes of all the statutory auditors.
Article 33. (Language and Minutes of the Meetings of the Board of Statutory Auditors) All notices of meeting, meeting minutes and materials to be presented at meeting of the Board of Statutory Auditors shall be prepared in Japanese accompanied by their English translation, and the Company shall procure the attendance of an English translator for such a meeting. The minutes shall be kept at the principal office of the Company after the statutory auditors present at the meeting have signed or sealed them.	**Article 32. (Minutes of the Meetings of the Board of Statutory Auditors)** 32-1 The progress updates and results of the meeting of the Board of Statutory Auditors, and the other items set forth in laws and regulations, should be mentioned or recorded in the minutes, and the statutory auditors present at the meeting should affix their seal or put their electronic signature on them. 32-2 The minutes set forth in the preceding paragraph shall be kept at the principal office of the Company for ten (10) years from the day of the meeting of the board of statutory auditors.
Article 34. (Regulations of the Board of Statutory Auditors) Matters with respect to the Board of Statutory Auditors shall be subject to laws, regulations, these Articles of Incorporation and the Rules of the Board of Statutory Auditors stipulated by the Board of Statutory Auditors.	**Article 33. (Regulations of the Board of Statutory Auditors)** (Same as the current provision.)

Current Provisions	Proposed Changes
CHAPTER VI. ACCOUNTING **Article 35. (Fiscal Year and Settlement of Account)** The fiscal year of the Company shall commence on April 1 of each year and end on March 31 of the following year, and the settlement date of accounts shall be March 31 of each year.	**CHAPTER VI. ACCOUNTING** **Article 34. (Fiscal Year and Settlement of Account)** The fiscal year of the Company shall commence on April 1 of each year and end on March 31 of the following year, and the settlement date of accounts shall be March 31 of each year.
Article 36. (Dividend Policy) For each fiscal year of the Company, to the extent permitted by applicable law and by any contractual limitations to which the Company may be or become subject, and subject to the ability of the Board of Directors to determine otherwise (subject to Article 24.3 herein), the Company shall make cash distributions in an aggregate amount equal to 75 percent of the Company's distributable profits (as defined in Article 290 of the Commercial Code) for such fiscal year, provided that kurikoshi rieki, that is, distributable profits carried forward from prior fiscal years, are excluded from the definition of distributable profits for this purpose until the Company's shareholders equity ratio reaches 50% and thereafter as necessary to maintain the Company's shareholders equity ratio at least 50%. Before proposing any dividend pursuant to this Article 36, the Finance Committee shall review the Company's cash flow and current assets in order to assure maintenance of the Cash Flow Reserve (as defined below) and, based on the results of such review, the Board of Directors by majority vote shall reduce a dividend payout ratio as such majority may deem necessary in order to maintain an adequate Cash Flow Reserve including sourcing cash from short-term or long-term borrowings so long as the Company's shareholders equals or exceeds 50%. The Cash Flow Reserve shall not be used for any purpose other than capital expenditures for new attractions and infrastructure improvements at USJ. The Cash Flow Reserve shall mean a cash reserve in the amount of Following Fiscal Year (as defined below) necessary to maintain a First Class Theme Park (a theme park of the equality standard of Universal Studios Florida). The Following Fiscal Year shall mean the fiscal year immediately following the fiscal year for which the dividend is declared.	(Deleted.)
Article 37. (Dividends) Dividends, if and when declared for any fiscal year, shall be paid to those shareholders or pledgees duly entered in the shareholders' register as of the last day of such fiscal year, after the conclusion of the	**Article 35. (Dividends)** 35.1 By a resolution of the shareholders' meeting, year-end dividends which are payable in cash ("Year-end Dividends") may be declared and

Current Provisions	Proposed Changes
ordinary general meeting of shareholders for the relevant fiscal year; provided however, the Company shall be relieved from its obligation to pay dividends if such dividends are not received within three (3) years after the payment date thereof.	distributed to those shareholders or registered pledgees of shares mentioned or recorded in the shareholders' register as of the last day of each fiscal year. 35.2 In addition to what is set forth in the preceding paragraph, by a resolution of the Board of Directors, interim dividends which is payable in cash ("Interim Dividends")may be declared and distributed to those shareholders or registered pledgees of shares mentioned or recorded in the shareholders' register as of September 30 of each fiscal year.
(New provision)	**Article 36. (Exclusion Term of Dividends)** 36.1 The Company shall be relieved from its obligation to pay the Year-end Dividends and the Interim Dividends if such dividends are not received within three (3) years after the payment date thereof. 36.2 No interest shall be payable for Year-end Dividends and Interim Dividends.
(Additional Rules) 1. These Articles of Incorporation are enforced from December 1, 1994. 2. These Articles of Incorporation are enforced from March 13, 1996. 3. These Articles of Incorporation are enforced from March 17, 1997. 4. These Articles of Incorporation are enforced from July 14, 1997. 5. These Articles of Incorporation are enforced from June 29, 1998. 6. These Articles of Incorporation are enforced from June 23, 1999. 7. These Articles of Incorporation are enforced from June 28, 2000. 8. These Articles of Incorporation are enforced from June 27, 2001. 9. These Articles of Incorporation are enforced from June 26, 2002. 10. These Articles of Incorporation are enforced from June 24, 2004. 11. These Articles of Incorporation are enforced from June 24, 2005. 12. These Articles of Incorporation are enforced from July 21, 2005. (New paragraph)	**(Additional Rules)** 1. These Articles of Incorporation are enforced from December 1, 1994. 2. These Articles of Incorporation are enforced from March 13, 1996. 3. These Articles of Incorporation are enforced from March 17, 1997. 4. These Articles of Incorporation are enforced from July 14, 1997. 5. These Articles of Incorporation are enforced from June 29, 1998. 6. These Articles of Incorporation are enforced from June 23, 1999. 7. These Articles of Incorporation are enforced from June 28, 2000. 8. These Articles of Incorporation are enforced from June 27, 2001. 9. These Articles of Incorporation are enforced from June 26, 2002. 10. These Articles of Incorporation are enforced from June 24, 2004. 11. These Articles of Incorporation are enforced from June 24, 2005. 12. These Articles of Incorporation are enforced from July 21, 2005. 13. These Articles of Incorporation are enforced from July 28, 2006.

Bill No.3 Appointment of 11 Directors

The term of all sixteen Directors will expire at the end of this Shareholders' Meeting. Therefore we would like you to appoint 11 directors.

The candidates are as follows.

Candidate (Date of Birth)	Career		USJ Shares
Glenn Gumpel (Aug. 19, 1947)	1973	American Broadcast Company	—
	1983	Vice President, Legal and Business Affairs, Universal Studios Hollywood	
	1987	National Executive Director, Directors Guild of America	
	Oct. 1995	Executive Vice President, Business and Legal Affairs, Universal Parks & Resorts	
	Mar. 1999	President, International and Global Business Affairs, Universal Parks and Resorts	
	Jun. 1999	Director, USJ Co., Ltd.	
	Jun. 2004	Resign Director , USJ Co., Ltd.	
	Jun. 2004	Representative Director and President, USJ Co., Ltd. (Present)	
Mikio Ando (Oct. 16, 1947)	Apr. 1970	Sumitomo Metal Industries, Ltd.	—
	Jul. 1995	Deputy General Manager, Corporate Planning Division, Sumitomo Metal Business Planning & Development Co., Ltd.	
	Jun. 1996	Managing Director, USJ Co., Ltd.	
	Jun. 2001	Senior Managing Director, USJ Co., Ltd. (Present)	
	Feb. 2003	General Manager, General Affairs & Human Resources Division, USJ Co., Ltd.	
	Apr. 2003	General Manager, General Affairs & Human Resources Division, and General Manager, Guest/Safety Division, USJ Co., Ltd.	
	Apr. 2005	General Manager, Corporate Support Division, USJ Co., Ltd. (Present)	

Candidate (Date of Birth)	Career		USJ Shares
Koji Iida (Feb. 19, 1952)	Apr. 1975	Esso Sekiyu K.K.	—
	Jul. 1990	General Manager, Control and Planning Department, Esso Sekiyu K.K.	
	Jul. 1992	General Manager, Financial Accounting Department, Esso Sekiyu K.K.	
	Jul. 1993	General Manager of Finance, Cellular Phone Division, Motorola Japan Ltd.	
	Sep. 1994	General Manager, Administration Department, LSI Logic K.K.	
	Jul. 1996	General Manager of Finance, Toys"R"Us-Japan, Ltd.	
	Jan. 1998	Director, General Manager of Finance, Toys"R"Us-Japan, Ltd.	
	Apr. 2001	Director, Director of Finance, Toys"R"Us-Japan, Ltd.	
	Apr. 2003	Director and CFO, Toys"R"Us-Japan, Ltd.	
	May 2004	AEON Co., Ltd.	
	Jul. 2004	General Manager, Finance & Accounting, AEON Co., Ltd.	
Isao Tanaka (Apr. 24, 1944)	Apr. 1969	Esso Standard Sekiyu K.K.	—
	Aug. 1976	Manager, Research Department, McDonald's Company (Japan), Ltd.	
	1982	General Manager, Marketing Department, Harlequin K.K.	
	Jan. 1985	General Manager, Marketing Department, McDonald's Company (Japan), Ltd.	
	Apr. 1987	Assistant to the President and General Manager, Marketing Division, McDonald's Company (Japan), Ltd.	
	May 1994	Representative Director and President, Harlequin K.K.	
	Mar. 1996	Representative Director and President, Hallmark K.K.	
	Oct. 1998	Representative Director and President, BOL Japan K.K.	
	May. 2002	Advisor, K.K. Deagostini Japan	
	May 2003	Universal Studios Recreation Japan Supervision, Inc. General Manager, Marketing & Sales Division, USJ Co., Ltd. (Present)	
	Jun. 2003	Director, USJ Co., Ltd. (Present)	

Candidate (Date of Birth)	Career		USJ Shares
Vernon McGugan (Dec. 19, 1953)	1978 Apr. 1990 May 1992 Dec. 1996 Aug. 1999	Walt Disney World Manager, Walt Disney Imagineering Project Coordination, Disneyland Paris Director, Theme Park Operations, Walt Disney Attractions Japan, Ltd. Vice President, Operations Planning Services, Universal Studios Recreation Group Senior Vice President, Operations Planning Services, Universal Parks and Resorts General Manager, Operations Division, USJ Co., Ltd. (Present)	—
Yoshikazu Maruyama (Oct. 30, 1970)	May 1992 May 1995 Mar. 1999 May 2000 May 2004	J.P. Morgan & Co., Inc. Director, International Business Planning and Development, Universal Parks and Resorts Director, International Business Development, eToys, Inc. Senior Vice President, International Business Development, Universal Parks and Resorts Special Advisor to the President and CEO, USJ Co., Ltd. (Present)	—
Ankur Sahu (Oct. 18, 1969)	Oct. 1998 Dec. 1998 May 2000 Jan. 2004 Jul. 2005 Nov. 2005 Jan. 2006 Feb. 2006	Goldman Sachs (Asia) L.L.C. Goldman Sachs & Co. Vice President, Goldman Sachs & Co. Vice President, Principal Investment Area, Goldman Sachs (Japan), Ltd. (Present) Director, Fujita Corporation (Present) Director, USJ Co., Ltd. (Present) Managing Director, Goldman Sachs (Japan), Ltd. (Present) Observer of Board of Directors, eMobile Ltd. (Present) Director, SANYO Electric Co., Ltd. (Present)	—
Junya Nishiwaki (Dec. 11, 1972)	Jul. 1994 Dec. 1997 Jul. 1999 Dec. 2000 Dec. 2003 Jul. 2005 Nov. 2005	Goldman Sachs International Goldman Sachs (Japan), Ltd. Goldman Sachs & Co. Vice President, Goldman Sachs & Co. Goldman Sachs (Japan), Ltd. Director, USJ Co., Ltd. (Present) Managing Director, Goldman Sachs (Japan), Ltd. (Present)	—

Candidate (Date of Birth)	Career		USJ Shares
Kazuhiro Takahashi (May 8, 1957)	Apr. 1981	Japan Development Bank	—
	Mar. 1998	Director, Project Division for Urban Development, Osaka Branch, Japan Development Bank	
	Jun. 2005	Director General, Planning Dept. for Investment Banking, Development Bank of Japan	
	Jul. 2005	Director, USJ Co., Ltd. (Present)	
	Apr. 2006	General Manager, Planning Dept. for Investment Banking, Development Bank of Japan (Present)	
Yoshiaki Okuda (Jan. 14, 1948)	Apr. 1970	The City of Osaka	—
	Apr. 2000	General Manager, Planning & Development, Osaka Port & Harbor Bureau	
	Apr. 2002	Director, Osaka Port & Harbor Bureau	
	Apr. 2004	Director General, Osaka Port & Harbor Bureau (Present)	
	Jun. 2004	Director, USJ Co., Ltd. (Present)	
Thomas Williams (Nov. 29, 1947)	1979	Vice President, Hotels & Restaurants, Yosemite National Park	—
	1987	Vice President, Operations, Universal Studios Florida	
	1990	President, Universal Orlando	
	1999	Chairman & CEO, Universal Parks & Resorts (Present)	
	Jun. 2004	Director, USJ Co., Ltd. (Present)	

1. Messrs. Koji Iida, Ankur Sahu, Junya Nishiwaki, Kazuhiro Takahashi, Yoshiaki Okuda and Thomas Williams are the candidates for outside Directors stipulated in the Corporate Law (*Kaisyaho*).
2. Mr.Yoshiaki Okuda concurrently holds office as the Director General of Osaka Port & Harbor Bureau with which USJ Co., Ltd. has business transactions; land lease of the site for Universal Studios Japan and loan.
3. Mr. Thomas Williams concurrently holds office as the officer of Universal group companies with which USJ Co., Ltd. has the License Agreement (Definitive Agreement) for planning, construction and operation of Universal Studios Japan.

Bill No. 4 Entrusting to the Board of Directors decisions regarding offerings of share purchase warrants to be issued as stock options for a part of Directors

On the assumption that Bill No.2 (Partial Amendment of Articles of Incorporation) is passed as proposed, pursuant to the provisions of Articles 236, 238 and 239 of the Corporate Law (*Kaishaho*) (Law No. 86 of 2005), decisions regarding offerings of share purchase warrants (*Shinkabuyoyakuken*) to be issued as stock options to a part of Directors shall be entrusted to the Board of Directors.

1. Reason why it is necessary to make offerings for persons to subscribe to share purchase warrants under particularly favorable conditions.

   In order to heighten desire and motivation for improved Company performance and contribute to improved performance and therefore promote Company management places greater emphasis on shareholder value, share purchase warrants shall be issued to a part of Directors for no consideration as a part of compensation.

2. Particulars and maximum number of share purchase warrants regarding which decisions regarding offerings can be made pursuant to this resolution ("Stock Options A").

(1) Maximum number of Stock Options A.

58,000

Each one (1) Stock Option A shall be exercisable for one (1) share of common stock of the Company, and if adjustment to Number of Shares to be Granted is made pursuant to (3)① below, an identical adjustment shall be made to number of Stock Options A.

(2) Monetary payment in exchange for Stock Options A

Stock Options A will not require payment of money.

(3) Particulars of Stock Options A

① Class and number of shares that are the target of Stock Options A

The upper limit shall be 58,000 shares of common stock of the Company, and the number of shares that shall be the target of each one (1) Stock Option A ("Number of Shares to be Granted") shall be one (1).

If after the day of resolution at the general shareholders meeting ("Resolution Day") the Company carries out a stock splits (including free allocation of common shares; the same applies regarding the discussion of reverse splits below) or reverse split of common share, the Number of Shares to be Granted shall be adjusted according to the following formula, and fractional shares less than one share arising as a result of such calculation shall be discarded.

Post-adjustment Number of Shares to be Granted = Pre-adjustment Number of Shares to be Granted × stock split or reverse split ratio

Further, if after the Resolution Day an unavoidable event occurs necessitating

adjustment of Number of Shares to be Granted (excluding cases where common shares are delivered through exercise of right to demand acquisition of Class A preferred shares), adjustment of Number of Shares to be Granted shall be carried out by a method the Company deems appropriate.

② Method of calculation of value of assets contributed upon exercise of Stock Options A

The value of assets contributed upon exercise of Stock Options A shall be the amount obtained by multiplying ¥22,500, which is the pay-in price per one (1) share that can be received through exercise of a Stock Option A ("Exercise Price"), by the Number of Shares to be Granted.

If after the Resolution Day the Company carries out a stock split or reverse split of common shares, the Exercise Price shall be adjusted according to the following formula, and any resulting fractions less than one yen shall be discarded.

$$\text{Post-adjustment Exercise Price} = \text{Pre-adjustment Exercise Price} \times \frac{1}{\text{Stock split or reverse split ratio}}$$

If after the Resolution Day the Company issues new common shares or disposes of it treasury stock (common shares) at a price lower than the Exercise Price (excluding cases of exercise of new share acquisition rights or cases where common shares are delivered through exercise of right to demand acquisition), the Exercise Price shall be adjusted in accordance with the following formula, and resulting fractions of less than one yen shall be rounded up.

$$\text{Post-adjustment Exercise Price} = \text{Pre-adjustment Exercise Price} \times \frac{\text{No. of outstanding shares} + \dfrac{\text{No. of new shares x pay-in price per share}}{\text{Exercise Price}}}{\text{No. of outstanding shares} + \text{No. of new shares}}$$

In the above formula, "no. of outstanding shares" refers to the number obtained when the number of the treasury stock (common shares) of the Company is subtracted from the total number of outstanding shares of common stock (including common shares to be delivered through exercise of the right to demand acquisition of Class A preferred shares); in cases where treasury stock are to be disposed, "no. of new shares" shall be read as "number of the treasury stock to be disposed of".

Further, if after the Resolution Day an unavoidable event occurs necessitating adjustment of the Exercise Price, the Exercise Price shall be adjusted within a reasonable range.

③Period during which the Stock Options A can be exercised

The Period, within ten (10) years from the allocation date of the Stock Options A, shall be determined by resolution of the Board of Directors.

④Conditions for exercise of the Stock Options A

Conditions for exercise of the Stock Options A shall be determined by resolution of the Board of Directors.

⑤Matters relating to increased capital and capital reserves in the case of issue of shares through exercise of Stock Options A

(a) The amount of capital increase in the event of issue of shares through exercise of Stock Options A shall be one-half (1/2) the Capital Increase Limit calculated in accordance with Article 40 Paragraph 1 of the Company Accounting Rules (*Kaishakeisankisoku*), and resulting fractions of less than one yen shall be rounded up.

(b) The amount of increase in capital reserves in the event of issue of shares through exercise of Stock Options A shall be the amount obtained when the amount of capital increase as stipulated in (a) above is subtracted from the Capital Increase Limit set forth in (a) above.

⑥Acquisition of Stock Options A through transfer

Acquisition of Stock Options A through transfer shall require the approval of the Board of Directors of the Company.

⑦Events of acquisition of Stock Options A and conditions therefor

(a) In the event that a person holding Stock Options A has waived in whole or in part the Stock Options A such person holds, the Company may acquire for no consideration such waived Stock Options A.

(b) Other events of acquisition or conditions for acquisition shall be as set forth in the Option Agreement to be entered into between the Company and holders of New Share Acquisition Rights pursuant to resolution of the Board of Directors.

⑧ In the event that the Company is to carry out a merger (limited to cases where the Company will be extinguished through the merger), absorption-type demerger, incorporation-type demerger, stock-for-stock exchange or stock transfer (the foregoing shall be referred to collectively as "Act of Reorganization"), the Company shall deliver to the holder of Stock Options A remaining at the point in time that the Act of Reorganization takes effect ("Remaining Stock Option"), in each respective case, share purchase warrants of the *kabushiki kaisha* set forth in Article 236 Paragraph 1 Items (*i*) through (*ho*) of the Company Law ("Reorganized Company") pursuant to the following conditions. In such a case, Remaining Stock Options shall be extinguished, and the Reorganized Company shall issue new share purchase warrants ("new stock options"); provided, however, that the foregoing shall be limited to cases where it is provided in the relevant absorption-type merger agreement, incorporation-type merger agreement, absorption-type demerger agreement, incorporation-type demerger plan, stock-for-stock exchange agreement or stock transfer plan that the Reorganized Company will deliver new stock options in accordance with the following conditions.

(a) Number of new stock options in the Reorganized Company to be delivered

A number equivalent to the number of Remaining Stock Options held by holders of

Remaining Stock Options shall be delivered to each such holder.

(b) Class of shares in the Reorganized Company that are the target of the new stock options

Common shares in the Reorganized Company.

(c) Number of shares in the Reorganized Company that are the target of the new stock options

To be decided in accordance with ① above, in light of the conditions etc. of the Act of Reorganization.

(d) Value of assets contributed upon exercise of new stock options

The value of assets contributed upon exercise of delivered new stock options shall be the amount obtained by multiplying (i) the post-reorganization pay-in price obtained after adjustment of the Exercise Price stipulated in ② above carried out in light of conditions etc. of the Act of Reorganization by (ii) the number of shares of the Reorganized Company that are the target of such new stock options decided in accordance with (c) above.

(e) Period in which the new stock options can be exercised

The period from the effective date of the Act of Reorganization until the final day of the period in which the Stock Options A set forth in ③ above can be exercised.

(f) Matters relating to capital increase and increase in capital reserves in a case where shares are to be issued through exercise of new stock options

To be decided in accordance with ⑤ above.

(g) Restrictions on acquisition of new stock options by transfer

Acquisition of new stock options by transfer shall require approval of the Board of Directors.

(h) Conditions for acquisition of new stock options

To be decided in accordance with ⑦ above

⑨ Handling of fractions

Fractions of less than one share in the number of shares to be delivered to a holder of Stock Options A who has exercised its Stock Options A shall be discarded.

Bill No. 5 Entrusting to the Board of Directors decisions regarding offerings of share purchase warrants to be issued as stock options for Directors and employees

On the assumption that Bill No.2 (Partial Amendment of Articles of Incorporation) is passed as proposed, pursuant to the provisions of Articles 236, 238 and 239 of the Corporate Law (*Kaishaho*) (Law No. 86 of 2005), decisions regarding offerings of share purchase warrants (*Shinkabuyoyakuken*) to be issued as stock options to Directors and employees shall be entrusted to the Board of Directors.

1. Reason why it is necessary to make offerings for persons to subscribe to share purchase warrants under particularly favorable conditions.

   In order to heighten desire and motivation for improved Company performance and contribute to improved performance and therefore promote Company management places greater emphasis on shareholder value, share purchase warrants shall be issued to Directors and employees of the Company for no consideration.

2. Particulars and maximum number of share purchase warrants regarding which decisions regarding offerings can be made pursuant to this resolution ("Stock Options B").

(1) Maximum number of Stock Options B.

44,000

Each one (1) Stock Option B shall be exercisable for one (1) share of common stock of the Company, and if adjustment to Number of Shares to be Granted is made pursuant to (3)① below, an identical adjustment shall be made to number of Stock Options B.

(2) Monetary payment in exchange for Stock Options B

Stock Options B will not require payment of money.

(3) Particulars of Stock Options B

① Class and number of shares that are the target of Stock Options B

The upper limit shall be 44,000 shares of common stock of the Company, and the number of shares that shall be the target of each one (1) Stock Option B ("Number of Shares to be Granted") shall be one (1).

If after the day of resolution at the general shareholders meeting ("Resolution Day") the Company carries out a stock split s (including free allocation of common shares; the same applies regarding the discussion of reverse splits below) or reverse split of common share, the Number of Shares to be Granted shall be adjusted according to the following formula, and fractional shares less than one share arising as a result of such calculation shall be discarded.

Post-adjustment Number of Shares to be Granted = Pre-adjustment Number of Shares to be Granted × stock split or reverse split ratio

Further, if after the Resolution Day an unavoidable event occurs necessitating adjustment of Number of Shares to be Granted (excluding cases where common shares are delivered through exercise of right to demand acquisition of Class A preferred shares), adjustment of Number of Shares to be Granted shall be carried out by a method the Company deems appropriate.

② Method of calculation of value of assets contributed upon exercise of Stock Options B

The value of assets contributed upon exercise of Stock Options B shall be the amount obtained by multiplying ¥22,500, which is the pay-in price per one (1) share that can be received through exercise of a Stock Option B ("Exercise Price"), by the Number of Shares to be Granted.

If after the Resolution Day the Company carries out a stock split or reverse split of common shares, the Exercise Price shall be adjusted according to the following formula, and any resulting fractions less than one yen shall be discarded.

$$\text{Post-adjustment Exercise Price} = \text{Pre-adjustment Exercise Price} \times \frac{1}{\text{Stock split or reverse split ratio}}$$

If after the Resolution Day the Company issues new common shares or disposes of it treasury stock (common shares) at a price lower than the Exercise Price (excluding cases of exercise of new share acquisition rights or cases where common shares are delivered through exercise of right to demand acquisition), the Exercise Price shall be adjusted in accordance with the following formula, and resulting fractions of less than one yen shall be rounded up.

$$\text{Post-adjustment Exercise Price} = \text{Pre-adjustment Exercise Price} \times \frac{\text{No. of outstanding shares} + \dfrac{\text{No. of new shares} \times \text{pay-in price per share}}{\text{Exercise Price}}}{\text{No. of outstanding shares} + \text{No. of new shares}}$$

In the above formula, "no. of outstanding shares" refers to the number obtained when the number of the treasury stock (common shares) of the Company is subtracted from the total number of outstanding shares of common stock (including common shares to be delivered through exercise of the right to demand acquisition of Class A preferred shares); in cases where treasury stock are to be disposed, "no. of new shares" shall be read as "number of the treasury stock to be disposed of".

Further, if after the Resolution Day an unavoidable event occurs necessitating adjustment of the Exercise Price, the Exercise Price shall be adjusted within a reasonable range.

③Period during which the Stock Options B can be exercised

The period, within the ten (10) years from the allocation date of the Stock Options B, shall be determined by resolution of the Board of Directors.

④Conditions for exercise of the Stock Options B

Conditions for exercise of the Stock Options B shall be determined by resolution of the Board of Directors.

⑤Matters relating to increased capital and capital reserves in the case of issue of shares through exercise of Stock Options B

(a) The amount of capital increase in the event of issue of shares through exercise of Stock Options B shall be one-half (1/2) the Capital Increase Limit calculated in accordance with Article 40 Paragraph 1 of the Company Accounting Rules (*Kaisyakeisankisoku*), and resulting fractions of less than one yen shall be rounded up.

(b) The amount of increase in capital reserves in the event of issue of shares through exercise of Stock Options B shall be the amount obtained when the amount of capital increase as stipulated in (a) above is subtracted from the Capital Increase Limit set forth in (a) above.

⑥Acquisition of Stock Options B through transfer

Acquisition of Stock Options B through transfer shall require the approval of the Board of Directors.

⑦Events of acquisition of Stock Options B and conditions therefor

In the event that any of the following events arise with respect to a person holding Stock Options B or to the Company, the Company may, on the day such event arises, acquire for no consideration the respective Stock Options B set forth below.

(a) In the event that a person holding Stock Options B loses his or her position as a member of the board or as an employee of the Company before exercising the vested Stock Options B (provided, however, that this will not apply to cases in which said individual's term of office expires or said person reaches the retirement age specified by the Company or has any other justifiable reason for resignation.): All of the Stock Options B

(b) In the event that a person holding Stock Options B has passed away: All of the Stock Options B

(c) In the event that a person holding Stock Options B has waived in whole or in part the Stock Options B such person holds: such waived Stock Options B

(d) In the event that any of proposals of approval for the merger contract that the Company will be an extinguished company, the demerger contract or plan that the Company will be a demergered company, or stock exchange contract or stock transfer plan that the Company will be a wholly owned subsidiary company has been resolved by the shareholders' meeting(where the resolution at the shareholders' meeting is not required, the resolution approved by the board of directors is obtained): All of the Stock Options B

(e) Other events of acquisition or conditions for acquisition shall be as set forth in the Option Agreement to be entered into between the Company and holders of New Share Acquisition Rights pursuant to resolution of the Board of Directors.

⑧ Handling of fractions

Fractions of less than one share in the number of shares to be delivered to a holder of Stock Options B who has exercised its Stock Options B shall be discarded.

Bill No. 6 Revision of Directors' compensation

1. **The Annual Remuneration Amount for Directors**

The annual remuneration amount for Directors was approved at the 10th Ordinary Shareholders' Meeting on June 24th, 2004 as an amount no greater than three hundred and sixty(360) million yen per annum (not including employee salary for employees concurrently serving as directors). In order to strengthen executive management of the company to accelerate the improvement of Company performance, we would like to submit for approval an increase of the limit to nine hundred(900) million yen per annum (not including employee salary for employees concurrently serving as directors). Currently, the number of Directors on the board is sixteen(16), but once Bill No.3 is approved, the number of the Directors on the board eligible for such compensation will be eleven(11).

2. **Grant of Share Purchase Warrants**

We have submitted for approval the grant of share purchase warrants, as set forth below, as compensation in the form of stock options for Directors, pursuant to Article 361 Paragraph 1 Items 2 and 3 of the Company Law and with the aggregate amount of the fair appraisal price of new share acquisition rights in a number equivalent to the new share acquisition rights to be granted as the upper limit. Currently, the number of directors on the board is sixteen(16), but once Bill No.3 is approved, the number of the Directors eligible for the compensation pursuant to this paragraph will be six(6).

Particulars and maximum number of Stock Options:

(1) Stock Options A as defined in the Bill No.4: 58,000

(2) Stock Options B as defined in the Bill No.5: 21,000

3. **Performance-Based Incentive Compensation and Initial Public Offering Compensation, etc.**

Once Bill No.3 is approved, to reward Director Glenn Gumpel ("GG") and Yoshikazu Maruyama ("YM") for their contributions during their Term of Service (GG: June 28, 2006, through June 30, 2009, YM: June 28, 2006, through December 31, 2008), we would like to grant them, in the manner spelled out below, Performance-Based Incentive Compensation and Initial Public Offering Compensation. Such compensation will serve to heighten motivation for an accelerated recovery of Company performance led by them, and for increased corporate value and an initial public offering, and if the foregoing are realized, such compensation shall serve to compensate them for their contributions.

①**Performance-Based Incentive Compensation**

(a) The Date of Payment: May 31, 2008

(b) The Amount of Compensation: an amount in cash equal to (x)1.2% of the positive sum of the Performance Measure calculated as of March 31, 2008 *minus* an amount (which shall not be less than thirty billion yen) to be determined by the Board of Directors meeting.

(c) Performance Measure is calculated as follows:

$E \times 10 + C - I + CAPEX$

(where)

E ··· EBITDA of the Company as of March 31, 2008 (an indicator of profitability of a corporation)

C ··· Cash and cash equivalents of the Company as of March 31, 2008

I ··· Indebtedness of the Company as of such March 31, 2008 In addition, it doesn't include trade and other accounts payable, any amounts for the deferred payment for goods and services, vendor financing, or any other deferred payment obligations, provided, however includes any equity of the Company issued in connection with a debt-equity swap involving the indebtedness.

CAPEX ··· Cash and cash equivalents of the Company used for the design, development, construction of attractions and other fixed assets for the fiscal year ending on each March 31. In addition, it includes the positive sum of the cash and cash equivalents of the Company used by the Company for the acquisition of any business minus 10 x the EBITDA of the acquired business.

Bill No. 7 Payment of retirement reward for resigning Directors' service and future payment of retirement reward subsequent to termination of the retirement reward system

The Company requests approval to pay a retirement reward within the scope of the amount set forth in accordance with prescribed USJ Co., Ltd. standards to Shin Sasaki and Taro Kikuchi, who will retire from their positions as Directors at the conclusion of this General Shareholders' Meeting, as a reward for service during the term of their appointments. Details such as the specific amount, timing and method of calculation shall be determined at the discretion of the Board of Directors.
A brief career outline of the retiring Directors is as follows.

Name	Career Outline	
Shin Sasaki	October 2002	Appointed Representative Director & President
	June 2004	Appointed Representative Director & Chairman
Taro Kikuchi	June 1996	Appointed Director

In addition, USJ Co., Ltd. passed a resolution at the Board of Directors meeting held on June 8, 2006 and Board of Statutory Auditors meeting held on May 24, 2006 to terminate the Company's retirement reward system for Directors and Statutory Auditors as of the date of this General Shareholders' Meeting. In conjunction with this, we ask for approval to pay Director Mikio Ando, who fulfills important responsibilities, and Statutory Auditors Tsugio Hase and Masahiro Kawada, who are presently fulfilling their terms of service, a retirement reward for the term of their appointment up to the date of termination of this system, within the scope of the amount set forth in accordance with prescribed USJ Co., Ltd. standards, on the condition that Bill No. 3 is approved.
The time of such payment shall be upon the retirement of each, and details such as the specific amount and method of calculation shall be determined upon consultation of the Board of Directors with regard to the Director, and the Board of Statutory Auditors with regard to the two Statutory Auditors.
A brief career outline of the Director and Statutory Auditors to receive payment is as follows.

Name	Career Outline	
Mikio Ando	June 1996	Appointed Managing Director
	June 2001	Appointed Senior Managing Director
Tsugio Hase	June 2001	Appointed Full-Time Statutory Auditor
Masahiro Kawada	June 2004	Appointed Full-Time Statutory Auditor

Exhibit A-5

Financial Results for the First Quarter of the Fiscal Year ending March 31, 2007 (Non-consolidated)

August 10, 2006

Company Name USJ Co., Ltd. (Code Number: TSE Mothers)

(URL http://www.usj.co.jp/)

Contact Glen Gumpel, Representative Director & President TEL(06)6465-3022

Koji Iida, General Manager, Finance & Administration Division

1. Notes on the quarterly financial information

① Guideline on presenting the quarterly financial statements: Interim financial statements presentation guideline

② Change in accounting principles from the previous fiscal year: None

③ Involvement of Independent Auditors

Quarterly financial statements have been reviewed by independent auditors to obtain their opinion pursuant to Tokyo Stock Exchange Guideline for Disclosure of Listed Company, Opinion on Quarterly Financial Statements.

2. Financial results for the first quarter of the fiscal year ending March 31, 2007 (April 1, 2006 - June 30, 2006)

(1) Operating Results (Fractional amounts less than one million yen are discarded.)

	Sales		Operating Income		Ordinary Income		Current Quarter Net Income	
	Millions	%	Millions	%	Millions	%	Millions	%
First Quarter, Year ended 3/31/2007	15,590	–	364	–	△197	–	△514	–
First Quarter, Year ended 3/31/2006	–	–	–	–	–	–	–	–
(Ref.) Year ended 3/31/2006	68,267		1,494		△582		△4,634	

	Net Income per Share Current Quarter	Net Income/Loss per Share(diluted)
	Yen	Yen
First Quarter, Year ended 3/31/2007	△ 269. 29	
First Quarter Year ended 3/31/2006	–	–
(Ref.) Year ended 3/31/2006	△3,159. 65	–

(Note) Figures and percentage of changes on year-to-year basis are not presented because the financial statement for the first quarter of the preceding year was not created.

[Qualitative information regarding operation results]

The Japanese economy in this first-quarter term made a steady recovery due to increased capital investment with improvement in corporate profit as well as incremental transition in individual spending reflecting the better employment rate and wage increases. As for the future outlook, awareness is spreading that the economy is returning to its normal state, as represented by the renunciation of the "zero-interest-rate policy" by the Bank of Japan, and this should lead to a positive cycle of production, earning and spending; this economic expansion is expected to continue.

At Universal Studios Japan, which is celebrating its 5th year anniversary, introduction of new attractions and enhancement of various events matching brand positioning strategies are underway with this year's theme "Stories are reborn here."

As for events, the parade show "Happy Harmony Celebration 5th Anniversary Special" opened the 5th anniversary celebration with a bang, and is very popular, and as for new attractions, the Lagoon show "Peter Pan's Neverland" which made its grand debut on April 20th is receiving excellent reviews.

The Multi-Day Pass Campaign, a limited time campaign held from March to June of 2006 that offered convenient 2-day and 1.5-day passes at special prices, was very successful.

These factors all added up; the attendance was affected by bad weather in this first-quarter term, but with the effects of new events and attractions introduced to celebrate the 5th anniversary as well as the Multi-Day Pass

Campaign, we have achieved an attendance of 1,819,000.

As for expenditure, we aimed for thorough cost efficiency by achieving a net decrease in costs by handling some operations within the company and cutting consignment expenses paid to external agencies, improving cost percentage by reducing the range of offered merchandise and food/drink menu items and consolidating suppliers, etc.

For extraordinary loss, 308 million yen in loss on disposal of fixed assets from the old Western Area was declared, resulting from the construction of the Land of Oz, an important attendance-increasing strategy after summer vacation period, which opened on July 12th.

As the result, the following performance was recorded for this first-quarter term: 15,590 million yen in sales, 364 million yen in business profit, -197 million yen in current profits, and –514 million yen in net profit.

(2) Any changes in financial conditions (Amounts in Millions)

	Total Assets	Net Assets	Equity Ratio	Net Assets Per Share
	Millions	Millions	%	Yen
First Quarter, Year ended 3/31/2007	132,516	28,159	21.3	12,870 53
First Quarter, Year ended 3/31/2006	–	–	–	–
(Ref.) Year ended 3/31/2006	142,833	28,674	20.1	13,204 47

(Note) The financial statements for the first quarter of the previous fiscal year was not presented. Year-on year-figures are not provided.

(3) Cash flows (Amounts in Millions)

	Cash flows from Operating Activities	Cash flows from Investing Activities	Cash flows from Financial Activities	Ending Balance of Cash and Cash Equivalents
	Millions	Millions	Millions	Millions
First Quarter, Year ended 3/31/2007	223	△ 6,880	△ 5,405	15,109
First Quarter, Year ended 3/31/2006	–	–	–	–
(Ref.) Year ended 3/31/2006	9,632	△ 2,096	△ 1,429	27,131

(Note) The financial statements for the first quarter of the previous fiscal year was not presented. Year-on year-figures are not provided.

[Qualitative Information regarding financial condition]

1. Financial condition

(Assets)

Total assets at the end of the first quarter were 132,516 million yen.

Current assets reached 24,523 million yen. Cash on hand and in banks decreased to 20,776 million yen due to repayment for loans. Fixed assets were 107,974 million yen, reflecting continued depreciation of theme park assets offset.

(Liabilities)

Total liabilities in the end of the first quarter were 104,356 million yen.

Current liabilities totaled 24,613 million yen, decreasing by 6,804 million yen year-on-year basis. Deferred revenue decreased by 1,828 million yen year-on-year basis after posted partnership fee as income. In addition, current portion of long-term loans decreased to 2,500 million yen due to repayment before due date.

Fixed liabilities totaled 79,742 million yen. Long-term loans payable decreased to 77,000 million yen after transferred to short-term loan in current liabilities.

(Total shareholder's equity)

Total shareholder's equity at end of the first quarter reached 28,159 million yen, reflecting reduction of deferred retained earnings to 36,840 million yen.

2. Cash Flow

Cash and cash equivalents totaled at the end of first quarter were 15,109 million yen, 12,022 million yen less than the beginning of the quarter. This decrease was due to acquisition of 223 million yen from operating activities, payment of 6,880 million yen from investing activities, and payment of 5,405 million yen from financing activities.

Cash flow results by activity in the first quarter are as follows:

(Cash flow from operating activities)

Cash flow from operating activities in the first quarter totaled 223 million yen.

Primarily, net loss before taxes and depreciation increased cash flow for 3,100 million yen. On the other hand, cash flow decreased due to payment of 1,544 million yen for other accounts payable and 1,128 million yen for interest at the end of the previous fiscal year for "Peter Pan's Neverland" and 5th anniversary project.

(Cash flow from investing activities)

Cash flow from investing activities in the first quarter totaled 6,880 million yen. This was mainly due to payment of 5,667 million yen for term deposit.

(Cash flow from financing activities)

Cash flow from financing activities in the first quarter totaled 5,405 million yen. This was primarily due to repayment of 5,200 million yen for long-term debt.

3. Projection (From April 1, 2006 to March 31, 2007)

(Amounts in Millions)

	Sales	Ordinary Income	Net Income Current Quarter
	Millions	Millions	Millions
Mid Term	35,500	1,900	800
Full Year	69,300	1,500	300

(Ref.) Projected net income per share (current quarter) (Full Year) 281. 63 Yen

[Qualitative information regarding projected results]

The Company's business performance continued to grow steadily in the current first quarter, and the attendance for the new attraction marked a good start. However, with regard to the seasonal factor that is one of the characteristics in theme park business, the Company will not change the results projection announced on May 15, 2006. (The second quarter and forth quarter are the peak period for the theme park because of summer vacation and Christmas. Hence sales in both quarters account for major percentage of annual profits.)

※Projection above is based on available information at present and the outcome could be different due to uncertain factors and internal and external changes along with business operations.

4. Dividend (Cash dividend)

	Dividend Per Share (Yen)		
	Midterm	Ending	Full Year
Year ended in 2006	–		
Year ended in 2007/03/31 (Result)	–	–	–
Year ended in 2007/03/3 (Projected)	–	–	–

5. Financial Statements – The First Quarter
(1) Comparative Balance Sheet

		The First Quarter of Current Fiscal Year (Quarter ended June 30, 2006)		Previous Fiscal Year (Year ended March 31, 2006)	
Category	Notes	Amounts (million yen)	%	Amounts (million yen)	%
(ASSETS)					
I Current Assets	※2				
1. Cash on hand/in banks		20,776		27,131	
2. Accounts Receivable, Trade		688		1,844	
3. Merchandise		2,117		1,925	
4. Other current assets		942		1,011	
Allowance for bad debt		△1		△3	
Total current assets		24,523	18.5	31,910	22.4
II Fixed Assets					
1. Tangible fixed assets	※1, 2				
(1) Buildings		54,216		55,125	
(2) Structures		19,148		19,008	
(3) Machinery and Equipment		24,704		26,348	
(4) Other tangible assets		7,158		7,397	
Total tangible fixed assets		105,227	79.4	107,881	75.5
2. Intangible fixed assets		627	0.5	687	0.5
3. Investments and other assets		2,119	1.6	2,334	1.6
Total fixed assets		107,974	81.5	110,903	77.6
III Deferred Assets		17	0.0	20	0.0
Total Assets		132,516	100.0	142,833	100.0

		The First Quarter of Current Fiscal Year (Quarter ended June 30, 2006)		Previous Fiscal Year (Year ended March 31, 2006)	
Category	Notes	Amounts (million yen)	%	Amounts (million yen)	%
(LIABILITIES)					
I Current liabilities					
1. Accounts payable, trade		773		1,057	
2. Current portion of long-term loans	※2	5,400		7,900	
3. Deferred revenue		12,580		14,408	
4. Allowance for bonuses payable		227		556	
5. Other current liabilities	※3	5,633		7,495	
Total current liabilities		24,613	18.6	31,417	22.0
II Fixed liabilities					
1. Long-term loans Payable	※2	77,000		79,700	
2. Reserve for director's retirement allowance		–		42	
3. Reserve for retirement benefits plan		779		753	
4. Other fixed liabilities		1,963		2,246	
Total fixed liabilities		79,742	60.2	82,741	57.9
Total liabilities		104,356	78.8	114,159	79.9
(SHAREHOLDER'S EQUITY)					
I Capital stock		–	–	52,500	36.8
II Capital surplus					
1. capital reserve		–		12,500	
Total capital surplus		–	–	12,500	8.7
III Retained earnings					
1. Undisposed deficit at the end of the first quarter		–		36,325	
Total retained earnings		–	–	△36,325	△25.4
Total shareholder's equity		–	–	28,674	20.1
Total Liabilities and Shareholder's equity		–	–	142,833	100.0

		The First Quarter of Current Fiscal Year (Quarter ended June 30, 2006)		Previous Fiscal Year (Year ended March 31, 2006)	
Category	Notes	Amounts (million yen)	%	Amounts (million yen)	%
(Net Assets)					
I Shareholder's equity					
1. Capital stock		52,500	39.6	–	–
2. Capital surplus					
(1) Capital reserve		12,500		–	
Total capital surplus		12,500	9.4	–	–
3. Retained earnings					
(1) Other retained earnings					
Deferred retained Earnings		△36,840		–	
Total retained earnings		△36,840	△27.8	–	–
Total Shareholder's equity		28,159	21.2	–	–
Total Net Assets		28,159	21.2	–	–
Total Net Assets and Liabilities		132,516	100.0	–	–

(2) Summary of Profit and Loss Statement

Category	Notes	The First Quarter of Current Fiscal Year (From April 1, 2006 To June 30, 2006) Amounts (million yen)	%	Previous Fiscal Year (From April 1, 2005 To June 30, 2006) Amounts (million yen)	%
I Sales		15,590	100.0	68,267	100.0
II Cost of Sales		13,025	83.5	56,303	82.5
Gross Margin		2,565	16.5	11,964	17.5
III Selling, General and Administrative expenses		2,200	14.2	10,470	15.3
Operating Income		364	2.3	1,494	2.2
IV Other Income	※1	341	2.2	683	1.0
V Other Expenses	※2	903	5.8	2,759	4.1
Ordinary Loss		197	△1.3	582	△0.9
VII Extraordinary Loss	※3	315	2.0	4,046	5.9
Loss Before Taxes for current quarter		513	△3.3	4,628	△6.8
Taxes		1	0.0	5	0.0
Net Loss Before Taxes for current quarter		514	△3.3	4,634	△6.8
Accumulated deficit at the beginning of the year		–		31,691	
Undisposed accumulated deficit at the end of the current quarter		–		36,325	

(3) Fluctuation of Quarterly Shareholder's Equity

The First Quarter of the current fiscal Year (From April 1, 2006 to June 30, 2006)

(Amounts in millions)

	Shareholder's equity				
	Capital Stock	Capital Retained Earnings: Capital Reserve	Retained earnings: Other Retained Earnings: Deferred Retained Earnings	Total Share-holder's Equity	Total Net Assets
Ending Balance As of March 31, 2006	52,500	12,500	△36,325	28,674	28,674
Changes in the quarter Net Loss	–	–	△ 514	△ 514	△ 514
Changes in the quarter	–	–	△ 514	△ 514	△ 514
Ending Balance As of March 31, 2006	52,500	12,500	△ 36,840	28,159	28,159

(4) QUARTERLY CASH FLOWS INFORMATION

(Amounts in millions)

		The First Quarter of Current Fiscal Year (From April 1, 2006 To June 30, 2006)	Previous Fiscal Year (From April 1, 2005 To March 31, 2006)
CATEGORY	NOTES	AMOUNTS	AMOUNTS
I OPERATING ACTIVITIES			
Net Loss Before Taxes		△ 513	△ 4,628
Depreciation		3,613	15,338
Amortization		80	323
Hedge Losses		–	987
Increase/Decrease in Allowance for bonuses payable		△ 329	△ 17
Interest and Dividend Income		△ 2	△ 4
Interest Expenses		837	2,640
Foreign exchange gain		△ 39	△ 117
Loss on disposal of Fixed Assets		315	166
Refinance costs		–	2,695
Decrease in Accounts Payable, Trade		1,156	66
Decrease in Inventories		△ 192	201
Decrease in Accounts Payable, Trade		△ 283	△ 188
Increase/Decrease in Other Accounts Payable		△ 1,544	△ 2,337
Decrease in deferred Revenue		△ 1,828	△ 965
Others		85	△ 802
SUB-TOTAL		1,355	13,358
Interest/Dividends received		2	2
Interest paid		△ 1,128	△ 3,722
Taxes paid		△ 5	△ 5
TOTAL OPERATING ACTIVITIES		223	9,632
II INVESTING ACTIVITIES			
Payments for term deposit		△ 5,667	–
Purchases of Tangible Fixed Assets		△ 1,234	△ 1,965
Purchases of Intangible Fixed Assets		△ 9	△ 133
Other investments		29	2
TOTAL INVESTING ACTIVITIES		△ 6,880	△ 2,096

(Amounts in millions)

		The First Quarter of Current Fiscal Year (From April 1, 2006 To June 30, 2006)	Previous Fiscal Year (From April 1, 2005 To March 31, 2006)
Category	Notes	Amounts	Amounts
III FINANCING ACTIVITIES			
Proceeds from long-term debt issuance		–	65,000
Repayment of long-term debt		△ 5,200	△ 87,575
Refinance costs		–	△ 2,695
Proceeds from new stock issuance		–	24,969
Principal payments on capital lease obligations		△ 190	△ 1,115
Payments of deferred liabilities		–	△ 12
Others		△ 15	–
TOTAL FINANCING ACTIVITIES		△ 5,405	△ 1,429
IV Exchange Effect On Cash and Cash Equivalents		40	118
V Increase/Decrease In Cash and Cash Equivalents		△ 12,022	6,225
VI Beginning Cash and Cash Equivalents		27,131	20,906
VII Ending Cash and Cash Equivalents	※1	15,109	27,131

(5) Notes

Significant items for preparing the quarterly financial statements

Item	First Quarter of Current Fiscal Year (April 1, 2006 – June 30, 2006)	Previous Fiscal Year (April 1, 2005 – March 31, 2006)
1. Assets Valuation Standard and Methods	(1) Securities Other Securities Any security items for which current market prices were not available were valued according to the moving average method on a cost basis. (2) Derivatives Derivatives were valued according to the current market price method. (3) Inventories Merchandise, Materials, Supplies Inventories were valued according to the moving average method on a cost basis.	(1) Securities Other Securities Any security items for which current market prices were not available Same as left (2) Derivatives Same as left (3) Inventories Merchandise, Materials, Supplies Same as left
2. Fixed Assets Amortization and Depreciation Methods	(1) Tangible fixed assets The tangible fixed assets were valued according to the straight line method. The Company applied the same standards as specified by the Corporate Tax Law, for the purpose of estimating the numbers of years of the remaining useful lives and determining the amounts of the outstanding values relevant to individual tangible fixed asset items. In calculating and determining the amortization or depreciation values relevant to the individual leasehold or leased asset items (items related to financing and leasing transactions, excluding those items in which ownership or title should be transferred to the respective borrower or tenant in accordance with the relevant contracts or agreements), posted as and included in the category of tangible fixed assets, the Company employed the straight line method. This method is based on an assumption that each asset item's expected useful life should correspond to the respective leasing period, at the end of which said item's outstanding value should be therefore reduced to nil. (2) Intangible Fixed Assets The intangible fixed assets were valued according to the straight line method. For the purpose of calculating and determining the amortized or depreciated value with regard to each software item used by the Company, the Company deemed the relevant useful life as five years in accordance with the internally established useful life standard.	(1) Tangible fixed assets Same as left (2) Intangible fixed Assets Same as left
3. Standard for Calculating and Determining Amount of Provisions	(1) Provisions for Bad Debts In preparations for any bad debt loss, the Company applied its loss loan ratio for calculating and determining the appropriate amount necessary for provisioning with respect to the outstanding general debts and loans. In addition, the Company examined and assessed the extent of recoverability with regard to each of the bankruptcy claims and other specific debt and loan items, subsequently determining the relevant irrecoverable or unrealizable value for provisioning. (2) Provisions for Bonus Payable In preparations for the bonuses planned to be paid to its employees, the Company estimated the relevant payment amount and determined the amount of a portion thereof that should have accrued during the first quarter of fiscal 2006, to be dealt with in the corresponding accounting process.	(1) Provisions for Bad Debts Same as left (2) Provisions for Bonus Payable In preparations for the bonuses planned to be paid to its employees, the Company estimated the relevant payment amount and determined the amount of a portion thereof that should have accrued during the fiscal year, to be dealt with in the corresponding accounting process.

Item	First Quarter of Current Fiscal Year (April 1, 2006 – June 30, 2006)	Previous Fiscal Year (April 1, 2005 – March 31, 2006)
	(3) Reserve for Retirement Benefits Plan In preparations for the retirement benefits to be paid for retired employees in the future, the Company estimated the relevant payment amount by referring to the data and information pertaining to the retirement benefit liabilities, calculated and determined at the end of the previous fiscal year. Based on such estimation, the Company provisioned for a portion thereof that may have accrued during the first quarter of FY2006 and should be dealt with in the corresponding accounting process. If any discrepancy is discovered between the actual payment amount of retirement benefits and the payment amount estimated as a result of actuarial calculations, it is the Company's basic policy to post and process said discrepancy in full amount and include the respective amount in the expenses for the fiscal year during which said discrepancy occurred. (4) Reserve for Directors' Retirement Allowances In preparations for the payment of retirement allowances for the Company directors, the Company estimated the relevant payment amount and posted a portion that should correspond to the payment due to be implemented during the first quarter of fiscal 2006 in accordance with the related internal rules and regulations.	(3) Reserve for Retirement Benefits Plan In preparations for the retirement benefits to be paid for retired employees in the future, the Company estimated the relevant payment amount by referring to the data and information pertaining to the retirement benefit liabilities, calculated and determined at the end of the previous fiscal year. Based on such estimation, the Company provisioned for a portion thereof that may have accrued during the fiscal year and should be dealt with in the corresponding accounting process. If any discrepancy is discovered between the actual payment amount of retirement benefits and the payment amount estimated as a result of actuarial calculations, it is the Company's basic policy to post and process said discrepancy in full amount and include the respective amount in the expenses for the fiscal year during which said discrepancy occurred. (4) Reserve for Directors' Retirement Allowances In preparations for the payment of retirement allowances for the Company directors, the Company estimated the relevant payment amount and posted a portion that should correspond to the payment due to be implemented at the end of the fiscal year in accordance with the related internal rules and regulations.
4. Accounting Process Applied to Leasing Transactions	With regard to all financing and leasing transactions, excluding those in which the ownership or title of the leased or leasehold properties should be transferred to the respective borrowers or tenants in accordance with the relevant contracts or agreements, the Company carried out the same accounting process as is commonly applied to the ordinary sale and purchase transactions.	Same as left
5. Method and Other Details of Hedge Accounting	(1) Hedge Accounting Method The Company employed the deferred hedge accounting method. (2) Hedging Instruments and Items being Hedged Hedging instruments: foreign exchange forward contracts, currency option contracts, coupon swap contracts and interest swap contracts Items being hedged: Liabilities in foreign currencies, future trades based on foreign currencies, borrowed money (3) Policy for hedging risks In accordance with the related internal control and management regulations, it is the Company's basic policy to employ hedging instruments for the purpose of minimizing risks attributable to any fluctuation that may occur in the interest rates and foreign exchange rates in the markets; the Company neither does nor will employ such hedging instruments with a view to carrying out speculative investments.	(1) Hedge Accounting Method Same as left (2) Hedging Instruments and Items being Hedged Same as left (3) Policy for hedging risks Same as left

Item	First Quarter of Current Fiscal Year (April 1, 2006 – June 30, 2006)	Previous Fiscal Year (April 1, 2005 – March 31, 2006)
	(4) Method of Assessing the Effects of Hedge Accounting The Company assessed the effects of hedge accounting as a result of comparing and analyzing any fluctuation recorded by specific types of figures during the period starting from the dates of commencement of hedge transactions until the date(s) prearranged for the assessment of the effects of said hedge transactions. Such specific types of figures were either the combination of the market values of the items being hedged and the Company's cash flow or that of the market values of the employed hedge instruments and the Company's cash flow.	(4) Method of Assessing the Effects of Hedge Accounting The Company assessed the effects of hedge accounting as a result of comparing and analyzing any fluctuation recorded by specific types of figures during the period starting from the dates of commencement of hedge transactions until the date(s) prearranged for the assessment of the effects of said hedge transactions. Such specific types of figures were either the combination of the market values of the items being hedged and the Company's cash flow or that of the market values of the employed hedge instruments and the Company's cash flow. The accounting process for fiscal 2005 resulted in posting and including a "loss due to the end of hedge accounting transactions" in the extraordinary losses. This represents the last stage of the hedge accounting process applied to a particular interest swap contract. Said interest swap contract had been employed as a hedging instrument for the borrowed money. When said borrowed money was repaid, said interest swap contract was terminated accordingly.
6. Fund Account Items Covered in the Cash Flow Statements Produced for First Quarter	The fund account items covered in the cash flow statements produced for the first quarter consist of cash on hand and deposits which the Company can withdraw at any time, together with short-term investments which involve slim risks of the relevant value changes, and whose redemption dates have been set within three months following the investment commencement dates.	Same as left
7. Other Significant Facts and Information as Basis of Production of the Financial Statements for the First Quarter	Accounting Process of Consumption and Other Taxes The financial statements were produced based on the before-tax prices and the values excluding corresponding tax portions.	Accounting Process of Consumption and Other Taxes Same as left

Changes of basic and significant items for preparing the quarterly financial statements

First Quarter of Current Fiscal Year (April 1, 2006 – June 30, 2006)	Previous Fiscal Year (April 1, 2005 – March 31, 2006)
(Accounting Standard Applicable to the Data and Information Pertaining to Net Assets Indicated on Balance Sheets) In the first quarter of fiscal 2006, the Company began adopting and complying with the Accounting Standard Applicable to the Data and Information Pertaining to Net Assets Indicated on Balance Sheets (Corporate Accounting Standard No. 5, issued on December 9, 2005) and the Basic Policies for Application of the Accounting Standard and Other Criteria Relevant to Net Assets Indicated on Balance Sheets (Basic Policy for Application of Corporate Accounting Standard No.8, issued December 9, 2005). The total amount of the Company's Total Assets, if indicated in the conventional manner, should be X million yen. Given the fact that the Rules for Interim Financial Statements and Other Reports were revised, the Company completed the accounting process of Net Assets in accordance with the revised content of said Rules, thus presenting the relevant data on the Company's balance sheet for the first quarter of fiscal 2006.	(Accounting Standard Applicable to Loss and Damage of Fixed Assets) In fiscal 2005, the Company began applying and complying with the Accounting Standard Applicable to Loss and Damage of Fixed Assets (Recommendations for Establishment of Accounting Standard Applicable to Loss and Damage of Fixed Assets, issued August 9, 2002 by the Business Accounting Council) as well as the Basic Policy for Application of the Accounting Standard Relevant to Loss and Damage of Fixed Assets (Basic Policy for Application of Corporate Accounting Standard No.6, issued on October 31, 2003 by the Business Accounting Standard Committee). As a result of such application, however, there was no effect brought about to the Company's profit or loss disclosed in the financial statements.

Change of method of presentation

First Quarter of Current Fiscal Year (April 1, 2006 – June 30, 2006)	Previous Fiscal Year (April 1, 2005 – March 31, 2006)
———	(Balance Sheets) "Long-term accounts payable" and "derivative liabilities" had been categorized separately and presented in the financial statements before and until the previous fiscal year. However, these account items' outstanding balances at the end of fiscal 2005 (respectively 1,182 million yen and 891 million yen) were found equivalent to or smaller than one hundredth of the total amount of the Company's Liabilities combined with Shareholders' equity. For this reason, the Company decided to identify any items originally belonging to these two account items and include them in the posting to Other Fixed Liabilities of the Fixed Liabilities.

Remarks

(Quarterly Balance Sheet)

(Amounts in Millions Yen)

End of The First Quarter of Current Fiscal Year (Ended June 30, 2006)		Previous Fiscal Year (Ended March 31, 2006)	
※1. Depreciation of Tangible Fixed Assets		※1. Depreciation of Tangible Fixed Assets	
	74,604		71,384
※2.. Collateral Assets		※2.. Collateral Assets	
(1) Collateral Assets		(1) Collateral Assets	
Cash on hand/in banks	16,695	Cash on hand/in banks	21,369
Buildings	54,216	Buildings	55,125
Structures	19,148	Structures	19,008
Machinery and equipment	24,461	Machinery and equipment	26,095
Others	4,855	Others	5,382
Total	119,378	Total	126,981
The followings are the asset items encumbered through security liens or pledges in accordance with the Tourism Facility Foundation Pledge Law.		The followings are the asset items encumbered through security liens or pledges in accordance with the Tourism Facility Foundation Pledge Law.	
Buildings	54,216	Buildings	55,125
(2) Liabilities		(2) Liabilities	
Long-term loan –with maturities less than 1 year	5,400	Long-term loan–with maturities less than 1 year	7,900
Long –Term Loan	54,000	Long-Term Loan	56,700
Total	59,400	Total	64,600
The followings are the asset items encumbered through security liens or pledges in accordance with the Tourism Facility Foundation Pledge Law.		The followings are the asset items encumbered through security liens or pledges in accordance with the Tourism Facility Foundation Pledge Law.	
※3. Accounting Process Applied to Consumption and Other Tax Payment The Company identified any items corresponding to either the Deferred Consumption and Other Tax Payment or the Temporary Receipt of Consumption and Other Tax Payment and then set off the relevant outstanding balances to find the fact that the calculation result was too insignificant to mention in particular. For this reason, these items were included in Other Current Liabilities of the Current Liabilities.		※3. ——————	

(Quarterly Statement of Profit and Loss)

First Quarter of Current Fiscal Year (April 1, 2006 – June 30, 2006)		Previous Fiscal Year (April 1, 2005 – March 31, 2006)	
※1.Non-operating income (primary)		※1.Non-operating income (primary)	
Swap income	307 million yen	Swap income	479 million yen
※2. Non-operating expenses (primary)		※2. Non-operating expenses (primary)	
Interest expense	837 million yen	Interest expense	2,640 million yen
※3. Extraordinary loss (primary)		※3. Extraordinary loss (primary)	
Loss on disposal of fixed assets		Loss on disposal of fixed assets	
Buildings	191 million yen	Buildings	19 million yen
Structures	16 million yen	Machines and equipment	4 million yen
Machines and equipment	92 million yen	Other fixed assets	151 million yen
Other fixed assets	14 million yen	Total	175 million yen
Total	315 million yen		
		Refinance expenses	
		Repayment charges Before due	794 million yen
		Commissions for syndicate loans	1,063 million yen
		Charges for syndicate loans	455 million yen
		Attorney expenses	382 million yen
		Total	2,695 million yen
		Hedge losses	987 million yen
4. Depreciation		4. Depreciation	
Tangible fixed assets	3,543 million yen	Tangible fixed assets	14,773 million yen
Intangible fixed assets	69 million yen	Intangible fixed assets	564 million yen

(Quarterly Statement of Change in Shareholder's Equity)

First Quarter of Current Fiscal Year (April 1, 2006 – June 30, 2006)

1. Type and Number of Shares Issued

	Number of shares at end of the previous year (shares)	Number of shares increased in the first quarter of the current year (shares)	Number of shares decreased in the first quarter of the current year (shares)	Number of shares at end of the first quarter of the current year (shares)
Shares issued Common Shares (Note)	1,541,112			1,541,112
Class A Preferred Shares	185,000			185,000
Total	1,726,112			1,726,112

(Quarterly Cash Flow Statement)

First Quarter of Current Fiscal Year (April 1, 2006 – June 30, 2006)	Previous Fiscal Year (April 1, 2005 – March 31, 2006)
*1. Relation of Cash and Cash Equivalent's Outstanding Balance at End of Fiscal Period Indicated in Cash Flow Statements and Data Relevant to Similar Account Item Disclosed on Balance Sheet (as of June 30, 2006) Cash on hand/in banks: 20,776 Savings deposited more than 3 months △ 5,667 Cash and Cash Equivalents: 15,109 million yen	*1. Relation of Cash and Cash Equivalent's Outstanding Balance at End of Fiscal Period Indicated in Cash Flow Statements and Data Relevant to Similar Account Item Disclosed on Balance Sheet (as of March 31, 2006) Cash on hand/in banks 27,131 Cash and Cash Equivalents: 27,131 million yen
2. Details of Significant Non-Monetary Transactions The amounts of the Company's assets and liabilities related to the financing and leasing transactions newly included in the accounting process for fiscal 2006 turned out to be 9 million yen each.	2. Details of Significant Non-Monetary Transactions The amounts of the Company's assets and liabilities related to the financing and leasing transactions newly included in the accounting process for fiscal 2005 turned out to be respectively 272 million yen.

(Leases)

First Quarter of Current Fiscal Year (April 1, 2006 – June 30, 2006)	Previous Fiscal Year (April 1, 2005 – March 31, 2006)
Operating lease (lessee) Unexpired lease Short-term (within a year) 6 million yen Long-term (over a year) 1 Total 7	Operating lease (lessee) Unexpired lease Short-term (within a year) 7 million yen Long-term (over a year) 2 Total 10

(Securities)

Securities that are not measured at fair value

Category	First Quarter (ended June 30, 2006)	Previous Fiscal Year (ended March 31, 2006)
	Amount on Balance Sheet (mil yen)	Amount on Balance Sheet (mil yen)
Other securities		
Unlisted share	2	2

(Derivatives)

1. Items relevant to transactions

First Quarter of Current Fiscal Year (April 1, 2006 – June 30, 2006)	Previous Fiscal Year (April 1, 2005 – March 31, 2006)
(1) Details of Transactions The derivative instruments employed by the Company consist of foreign exchange forward contracts, currency option contracts and coupon swap contracts employed for the purpose of minimizing foreign exchange risks, together with interest swap contracts as hedges against interest-rate risks.	(1) Details of Transactions Same as left
(2) Basic Policy for Application of Derivatives It is the Company's basic policy to employ or carry out derivative transactions not as speculative investments, but as an instrument for minimizing and avoiding the risks due to any fluctuation that may arise in the foreign exchange rates and interest rates in the future.	(2) Basic Policy for Application of Derivatives Same as left
(3) Purpose of Application of Derivative Instruments In relation to foreign currencies, the Company employs derivative instruments for the purpose of minimizing foreign exchange risks that may be incurred from loans and liabilities based on foreign currencies and ensuring stable levels of profits. In terms of interest rates, the Company employs derivative instruments to avoid the risks of any rising interest rate that may be applied to the fund borrowed by the Company from the money market. Furthermore, the Company effectively takes advantage of hedge accounting based on derivative transactions.	(3) Purpose of Application of Derivative Instruments Same as left
1) Hedge Accounting Method The Company employed the deferred hedge accounting method.	1) Hedge Accounting Method Same as left
2) Hedging Instruments and Items being Hedged Hedging instruments: foreign exchange forward contracts, currency option contracts, coupon swap contracts and interest swap contracts Items being hedged: Liabilities in foreign currencies, future trades based on foreign currencies, borrowed money	2) Hedging Instruments and Items being Hedged Same as left
3) Policy for hedging risks In accordance with the related internal control and management regulations, it is the Company's basic policy to employ hedging instruments for the purpose of minimizing risks attributable to any fluctuation that may occur in the interest rates and foreign exchange rates in the markets; the Company neither does nor will employ such hedging instruments with a view to carrying out speculative investments.	3) Policy for hedging risks Same as left
4) Method of Assessing the Effects of Hedge Accounting The Company assessed the effects of hedge accounting as a result of comparing and analyzing any fluctuation recorded by specific types of figures during the period starting from the dates of commencement of hedge transactions until the date(s) prearranged for the assessment of the effects of said hedge transactions. Such specific types of figures were either the combination of the market values of the items being hedged and the Company's cash flow or that of the market values of the employed hedge instruments and the Company's cash flow.	4) Method of Assessing the Effects of Hedge Accounting The Company assessed the effects of hedge accounting as a result of comparing and analyzing any fluctuation recorded by specific types of figures during the period starting from the dates of commencement of hedge transactions until the date(s) prearranged for the assessment of the effects of said hedge transactions. Such specific types of figures were either the combination of the market values of the items being hedged and the Company's cash flow or that of the market values of the employed hedge instruments and the Company's cash flow. The accounting process for fiscal 2005 resulted in posting and including a "loss due to the end of hedge accounting transactions" in the extraordinary losses. This represents the last stage of the hedge accounting process applied to a particular interest swap contract. Said interest swap contract had been employed as a hedging instrument for the borrowed money. When said borrowed money was repaid, said interest swap contract was terminated accordingly.

First Quarter of Current Fiscal Year (April 1, 2006 – June 30, 2006)	Previous Fiscal Year (April 1, 2005 – March 31, 2006)
(4) Details of Risks Associated with Derivative Transactions The foreign exchange forward contracts and coupon swap contracts involve the risks attributable to any change in foreign exchange rates, while the interest swap contracts entail the risks of fluctuating market interest rates. Given the fact that the individual counterparts transacting with the Company for the aforementioned derivatives were highly creditable financial institutions, the Company deems that the possibility of any default on the part of these counterparts as well as their credit risk is extremely slim.	(4) Details of Risks Associated with Derivative Transactions Same as left
(5) System for Control and Management of Risks Involved in Derivatives The Accounting and Finance Department is responsible for carrying out, controlling and managing any derivative transactions in accordance with the relevant internal control and management regulations. In carrying out such transactions, the Department obtains approval from the President and other authorized officers or personnel, if such approval is deemed necessary. Given the fact that the Department submits reports on the results of individual derivative transactions in an appropriate manner, the Company believes that the Department has instituted a system internally and effectively functioning to prevent the Company from excessively relying on and resorting to derivative transactions.	(5) System for Control and Management of Risks Involved in Derivatives Same as left
(6) Supplementary Explanations on Related Data and Information Presented in "Items Relevant to Current Market Values and Other Details of Transactions" The contract amounts, together with the other related data and information provided as "Items Relevant to Current Market Values and Other Details of Transactions," are either nominal figures or assumptions of the principal amounts, providing the basis for calculations related to such derivatives. Thus, it should be understood that such amounts themselves do not represent the extent of any risks involved in said derivative transactions.	(6) Supplementary Explanations on Related Data and Information Presented in "Items Relevant to Current Market Values and Other Details of Transactions" Same as left

2. Items Relevant to Current Market Values and Other Details of Transactions

Contract amounts on Derivative transactions, current market values and appraisal profit or loss

(1) Currencies

Category	Class	End of the fist quarter of the current fiscal year (Ended June 30, 2006)				Previous fiscal year (Ended March 31, 2006)			
		Contract amounts (mil yen)	Long-term contract amounts (over a year) (mil yen)	Current market values (mil yen)	Appraisal profit or loss (mil yen)	Contract amounts (mil yen)	Long-term contract amounts (over a year) (mil yen	Current market values (mil yen	Appraisal profit or loss (mil yen)
Non-Market Trans-actions	Currency reserve contracts Buy USD	2,108	444	60	60	2,920	517	122	122
	SFR	675	–	16	16	873	48	Δ6	Δ6
	Sub total	2,784	444	76	76	3,793	565	116	116
	Coupon swap Contracts Receipts (USD) Payment (JPY)	2,198	1,746	25	25	2,311	1,859	76	76
	Sub total	2,198	1,746	25	25	2,311	1,859	76	76
Total		4,982	2,190	102	102	6,104	2,425	192	192

(End of The First Quarter of the current fiscal year)

(Note)
1. Method of Calculating and Determining Current Market Value
The figures presented in the Table are the results of calculations based on the values and other information contributed by the financial institutions transacting with the Company.
2. The figures provided in the Table exclude those of the derivative transactions to which hedge accounting is applied

(Previous Year)

(Note) 1. Method of Calculating and Determining Current Market Value
Same as left

2. Same as left

(2) Interest

Category	Class	End of the first quarter of the current fiscal year (ended June 30, 2006)				Previous fiscal year (Ended March 31, 2006)			
		Contract amounts (mil yen)	Long-term contract amounts (over a year) (mil yen)	Current market values (mil yen)	Appraisal profit or loss (mil yen)	Contract amounts (mil yen)	Long-term contract amounts (over a year) (mil yen)	Current market values (mil yen)	Appraisal profit or loss (mil yen)
Non-market trans-actions	Interest swap contracts Fluctuating Receipt /Fixed Payment	24,000	24,000	△ 680	△ 680	40,000	24,000	△ 987	△ 987
Total		24,000	24,000	△ 680	△ 680	40,000	24,000	△ 987	△ 987

(End of The First Quarter of the Fiscal 2006)

(Note)

1. Method of Calculating and Determining Current Market Value

The figures presented in the Table are the results of calculations based on the values and other information contributed by the financial institutions transacting with the Company.

2. The figures provided in the Table exclude those of the derivative transactions to which hedge accounting is applied

(Fiscal 2005)

(Note) 1.Method of Calculating and Determining Current Market Value

Same as left

2. Same as left

(Stock Option)

The first quarter of the current fiscal year (April 1, 2006 – June 30, 2006)

1. Stock Option Scheme

Stock options granted in first quarter of the current fiscal year

	Stock Option A in 2006
Class and number of grantee	Board members/ Two
Number of option granted (Note)	57,033 of common shares
Grant Date	June 28, 2006
Exercise Conditions	N/A
Length of Services	N/A
Term of options	June 28, 2006 through June 28, 2016
Strike price (yen)	22,500
Fair unit price (Grant date) (yen)	—

(Note) Converted to the number of shares

(Profit/Loss on Equity Method)

Not applicable

(Per Share Information)

First Quarter of Current Fiscal Year (April 1, 2006 – June 30, 2006)	Previous Fiscal Year (April 1, 2005 – March 31, 2006)
Net Asset Amount Per Share: 12,870. 53 yen First Quarter Net Loss Amount Per Share: 269. 29 yen Please note that although the residual securities having not yet been converted into company shares are confirmed existing, there is no First Quarter Net Profit Amount Per Share after making the adjustment relevant to such residual securities, because the Company in fact recorded a net loss instead.	Net Asset Amount Per Share: 13,204. 47 yen First Quarter Net Loss Amount Per Share: 3,159. 65 yen Please note that although the residual securities having not yet been converted into company shares are confirmed existing, there is no First Quarter Net Profit Amount Per Share after making the adjustment relevant to such residual securities, because the Company in fact recorded a net loss instead.

(Note) The data and information providing the basis for calculations and determination of the net loss recorded for the current fiscal term (first quarter) per share are as follows:

	First Quarter of the Current Fiscal Year (April 1, 2006 – June 30, 2006)	Previous Fiscal Year (April 1, 2005 – March 31, 2006)
First quarter (current term) net profit and loss (million yen)	514	4,634
Amount unattributable to common shareholders (million yen)	–	–
(Bonuses to directors by appropriation of net profit)	(–)	(–)
First quarter (current term) net profit and loss related to common shares (million yen)	514	4,634
Average number of common shares outstanding (thousand)	1,541	800
Average number of convertible shares outstanding (thousand)	370	666
Average number of shares outstanding (thousand)	1,911	1,466
Number of residual securities without dilution effect and not reflected in calculation of this quarter's Net Asset per Share after residual securities adjustment.	One share purchase warrant was approved at the 12th ordinary shareholders' meeting held on June 28, 2006 and was granted on the same day. (Number of share warrants: 57,033)	–

(Subsequent Events)

First Quarter of Current Fiscal Year (April 1, 2006 – June 30, 2006)	Previous Fiscal Year (April 1, 2005 – March 31, 2006)
1. Issuance of Share Purchase Warrants B Based on the authorization by the resolution at the 12th ordinary shareholders' meeting held on June 28, 2006, the Company issued share purchase warrants as stock options to Directors and employees on July 18, 2006. Number of Stock Options 27,962 Class of shares that are the target of stock options Common shares Number of shares that are the target of stock options (Note) 1 27,962 Exercise Price (Note) 2 22,500 yen per share Term of Stock Options December 31, 2006 to July 18, 2016 Issue Price and Stated Value in case of issue of shares through exercise of stock options Issue Price 22,500 yen Stated Value 11,250 yen Exercise Conditions The conditions to exercise stock options shall be pursuant to the stock option allocation agreement concluded between the Company and the grantees based on the resolution at the 12th ordinary shareholders' meeting and the approval for stock options at the Board of Directors' Meeting. Acquisition of stock options through transfer Acquisition of stock options through transfer shall require the approval of the Board of Directors of the Company. (Note) 1. If after the day of resolution at the general shareholders' meeting, the Company carries out a stock splits (including free allocation of common shares; the same applies regarding the discussion of reverse splits below) or reverse split of common share, the Number of Shares to be Granted shall be adjusted according to the following formula, and fractional shares less than one share arising as a result of such calculation shall be discarded. Post-adjustment Number of Shares to be Granted = Pre-adjustment Number of Shares to be Granted X stock split or reverse split ratio Further, if after the resolution day an unavoidable event occurs necessitating adjustment of Number of Shares to be Granted (excluding cases where common shares are delivered through exercise of right to demand acquisition Class A preferred shares), adjustment of Number of Shares to be Granted shall be carried out by a method the Company deems appropriate.	1. Issuance of Share Purchase Warrants A Based on the authorization by the resolution at the 12th ordinary shareholders' meeting held on June 28, 2006, the Company issued share purchase warrants as stock options to Directors. Number of Stock Options 57,033 Class of shares that are the target of stock options Common shares Number of shares that are the target of stock options (Note) 1 57,033 Exercise Price (Note) 2 22,500 yen per share Term of Stock Options June 28, 2006 to June 28, 2016 Issue Price and Stated Value in case of issue of shares through exercise of stock options Issue Price 22,500 yen Stated Value 11,250 yen Exercise Conditions The conditions to exercise stock options shall be pursuant to the stock option allocation agreement concluded between the Company and the grantees based on the resolution at the 12th ordinary shareholders' meeting and the approval for stock options at the Board of Directors' Meeting. Acquisition of stock options through transfer Acquisition of stock options through transfer shall require the approval of the Board of Directors of the Company. (Note) 1. If after the day of resolution at the general shareholders' meeting, the Company carries out a stock splits (including free allocation of common shares; the same applies regarding the discussion of reverse splits below) or reverse split of common share, the Number of Shares to be Granted shall be adjusted according to the following formula, and fractional shares less than one share arising as a result of such calculation shall be discarded. Post-adjustment Number of Shares to be Granted = Pre-adjustment Number of Shares to be Granted X stock split or reverse split ratio Further, if after the resolution day an unavoidable event occurs necessitating adjustment of Number of Shares to be Granted (excluding cases where common shares are delivered through exercise of right to demand acquisition Class A preferred shares), adjustment of Number of Shares to be Granted shall be carried out by a method the Company deems appropriate.

First Quarter of Current Fiscal Year (April 1, 2006 – June 30, 2006)	Previous Fiscal Year (April 1, 2005 – March 31, 2006)
2. If after the Company carries out at a stock split or reverse split of common shares, the Exercise Price shall be adjusted according to the following formula, and any resulting fractions less than one yen shall be discarded. Post adjustment Exercise Price = Pre-adjustment Exercise Price × $\frac{1}{\text{Stock split or reverse split ratio}}$ In the event that a contract for merger, demerger, stock exchange, or stock transfer is approved, or a unavoidable event occurs necessitating adjustment of the Exercise Price, the Exercise Price shall be adjusted within a reasonable range. 2. Reduction of Capital (1) Proposed Amount of Capital Reduction USJ will propose to reduce the company's current capital amount of 52,500,010,000 yen by 26,825,429,639 yen to 25,674,580,361 yen. (2) Proposed Method of Reducing Capital The Company will propose to reduce only its capital, without changing the total number of the issued company shares. (3) Schedule Planned for Legitimately Effecting Reduction of Capital USJ plans to legitimately effect reduction of the company's capital on September 13, 2006 (on condition that this proposal will be approved by the Extraordinary Shareholders' Meeting to be held on the same day). 3. Reduction of Capital Reserve (1) Proposed Amount of Capital Reserve Reduction The Company will propose to reduce the entire amount of the capital reserve, namely 12,500,010,000 yen. (2) Schedule Planned for Legitimately Effecting Reduction of Capital Reserve The Company plans to legitimately effect reduction of the capital reserve on September 13, 2006 (on condition that this proposal will be approved by the Extraordinary Shareholders' Meeting to be held on the same day). 4. Syndicated Loan Agreement The Company concluded the Syndicated Loan Agreement in the Board of Directors' Meeting held on August 10, 2006, aiming for reconstructing finance to achieve successful IPO as early as possible. In addition, the Company will execute refinancing for current preferred loan pursuant to this Agreement on August 18, 2006.	2. If after the Company carries out at a stock split or reverse split of common shares, the Exercise Price shall be adjusted according to the following formula, and any resulting fractions less than one yen shall be discarded. Post adjustment Exercise Price = Pre-adjustment Exercise Price × $\frac{1}{\text{Stock split or reverse split ratio}}$ In the event that a contract for merger, demerger, stock exchange, or stock transfer is approved, or a unavoidable event occurs necessitating adjustment of the Exercise Price, the Exercise Price shall be adjusted within a reasonable range. 2. Issuance of Share Purchase Warrants B Number of Stock Options 44,000 (Max.) Class of shares that are the target of stock options Common shares Number of shares that are the target of stock options (Note) 1 44,000 (Max.) Exercise Price Charge free The amounts of share warrants as exercised (Note) 2 22,500 yen per share Terms of Stock Options 10 years from the date of the grant date and the period approved by the Board of Directors December 31, 2006 to July 18, 2016 Issue Price and Stated Value in case of issue of shares through exercise of stock options Issue Price 22,500 yen Stated Value 11,250 yen Exercise Conditions The conditions to exercise stock options shall be pursuant to the stock option allocation agreement concluded between the Company and the grantees based on the resolution at the 12th ordinary shareholders' meeting and the approval for stock options at the Board of Directors' Meeting. Acquisition of stock options through transfer Acquisition of stock options through transfer shall require the approval of the Board of Directors of the Company.

First Quarter of Current Fiscal Year (April 1, 2006 – June 30, 2006)	Previous Fiscal Year (April 1, 2005 – March 31, 2006)
(Contents) (1) Principal Facility A 31,400 million yen Facility B 8,000 million yen Facility C 10,000 million yen Facility D 5,000 million yen (maximum amount) (2) Loan Period Facility A August 18, 2006 – August 15, 2012 Facility B August 18, 2006 – April 15, 2014 Facility C August 18, 2006 – August 15, 2012 Facility D individual loan period of 1 to 6 months. Lump-sum repayment (3) Arrangers Sumitomo Mitsui Banking Corporation (SMBC) Development Bank of Japan (DBJ) Goldman Sachs Securities (GS Securities) Nomura Capital Investments (NCI) (4) Agent SMBC (5) Underwriting Banks SMBC DBJ GS Securities NCI (6) Financial Covenant ① Leverage Ratio The following levels of Leverage Ratio should be maintained in each stated period. Leverage ratio is the value obtained by dividing the interest-bearing obligations for borrowings not subject to subordination conditions and corporate bonds as of the end of the relevant annual or semi-annual fiscal period minus repayment reserve amount by EBITDA. (Operating profit plus depreciation expenses and amortization expenses) Until the end of March 2009 3.50 Until the end of September 2011 3.25 ② Revised Debt Service Coverage Ratio Debt Service ratio should be maintained no less than 1.35. Revised Debt Service Coverage Ratio is the ratio determined by dividing cash flow before repayment of principal interest before capital investment deduction as of the end of June and December and as of undertaking debt burden, by annual debt service which is estimated from interest-bearing debt as of stated period.	(Note) 1. If after the day of resolution at the general shareholders' meeting, the Company carries out a stock splits (including free allocation of common shares; the same applies regarding the discussion of reverse splits below) or reverse split of common share, the Number of Shares to be Granted shall be adjusted according to the following formula, and fractional shares less than one share arising as a result of such calculation shall be discarded. Post-adjustment Number of Shares to be Granted = Pre-adjustment Number of Shares to be Granted X stock split or reverse split ratio Further, if after the resolution day an unavoidable event occurs necessitating adjustment of Number of Shares to be Granted (excluding cases where common shares are delivered through exercise of right to demand acquisition Class A preferred shares), adjustment of Number of Shares to be Granted shall be carried out by a method the Company deems appropriate. 2. If after the Company carries out at a stock split or reverse split of common shares, the Exercise Price shall be adjusted according to the following formula, and any resulting fractions less than one yen shall be discarded. In the event that a contract for merger, demerger, stock exchange, or stock transfer is approved, or a unavoidable event occurs necessitating adjustment of the Exercise Price, the Exercise Price shall be adjusted within a reasonable range.

First Quarter of Current Fiscal Year (April 1, 2006 – June 30, 2006)	Previous Fiscal Year (April 1, 2005 – March 31, 2006)
(7) Dividend Restrictions The following conditions must be in place as of the date of each Board of Directors Meeting held to convene a General Meeting of Shareholders at which a resolution to issue dividends will be presented to the Shareholders' meeting for approval as of the date of a Board of Directors Meeting at which an interim dividend payment is approved. a) Required amounts are on deposit in Borrower's Repayment Account, Capital Investment Account and Reserve Account. b) No event of forfeiture of the benefit of time or potential event of forfeiture of the benefit of time has occurred or exists, and the dividend payment shall not give rise to an event of forfeiture of the benefit of time or potential event of forfeiture of the benefit of time.	

(6) Sales by Category

Theme park sales in the first quarter of the current fiscal year are provided by the following categories.

Category	First Quarter of Current Fiscal Year (April 1, 2006 – June 30, 2006)	Previous Fiscal Year (April 1, 2005 – March 31, 2006)
Operations (million yen)	7,859	33,187
Merchandise (million yen)	4,063	18,168
Food (million yen)	2,340	10,759
Others (million yen)	1,327	6,152
Total (million yen)	15,590	68,267

(Note) Amounts shown above exclude consumption taxes.

<Reference> Attendance

Category	First Quarter of Current Fiscal Year (April 1, 2006 – June 30, 2006)	Previous Fiscal Year (April 1, 2005 – March 31, 2006)
Attendance (thousand)	1,819	8,314

Exhibit A-6

RECEIVED

Notice of the Extraordinary Shareholders' Meeting

August 29, 2006

Dear Shareholders,

Thank you very much for your continued cooperation.

We would like to request your attendance at the Extraordinary Shareholders' Meeting, to be held as indicated below:

1. Date and Time September 13, 2006 (Wednesday) at 10:00 a.m.
2. Location Convention Room, Principal Office, USJ Co., Ltd
   2-1-33, Sakurajima, Konohana-ku, Osaka, Japan
3. Agenda
   Bills
   Bill No.1 Reduction of Capital
   Bill No.2 Reduction of Capital Reserve
   Bill No.3 Partial Amendment of Articles of Incorporation

Please refer to the attached references for details.

In the event that another person attends on your behalf, please ensure that he or she submits the enclosed authorization form at the reception desk on the day.

Sincerely,
Glenn Gumpel
President & CEO
USJ Co., Ltd
2-1-33 Sakurajima, Konohana-ku, Osaka
554-0031Japan

Reference Material for the Extraordinary Shareholders' Meeting

Bills and Reference Matters

Bill No. 1 Reduction of Capital

1. **Background and Purpose**

   Although the Company has thus far introduced a wide variety of measures aimed at improving its performance and reinforcing its financial standing, it is anticipated that additional and substantial time will be necessary for the Company's recovery from the incurred capital loss.

   Considering such circumstances, the Company will propose to depreciate the capital loss at an early date by reducing the capital. By doing so, the Company plans to step up its efforts to achieve a more sound and healthy financial standing and carry out capital-related and other measures smoothly in the future. Thus, the Company will propose, in addition to the reduction of the capital reserve as explained in Bill No. 2, to decrease the company's capital, thereby depreciating the entire part of the existing capital loss at one time.

2. **Details of Reduction of Capital**

   (1) Proposed Amount of Capital Reduction

   The Company will propose to reduce the company's current capital amount of 52,500,010,000 yen by 26,825,429,639 yen to 25,674,580,361 yen.

   (2) Proposed Method of Reducing Capital

   The Company will propose to reduce only its capital, without changing the total number of the issued company shares.

   (3) Schedule Planned for Legitimately Effecting Reduction of Capital

   The Company plans to legitimately effect reduction of the company's capital on September 13, 2006.

   (4) With regard to any other important matters relevant to the reduction of the company's capital, please give complete freedom to the Board of Directors for making appropriate decisions.

Bill No. 2 Reduction of Capital Reserve

In accordance with the provisions set forth in Paragraph 1 of Article 448 of the Japanese Corporate Law, the Company will propose to reduce its capital reserve. In addition to the reduction of the capital as described above in Bill No. 1, the amount of the capital reserve will be reduced for the one-time depreciation of the lump-sum amount of the capital loss incurred by the Company.

1. **Proposed Amount of Capital Reserve Reduction**

   The Company will propose to reduce the entire amount of the capital reserve, namely 12,500,010,000 yen.

2. **Schedule Planned for Legitimately Effecting Reduction of Capital Reserve**

   The Company plans to legitimately effect reduction of the capital reserve on September 13, 2006.

Bill No. 3 Partial Amendment of Articles of Incorporation

1. **Purpose**

   (1) The name of the Company stated in English is modified with appropriate English notation, inserting a space between "Co.," and "Ltd.".

   (2) To make amendment to provisions regarding translation and translator for Shareholder's Meeting and Board of Director's Meeting in order to adjust these provisions to the Company's practice.

2. **Content of Amendment**

The content of the amendments is as follows:

Current Provisions	Proposed Changes
Article 1. (Corporate Name) The name of the Company shall be "KABUSHIKI KAISHA USJ", which shall be expressed in English as "USJ Co.,Ltd."	**Article 1. (Corporate Name)** The name of the Company shall be "KABUSHIKI KAISHA USJ", which shall be expressed in English as "USJ Co.,_Ltd."

Current Provisions	Proposed Changes
Article 16. (<u>Language</u> and Minutes) 16.1 All notices of meetings, meeting minutes and materials to be presented at any general meeting of shareholders shall be <u>prepared in Japanese</u> accompanied by their <u>English</u> translation<u>, and the Company shall cause the attendance of an English translator for such meetings.</u> 16.2 The progress updates and results of the meeting, and the other items set forth in laws and regulations, should be mentioned or recorded in the minutes pursuant to the provision of laws and regulations, and the minutes shall be kept at the principal office of the Company after the chairman of the meeting and the directors present at the meeting have signed or sealed them.	**Article 16. (<u>Translation</u> and Minutes)** 16.1 All notices of meetings, meeting minutes and materials to be presented at any general meeting of shareholders shall be accompanied by their translation <u>if appropriate.</u> 16.2 (Same as the current provision.)
Article 24. (<u>Language</u> and Minutes <u>of the Meeting of the Board of Directors</u>) 24-1 All notices of meetings, meeting minutes and materials to be presented at the meetings of the Board of Directors shall be <u>prepared in Japanese</u> accompanied by their <u>English</u> translation, and the Company shall procure the attendance of a<u>n</u> <u>English</u> translator for such a meeting. 24-2 The progress updates and results of the meeting of the Board of Directors, and the other items set forth in laws and regulations, should be mentioned or recorded in the minutes, and the directors and the statutory auditors present at the meeting should affix their seal or put their electronic signature on them. 24-3 The minutes set forth above or the writing or electromagnetic record mentioned above shall be kept at the principal office of the Company for ten (10) years from the day of the board of directors meeting.	**Article 24. (<u>Translation, Interpretation</u> and Minutes)** 24-1 All notices of meetings, meeting minutes and materials to be presented at the meetings of the Board of Directors shall be accompanied by their translation <u>if appropriate,</u> and the Company shall procure the attendance of a translator for such a meeting <u>if appropriate.</u> 24-2 (Same as the current provision.) 24-3 (Same as the current provision.)

Exhibit A-7

Notice of the Extraordinary Shareholders' Meeting

October 26, 2006

Dear Shareholders,

Thank you very much for your continued cooperation.
We would like to request your attendance at the Extraordinary Shareholders' Meeting, to be held as indicated below:

1. Date and Time November 10, 2006 (Friday) at 2:00 p.m.
2. Location Convention Room, Principal Office, USJ Co., Ltd
   2-1-33, Sakurajima, Konohana-ku, Osaka, Japan
3. Agenda
   Bill Revision of Directors' compensation

Please refer to the attached references for details.

In the event that another person attends on your behalf, please ensure that he or she submits the enclosed authorization form at the reception desk on the day.

Sincerely,
Glenn Gumpel
President & CEO
USJ Co., Ltd
2-1-33 Sakurajima, Konohana-ku, Osaka
554-0031Japan

Reference Material for the Extraordinary Shareholders' Meeting

Bill and Reference Matter

Bill Revision of Directors' compensation

As Directors' compensation, the annual remuneration amount no greater than nine hundred (900) million yen, the grant of share purchase warrants, and "Performance-Based Incentive Compensation" and "Initial Public Offering Compensation, etc." to Director Glenn Gumpel and Yoshikazu Maruyama, were approved at the 12th Ordinary Shareholders' Meeting on June 28, 2006. In order to achieve initial public offering, we have submitted for approval to amend "Performance-Based Incentive Compensation" as described in the following paragraph 1 and to terminate "Initial Public Offering Compensation" as described in the following paragraph 2.

1. Performance-Based Incentive Compensation

(a) The Date of Payment: November 15, 2006

(b) The Amount of Compensation: an amount in cash equal to (x)1.2% of the positive sum of the Performance Measure calculated as of March 31, 2006 *minus* an amount (which shall not be less than thirty (30) billion yen) to be determined by the Board of Directors meeting. The amount is less than five hundred sixty five (565) million yen.

(c) Performance Measure is calculated as follows:

$$E \times 10 + C - I + CAPEX$$

(where)

E ··· EBITDA of the Company as of March 31, 2006 (an indicator of profitability of a corporation)

C ··· Cash and cash equivalents of the Company as of March 31, 2006

I ··· Indebtedness of the Company as of such March 31, 2006. In addition, it doesn't include trade and other accounts payable, any amounts for the deferred payment for goods and services, vendor financing, or any other deferred payment obligations, provided, however includes any equity of the Company issued in connection with a debt-equity swap involving the indebtedness.

CAPEX ··· Cash and cash equivalents of the Company used for the design, development, construction of attractions and other fixed assets for the fiscal year ending on each March 31. In addition, it includes the positive sum of the cash and cash equivalents of the Company used by the Company for the acquisition of any business minus 10 x the EBITDA of the acquired business.

2. Initial Public Offering Compensation

We terminate Initial Public Offering Compensation.

Other Directors' compensation approved at the 12th Ordinary Shareholders' Meeting on June 28, 2006 is not amended.

Exhibit A-8

Interim Financial Results for the Fiscal Year ending March 31, 2007 (Non-consolidated)

November 10, 2006

Company name :USJ Co., Ltd. Listed on:Unlisted
Code number: Location of Head Office: Osaka prefecture
(URL http://www.usj.co.jp/)
Representative: Glenn Gumpel, President & Chief Executive Officer
Contact: Koji Iida, General Manager of Finance & Administration Division (Tel:+81-6-6465-3022)
Date of board of directors meeting for approving financial results: November 10, 2006
Unit share system: No
Name of parent company: Crane Holdings Ltd.
Ownership by parent company: 44.0%

(Numbers in parentheses are negative)

1. Interim Financial Results for the Fiscal Year ending March 31, 2007 (April 1, 2006– September 30, 2006)

(1) Business Performance

(Millions of yen)

	Net Sales		Operating Income		Ordinary Income	
		%		%		%
Interim term ended September 30,2006	35,297	–	3,300	–	2,387	–
Interim term ended September 30,2005	–	–	–	–	–	–
Year ended March 31,2006	68,267		1,494		(582)	

	Net Income		Net Income per Share		Net Income per Share(diluted)	
		%		Yen		Yen
Interim term ended September 30 ,2006	1,398	–		732.03	–	–
Interim term ended September 30, 2005	–	–	–	–	–	–
Year ended March 31, 2006	(4,634)			(3,159.65)	–	–

(Notes) 1. Profit and loss on equity-method investment:
Interim term ended September,30 2006:None
Interim term ended September,30 2005:None
Fiscal year ended March 31, 2006:None
2. Average number of issued shares:
Interim term ended September 30, 2006 :Common stock (including equivalent stock) 1,911,112 shares
Fiscal year ended March 31, 2006: Common stock (including equivalent stock) 1,466,667shares
3. Change in accounting Policies:
4. Percentages shown in Net Sales, Operating Income, Ordinary Income and Net Income indicate year on year percentage change.

(2)Financial Position

(Millions of yen) (Yen)

	Total Assets	Net Assets	Shareholder's Equity to Total Assets	Shareholder's Equity per Share	
			%		¥
Interim term ended September 30, 2006	123,167	30,073	24.4		14,112.26
Interim term ended September 30, 2005	–	–	–	–	–
Year ended March 31, 2006	142,833	28,674	20.1		13,204.47

(Notes) 1. Number of outstanding Shares:
Interim Term ended September,30 2006: Common stock 1,541,112 shares , Class A preferred stock 185,000 shares
Fiscal year ended March 31, 2006: Common stock 1,541,112 shares, Class A preferred stock 185,000 shares
2. Number of treasury stocks:
Interim term ended September,30 2006:None Fiscal year ended March 2006: None

(3)Cash Flows

(Millions of yen)

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at year-end
Interim term ended September 30 ,2006	4,174	(2,147)	(16,232)	13,014
Interim Ttrm ended September 30, 2005	—	—	—	—
Year ended March 31, 2006	9,632	(2,096)	(1,429)	27,131

2.Forecast for the fiscal year ending March 31, 2007 (April 1, 2006 – March 31, 2007)

(Millons of yen)

	Net Sales	Ordinary Income	Net Income
Full-year	69,200	2,000	660

(Reference) Forecast Net Income per share (full year) ¥345.35

3.Dividends

・Cash dividend	Annual dividend per share
	Year-end
Year ended March 31, 2006	—
Year ended March 31,2007 (Actual)	—
Year ended March 31, 2007(Forecast)	—

The above estimates are based upon information available to the company as of the date of the announcement of the summary. Due to unforeseen circumustances, however, actual results may differ from such estimates. For further information related to the above figures, please refer to the attachment.

1. Corporate Group Status

Not applicable

2. Management Policy

(1) Basic Management Policy

The Company's vision is "to become Asia's leading Entertainment & Leisure Company, providing our consumers with a level of Delight & Service exceeding all expectations". To realize the vision, the Company is striving to improve guest services and deliver new attractions and events, pursuing the needs of the guests and formulating plans through in-depth market research in and out of the park. In future, the Company will explore possibilities to develop new businesses based on its strength, the ability to provide entertainment and guest services, and aim to grow further in the entertainment and leisure industry, operating a theme park as its core business. The Company's mission is to raise shareholder value continuously through realization of the vision.

(2) Basic Policy on Profit Distribution

The basic policy is to return stable profits to shareholders. The Company will pay dividends according to annual performance and prospective business expansion in light of retained earnings required to increase a long-term shareholder value by introducing new attractions and strengthening its financial standing.

(3) Policy on Reducing Transaction Unit

Not planned yet.

(4) Target Performance Indicators

The Company's management goal is to improve profitability and increase shareholder value. EBITDA* (Earnings Before Interest, Taxes, Depreciation and Amortization) and ROE (Return on Equity) are on high priority for the company as its target performance indicators. In case of theme parks such as the Company, the large capital investment required to construct the park results in significant depreciation expenses and large net losses in its first few years after operation started. The Company believes EBITDA is an appropriate indicator to evaluate the financial performance of the capital-intensive industries since EBITDA is excluding the impact of the past capital investment and its financing costs. The Company's mid-term goal is to sustain a higher EBITDA than the result of FY2005 (the year ending March 31, 2006) which was 17.1 billion yen and achieve a two-digit ROE soon.

EBITDA*: We calculate EBITDA by adding the depreciation expense included in cost of revenues and selling, general and administrative expenses to operating income.

(5) Medium to Long Term Management Strategy

The future Japanese economy is predicted to recover steadily due to several factors such as healthy corporate performance, capital investment increase, improvement in employment and wage, and stable individual consumption. On the other hand, the theme park and leisure industry has experienced upward trend in revenue reflecting success in attendance through thorough marketing, clear positioning and brand strategy although scale of sales in the entire market has not expanded. In a long-term prospect, the market scale of this industry will be shrinking due to depopulation, falling birthrate and demographic aging. In a medium-term prospect, however, leisure related expenditures reflecting the recovery of domestic economy is expected to increase as well as in-bound visitors through Visit Japan Campaign hosted by the government. Hence, polarization of corporate performances is anticipated to progress further.

Amidst such situations, the Company will aim for steady growth and improvement in shareholder value by executing the medium-term strategies for the issues facing the Company as follows.

a. Issues to be addressed

- Continuous attendance increase and strengthening of basis for business growth
- Establish highly-profitable and healthy financial standing
- Strengthen corporate governance and managerial abilities

b. Medium-term strategies

- Target women and families as core, provide guest experiences that exceed all expectations to create emotional connection between the theme park and guests and lead high frequency of visitation.
- Improve ratio of repeat visitation from Kansai and Kansai surrounding area, and raise recognition of the park in Kanto and overseas to drive attendance.
- Develop market research and continuously invest in new attractions and programs that appeal for the core targets
- Enhance product services to respond to consumption trend and increase of repeat visitation, increase per cap.
- Promote efficiency in business processes and operation cost reduction to improve profitability.
- As for capital investment strategy, pursue efficient investments with high return as top priority
- Maximize free cash flow and decrease dependence on loans to improve the financial standing.
- Strengthen the management and review the management control system to raise transparency and health of management, clarify accountability and improve decision-making procedure.

c. Specific approaches

- FY2006 is the year to promote full-scale marketing and sales strategies themed on the 5th anniversary celebration. With "Stories are reborn here" as theme, new attractions and various events are enhanced according to the brand positioning. A new attraction, "Peter Pan's Neverland", was opened in April, and in July, the Western Area was fully renovated as the "Land of Oz" and the musical show "Wicked" began.

- The Company believes those approaches increase repeat visitation from Kansai and Kansai surrounding area as well as attendance from Kanto and other areas of the country. To improve in-bound sales, the Company is focusing on raising recognition of the theme park in overseas through strengthening sales activities in Korea, Taiwan and Hong-Kong offices, and increasing attendance from Asian countries in cooperation with travel agencies and transportation.

- To increase sales and per cap, various services that provide guests more delightful stay in the park are developed, and development in products and food menu linked to new attractions and shows are promoted. Specifically, the Company is focusing its efforts on developing products, food menu and services that fulfill the needs of repeat guests.

- To improve cost efficiency, the Company implements various measures; review of business processes, labor cost reduction through optimal staffing, consolidation and review of business partners, and improvement of product development process. Improvement in sales and cost structure through executing those measures is delivering more profits.

- To improve the financial standing, further decrease of dependence on loans is addressed.

- The Broad of Directors are evaluating monthly performance, receive report on performance and tasks by the departments and approve plans in order to enhance governance. Reviewing the number and structure of the board of directors (from six of full-time directors, eleven of part-time directors as of end of March 31, 2006 to six of full-time directors, five of part-time directors, which was approved at shareholders' meeting in June

2006), the Board was developed to be an organization that makes prompt and swift decisions on strategies in order to increase shareholder value.

- A new human resources system was introduced starting FY2006. With the new grade system based on the size of job and responsibility as its core, the systems of evaluation, compensation, human resource development and staffing are organically linked each other. The Company is addressing to create a corporate culture that provides job satisfaction for all employees in parallel with strengthening managerial abilities and increasing opportunities to develop their own skills.

(6) Matters Relating to the Parent Company

1. Name of parent company
2. Position of the listed company in the corporate group of the parent company, and other relationships between the listed company and its parent company
3. Matters Relating to transactions with the parent company

(7) Other critical issues on management

Not applicable

3 . Financial Results and Financial Position

(1) Business Performance

①Interim Accounting Period Summary

During the interim accounting period (April 1- September 30, 2006), the Japanese economy continued a steady recovery with several positive factors such as capital investment increase backed by healthy corporate performance, and individual spending uptrend reflecting improvement in employment and wage.

As represented with lifting of the zero interest policy implemented by the Bank of Japan, it has been broadly recognized that the Japanese economy has been recovering. The economic prospect is expected to continue expanding since a virtuous circle of production, income and spending is working well.

Out theme park celebrated its 5th anniversary on March 31, 2006. During this fiscal year, the Company has focused its efforts on promoting the 5th anniversary. With "Stories are reborn here." as theme, new attractions consistent with the brand positioning have been introduced, and several events have been enhanced to drive attendance.

In March 2006, Happy Harmony Celebration 5th Anniversary Special, a parade show, kicked off the anniversary year, and series of 5th anniversary attractions have been introduced. On April 20, Peter Pan's Neverland, a new lagoon show, was open. On July 12, Wicked, a theme park adaptation of the blockbuster Broadway musical, and Toto & Friends, an entertaining animal show for children, launched the performance in the Land of Oz, a new area themed Wizard of Oz.

Universal Wonder Halloween was held for 55 days starting September 7, and a new seasonal show, "Sorciere" (that means a witch in French) was presented.

During the interim accounting period, as a result, the Company recorded attendance of 3,963,000, Sales of 35,297 million yen, Operating Income of 3,300 million yen, Ordinary Profits of 2,387 million yen, Interim Net Profits of 1,398million yen. The Company accounted for the interim net profits in first half of the year for the first time since its first year.

②Profit and Loss Analysis

(Net Sales)

Net Sales reached 35,297 million yen. Although the extreme heat had an adverse effect, it ended in favorable result. This is primarily due to the increase in sales per visitor resulting from an increase of attendance from suburb Kansai and Kanto area, ticket price raised on July and favorable results of booklet sales.

(Operating Income)

Cost of sales was 27,355million yen.

It was largely the result of our focus on improving the cost efficiency by achieving a net decrease in costs by handling some operations within the company and cutting consignment expenses paid to external agencies, improving cost percentage by reducing the range of offered merchandise and food/drink menu items and consolidating supplies, as well as the depreciation reduction of the fixed assets, such as show sets, due to its useful life passing.

Selling general and administrative expenses were 4,640 million yen.

This was resulted from decreasing in the depreciation of the fixed assets, such as soft wares, as well as reducing in costs of Information System's operation and maintenance control by handling some operations within the company and cutting consignment expenses paid to external agencies.
As a result, Operating Income reached 3.300 million yen.

(Ordinary income)
Other income reached 425 million yen, resulting from gain on devaluation of derivatives and exchange gain.
Other expenses were 1,338 million yen due to 1,280 million yen recorded as interest expense.
As a result, Ordinary profit was 2,387 million yen.

(Net Income for the six months ended September, 2006)
For extraordinary loss, 344 million yen in loss on disposal of fixed assets from the old Western Area was declared, resulting from the construction of the Land of Oz, and as for refinancing costs, 641 million yen resulting from finance restructuring.
As a result, net income in the half-year reached 1,398 million yen.

③ Forecast for the next fiscal year (Millions of yen)

	FY2006 Projection	Actual result of Previous year	Increase (Decrease)	Variance(%)
Net Sales	69,200	68,267	932	+1.4
Ordinary Income(loss)	2,000	(582)	2,582	-
Net Income(loss)	660	(4,634)	5,294	-

(2) Financial Condition

Assets, Liabilities and Shareholder's Equity

(Assets)

Total assets at the end of the half-year were 123,167 million yen.

Current assets reached 17,450 million yen (minus 14,459 million yen from the previous year), because of a decrease of cash on hand and in banks by 14,117 million yen due to scheduled payments on long-term loans.

Fixed assets were 105,701 million yen (minus 5,202 million yen from the previous year), reflecting continued depreciation of theme park assets.

(Liabilities)

Total liabilities in the half-year were 93,093 million yen.

Current liabilities totaled 19,694 million yen (minus 11,723 million yen from the previous year), reflecting current portion of long-term loans after review of financial condition and proceeds from marketing partnership contracts, which was reported as advances received in the previous year. Fixed liabilities were 73,398 million yen, (minus 9,342 million yen from the previous year), reflecting decrease in long-term loans after refinancing.

(Net assets)

Total shareholder's equity at the end of the half-year reached 30,073 million yen.

Pursuant to the resolution of the reduction of capital and capital reserve at Extraordinary Shareholders' Meeting held on September, 2006, we reduced the company's capital by 26,825 million yen, the capital reserve by 12,500 million yen and reported 3,000 million yen of other capital retained earnings along with the company's policies by eliminating the capital deficiency.

As a result, retained earnings were 1,398 million yen after reporting net income in the half-year period.

(2) Cash Flow Results

Cash and cash equivalents totaled at the end of the half-year were 13,014 million yen (minus 14,117 million yen from the previous year). Cash earned from operating activities was 4,174 million yen, cash spent for investing activities was 2,147 million yen and cash spent by financing activities was 16,232 million yen.

Cash flow results by activity in the fiscal year are as follows:

(Cash flow from operating activities)

Cash flow from operating activities in the half-year totaled 4,174 million yen. This decrease was primarily resulted from recording the amount of 6,980 million yen from depreciation and the amount of 1,401 million yen from the interim net income before tax, as well as the reduction by 4,223 million yen of advances received resulting from partnership fee and annual pass sales.

(Cash flow from investing activities)

Cash flow from investing activities in the half-year totaled 2,147 million yen.

This was primarily due to acquisition of the tangible fixed assets by investing new attractions and new area, "the Land of Oz" with amount of 2,160 million yen.

(Cash flow from financing activities)

Cash flow from financing activities in the half-year totaled 16,232 million yen.

This was primarily due to repayment for long-tem loans through refinancing syndicated loans as well as new refinance amount of 49,400 million yen.

Trends in the cash flow indicators of the Company are as follows:

	Year ended March 2005	Year ended March 2006	Half-year ended September, 2006
Shareholder's equity ratio (%)	5.5	20.1	24.4
Market value based shareholder's equity ratio (%)	-	-	-
Redemption of debt (years)	7.4	8.4	8.8
Interest Coverage Ratio (times)	4.8	2.6	2.6

(Notes) 1. Each indicator is calculated as follows:

Shareholder's equity ratio on market value basis: Total market value of stock / total assets

Redemption of debt: Interest-bearing debt / operating cash flow

(For the six-months period ended September, 2006, the amount in cash flow from operating activities is doubled in order to convert to one-year base.

Interest coverage ratio: Operating cash flow / interest payments

*1. Interest bearing debt includes all debt listed on the balance sheet (the balance sheet of the six-months ended September, 2006) for which interest is being paid.

*2.The figures for operating cash flow and interest payments utilize the "Cash flows from Operating Activities (Cash flows from Operating Activities of the six-months ended September, 2006" and "Interest paid" shown in the cash flow statement.

2. Market value based shareholder's equity is not provided here since the Company's stocks are unlisted.

4. Risk Factors on Business

A. Risks Related to Our Business
(1) Attendance
(2) Sales per visitor
(3) Partnership
(4) Key distribution channels for pass sales
(5) Single location
(6) Our facilities and services
(7) The brand image

B. Business Results and Financial Position
(1)Fluctuation of operating results
(2)Net Loss and Undisposed deficit at the end of the fiscal current year
(3)Fiscal year 2006
(4)Seasonal fluctuation of business results
(5)Labor cost and Outsourcing expense
(6)Variance of attendance forecast and actual
(7)Insurance
(8)Corporation income tax
(9)Tangible Fixed Assets
(10)Interest bearing debt

C. Board member
(1)Reliance on specific executive
(2)Director's remuneration
(3)Company housing

D. Contracted employee

E. External environment factors
(1)Fluctuation of Japanese economy
(2)Decrease of Japanese population
(3)Economic slump and low population growth in Kansai area
(4)Decrease of visitors from oversea
(5)Derangement of transportation
(6)The change of consumer's leisure trends
(7)Influence by the weather
(8)Natural disaster
(9)Risk of fluctuation in foreign currency exchange

F. Competition in the Entertainment /Leisure business

G. Accident in the other theme parks

H. Commercial Land
(1)Use of commercial land
(2)Land owned by Osaka City
(3)Reserved land
(4)Land rent from others
(5)Land sinkage, land uplift
(6)Risk of damages remedy resulting from ground pollution

I. Influence from neighborhood facilities

J. Intellectual property

K. Regulation

L. Risk of Litigation

M. Relationship with Universal Group

(1)General outline of Universal Group

(2)License Agreement

(3)Relationship with Universal Personnel

(4)Business relationship

(5)Shareholding policy

N. Relationship with stockholders

(1)Relationship with Osaka city

(2)Relationship with Goldman Sachs Group Inc

(3)Relationship with Development Bank of Japan

(4)Sale of stock by existing shareholders

O. Loss of personal data

P. Risk of dilute stock value resulting from exercise the right of Stock Option

Q. Dividends

5. Financial Statements – The First Half of the Current Fiscal Year

(1) Balance Sheets

(Millions of yen)

Category	Note	For the interim term (From April 1, 2006 To September 30, 2006) Amount		%	Previous Fiscal Year (From April 1, 2005 To March 31, 2006) Amount		%
(Assets)							
I. Current Assets							
1. Cash on hand /in banks	※2	13,014			27,131		
2. Accounts Receivable, Trade		1,240			1,844		
3. Inventories		2,148			1,925		
4. Other current assets		1,048			1,011		
Allowance for bad debt		△1			△3		
Total current assets			17,450	14.2		31,910	22.4
II Fixed Assets							
1. Tangible fixed assets	※1						
(1) Buildings	※2	53,938			55,125		
(2) Structures	※2	18,886			19,008		
(3) Machinery and equipment	※2	23,266			26,348		
(4) Other	※2	6,880			7,397		
Total tangible fixed assets		102,972			107,881		
2. Intangible fixed assets		562			687		
3. Investments and other assets		2,166			2,334		
Total fixed assets			105,701	85.8		110,903	77.6
III Deferred Assets			15	0.0		20	0.0
Total Assets			123,167	100.0		142,833	100.0

(Millions of yen)

		For the interim term (From April 1, 2006 To September 30, 2006)			Previous Fiscal Year (From April 1, 2005 To March 31, 2006		
Category	Note	Amount		(%)	Amount		(%)
(Liabilities)							
Ⅰ. Current liabilities							
1.Accounts payable, trade		1,012			1,057		
2. Current portion of long-term loans	※2	1,750			7,900		
3. Deffered revenue		10,185			14,408		
4. Reserve for bonuses		422			556		
5. Other current liabilities	※4	6,324			7,495		
Total current liabilities			19,694	16.0		31,417	22.0
Ⅱ Fixed liabilities							
1. Long-term loans payable	※2	70,650			79,700		
2.Reserve for directors' retirement allowances		–			42		
3.. Reserve for retirement benefits plan		741			753		
4.Other fixed liabilities		2,007			2,246		
Total fixed liabilities			73,398	59.6		82,741	57.9
Total Liabilities			93,093	75.6		114,159	79.9
(Shareholder's equity)							
Ⅰ Capital stock			–	–		52,500	36.8
Ⅱ. Capital reserve							
1. Capital reserve		–			12,500		
Total capital reserve			–	–		12,500	8.7
Ⅱ. Retained earnings							
1. Undisposed deficit at the end of the fiscal year		–			36,325		
Total retained earnings			–	–		△36,325	△25.4
Total shareholder's equity			–	–		28,674	20.1
Total Liabilities and Shareholder's equity			–	–		142,833	100.0

(Millions of yen)

Category	Note	For the interim term (From April 1, 2006 To September 30, 2006) Amount		(%)	Previous Fiscal Year (From April 1, 2005 To March 31, 2006) Amount		(%)
(Net Assets)							
I Shareholder's equity							
1 Capital stock			25,674	20.8		–	–
2. Capital reserve							
1. Capital reserve		3,000			–		
Total capital reserve			3,000	2.4		–	–
3. Retained earnings							
Retained earnings		1,398			–		
Total retained earnings			1,398	1.2		–	–
Total shareholder's equity			30,114	24.4		–	–
Total Net asseet			30,114	24.4		–	–
Total Liabilities and Net assets			123,167	100.0		–	–

(2) Interim Profit and Loss Statement (Amounts in millions)

		For the interim term (From April 1, 2006 To September 30, 2006)			Previous Fiscal Year (From April 1, 2005 To March 31, 2006)		
Category	Note	Amount		(%)	Amount		(%)
I Sales			35,297	100.0		68,267	100.0
II Cost of sales			27,355	77.5		56,303	82.5
Gross Margin			7,941	22.5		11,964	17.5
III Selling, General and Administrative expenses			4,640	13.1		10,470	15.3
Operating income			3,300	9.4		1,494	2.2
IV Other income	※1		425	1.2		683	1.0
V Other expenses	※2		1,338	3.8		2,759	4.1
Ordinary Income(loss)			2,387	6.8		(582)	(0.9)
VI Extraordinary Loss	※3		985	2.8		4,046	5.9
Income(loss) before income taxes			1,401	4.0		(4,628)	(6.8)
Income Taxes			2	0.0		5	0.0
Net income(loss)			1,398	4.0		(4,634)	(6.8)
Accumulated deficit at the beginning of the year			—			31,691	
Undisposed accumulated deficit at the end of the year			—			36,325	

(3) Fluctuation of Shareholder's Equity

The First Half of the current fiscal Year (From April 1, 2006 to September 30, 2006) (Amounts in millions)

	Shareholder's equity					Total Net Assets
	Capital stock	Capital Surplus		Retained earnings	Total Share-holder's Equity	
		Capital Reserve	Other Capital Reserve	Other Retained Earnings Deferred Retained Earnings		
Ending Balance As of March 31, 2006	52,500	12,500	–	(36,325)	28,674	28,674
Changes in the half year						
The amounts of decrease in capital stock at extraordinary shareholders' meeting held on September,	(26,825)		3,000	23,825	–	–
The amounts of decrease in capital reserve at extraordinary shareholders' meeting held on September		(12,500)		12,500	–	–
Net income				1,398	1,398	1,398
Total changes in the half year	(26,825)	(12,500)	3,000	37,724	1,398	1,398
Ending Balance as of September 30,2006	25,674	–	3,000	1,398	30,073	30,073

(4) INTERIM CASH FLOWS INFORMATION (Millions of yen)

Category	Note	For the interim term (From April 1, 2006 To September 30, 2006) Amount	Previous Fiscal Year (From April 1, 2005 To March 31, 2006) Amount
I Cash flow from Operating Activities			
Income(loss) before income taxes		1,401	(4,628)
Depreciation		6,980	15,338
Amortization		161	323
Hedge losses		—	987
Increase in Allowance for bonus payable		(134)	(17)
Interest and Dividend Income		(6)	(4)
Interest expense		1,280	2,640
Gain on revaluation of derivatives		(216)	—
Foreign exchange gain		(86)	(117)
Loss on disposal of fixed assets		342	166
Refinance costs		641	2,695
Decrease in Accounts receivable, Trade		603	66
Increase/Decrease in Inventories		(222)	201
Decrease in Accounts payable, Trade		(44)	(188)
Increase/Decrease in accrued expenses		(1,225)	(2,337)
Decrease in deferred revenue		(4,223)	(965)
Others		513	(802)
Subtotal		5,766	13,358
Interest and Dividends received		7	2
Interest paid		(1,593)	(3,722)
Taxes paid		(5)	(5)
Cash flow from Operating Activities		4,174	9,632

(Millions of yen)

Category	Note	For the interim term (From April 1, 2006 To September 30, 2006) Amount	Previous Fiscal Year (From April 1, 2005 To March 31, 2006) Amount
Ⅱ Cash flow from Investing Activities			
Increase in time deposits		(5,667)	–
Decrease in time deposits		5,667	–
Purchases of Tangible Fixed Assets		(2,160)	(1,965)
Purchases of Intangible Fixed Assets		(20)	(133)
Other Investments		34	2
Cash flow from Investing Activities		(2,147)	(2,096)
Ⅲ Cash flows from Financing Activities			
Proceeds from long-term debt issuance		49,400	65,000
Repayment of long-term debt		(64,600)	(87,575)
Refinance costs		(615)	(2,695)
Proceeds from new stock issuance		–	24,969
Principal payments on capital lease obligations		(378)	(1,115)
Repayments of deferred liabilities		–	(12)
Other		(38)	–
Cash flow from Financing Activities		(16,232)	(1,429)
Ⅳ Effect of exchange rate changes on cash and cash equivalents		86	118
Ⅴ Net decrease in Cash and Cash Equivalents		(14,117)	6,225
Ⅵ Cash and Cash Equivalents at beginning of Period		27,131	20,906
Ⅶ Cash and Cash Equivalents at end of Period	※	13,014	27,131

Significant items for prepareing the interim financial statements

Item	For the interim term (From April 1, 2006 To September 30, 2006)	Previous Fiscal Year (From April 1, 2005 To March 31, 2006)
1.Assets Valuation Standard and Methods	(1) Securities Other Securities Any security items for which current market prices were not available were valued according to the moving average method on a cost basis. (2) Derivatives Derivatives were valued according to the current market price method. (3) Inventories Merchandise, Materials, Supplies Inventories were valued according to the moving average method on a cost basis.	(1)Securities Same as left (2) Derivatives Same as left (3) Inventories Same as left
2. Fixed Assets Amortization and Depreciation Methods	(1) Tangible fixed assets The tangible fixed assets were valued according to the straight line method. The Company applied the same standards as specified by the Corporate Tax Law, for the purpose of estimating the numbers of years of the remaining useful lives and determining the amounts of the outstanding values relevant to individual tangible fixed asset items. In calculating and determining the amortization or depreciation values relevant to the individual leasehold or leased asset items (items related to financing and leasing transactions, excluding those items in which ownership or title should be transferred to the respective borrower or tenant in accordance with the relevant contracts or agreements), posted as and included in the category of tangible fixed assets, the Company employed the straight line method. This method is based on an assumption that each asset item's expected useful life should correspond to the respective leasing period, at the end of which said item's outstanding value should be therefore reduced to.	(1) Tangible fixed assets Same as left

	(2) Intangible Fixed Assets The intangible fixed assets were valued according to the straight line method. For the purpose of calculating and determining the amortized or depreciated value with regard to each software item used by the Company, the Company deemed the relevant useful life as five years in accordance with the internally established useful life standard.	(2) Intangible Fixed Assets Same as left

Item	For the interim term (From April 1, 2006 To September 30, 2006)	Previous Fiscal Year (From April 1, 2005 To March 31, 2006)
3.Standard for Calculating and Determining Amount of Provisions	(1) Provisions for Bad Debts In preparations for any bad debt loss, the Company applied its loss loan ratio for calculating and determining the appropriate amount necessary for provisioning with respect to the outstanding general debts and loans. In addition, the Company examined and assessed the extent of recoverability with regard to each of the bankruptcy claims and other specific debt and loan items, subsequently determining the relevant irrecoverable or unrealizable value for provisioning. (2) Provisions for Bonus Payable In preparations for the bonuses planned to be paid to its employees, the Company estimated the relevant payment amount and determined the amount of a portion thereof that should have accrued during the first half of FY2006, to be dealt with in the corresponding accounting process.	(1) Provisions for Bad Debts Same as left (2) Provisions for Bonus Payable In preparations for the bonuses planned to be paid to its employees, the Company estimated the relevant payment amount and determined the amount of a portion thereof that should have accrued during the fiscal year, to be dealt with in the corresponding accounting proces

	(3) Reserve for Retirement Benefits Plan In preparations for the retirement benefits to be paid for retired employees in the future, the Company estimated the relevant payment amount by referring to the data and information pertaining to the retirement benefit liabilities, calculated and determined at the end of the previous fiscal year. Based on such estimation, the Company provisioned for a portion thereof that may have accrued during the first half of FY2006 and should be dealt with in the corresponding accounting process. If any discrepancy is discovered between the actual payment amount of retirement benefits and the payment amount estimated as a result of actuarial calculations, it is the Company's basic policy to post and process said discrepancy in full amount and include the respective amount in the expenses for the fiscal year during which said discrepancy occurred.	(3) Reserve for Retirement Benefits Plan In preparations for the retirement benefits to be paid for retired employees in the future, the Company estimated the relevant payment amount by referring to the data and information pertaining to the retirement benefit liabilities, calculated and determined at the end of the previous fiscal year. Based on such estimation, the Company provisioned for a portion thereof that may have accrued during the fiscal year and should be dealt with in the corresponding accounting process. If any discrepancy is discovered between the actual payment amount of retirement benefits and the payment amount estimated as a result of actuarial calculations, it is the Company's basic policy to post and process said discrepancy in full amount and include the respective amount in the expenses for the fiscal year during which said discrepancy occurred.

Item	For the interim term (From April 1, 2006 To September 30, 2006)	Previous Fiscal Year (From April 1, 2005 To March 31, 2006)
	(4) Reserve for Directors' Retirement Allowances The company determined to abolish its retirement benefit system for director and auditing officer. This bill has approved by the annual shareholders' meeting held on June 28.2006. Herewith Reserve for Directors' Retirement Allowances was totally reversed and outstanding allowance of 23 million yen was recorded in the section of Fixed liabilities as other fixed liabilities	(4) Reserve for Directors' Retirement Allowances In preparations for the payment of retirement allowances for the Company directors, the Company estimated the relevant payment amount and posted a portion that should correspond to the payment due to be implemented at the end of the fiscal year in accordance with the related internal rules and regulations
4. Accounting Process Applied to Leasing Transactions	With regard to all financing and leasing transactions, excluding those in which the ownership or title of the leased or leasehold properties should be transferred to the respective borrowers or tenants in accordance with the relevant contracts or agreements, the Company carried out the same accounting process as is commonly applied to the ordinary sale and purchase transactions.	Same as left
5. Method and Other Details of Hedge Accounting	(1) Hedge Accounting Method The Company employed the deferred hedge accounting method. (2) Hedging Instruments and Items being Hedged Hedging instruments: foreign exchange forward contracts, coupon swap contracts and interest swap contracts Items being hedged: Liabilities in foreign currencies, future trades based on foreign currencies, borrowed money (3) Policy for hedging risks In accordance with the related internal control and management regulations, it is the Company's basic policy to employ hedging instruments for the purpose of minimizing risks attributable to any fluctuation that may occur in the interest rates and foreign exchange rates in the markets; the Company neither does nor will employ such hedging instruments with a view to carrying out speculative investments.	(1) Hedge Accounting Method Same as left (2) Hedging Instruments and Items being Hedged Hedging instruments: ··· foreign exchange forward contracts, coupon swap contracts and interest swap contracts Items being hedged: ··· Liabilities in foreign currencies, future trades based on foreign currencies, borrowed money (3) Policy for hedging risks Same as left

Item	For the interim term (From April 1, 2006 To September 30, 2006)	Previous Fiscal Year (From April 1, 2005 To March 31, 2006)
	(4) Method of Assessing the Effects of Hedge Accounting The Company assessed the effects of hedge accounting as a result of comparing and analyzing any fluctuation recorded by specific types of figures during the period starting from the dates of commencement of hedge transactions until the date(s) prearranged for the assessment of the effects of said hedge transactions. Such specific types of figures were either the combination of the market values of the items being hedged and the Company's cash flow or that of the market values of the employed hedge instruments and the Company's cash flow.	(4) Method of Assessing the Effects of Hedge Accounting The Company assessed the effects of hedge accounting as a result of comparing and analyzing any fluctuation recorded by specific types of figures during the period starting from the dates of commencement of hedge transactions until the date(s) prearranged for the assessment of the effects of said hedge transactions. Such specific types of figures were either the combination of the market values of the items being hedged and the Company's cash flow or that of the market values of the employed hedge instruments and the Company's cash flow. The accounting process for fiscal 2005 resulted in posting and including a "loss due to the end of hedge accounting transactions" in the extraordinary losses. This represents the last stage of the hedge accounting process applied to a particular interest swap contract. Said interest swap contract had been employed as a hedging instrument for the borrowed money. When said borrowed money was repaid, said interest swap contract was terminated accordingly.
6. Fund Account Items Covered in the Cash Flow Statements Produced for First Quarter	The fund account items covered in the cash flow statements produced for the first quarter consist of cash on hand and deposits which the Company can withdraw at any time, together with short-term investments which involve slim risks of the relevant value changes, and whose redemption dates have been set within three months following the investment commencement dates.	Same as left
7. Other Significant Facts and Information as Basis of Production of the Financial Statements for the First Quarter	Accounting Process of Consumption and Other Taxes The financial statements were produced based on the before-tax prices and the values excluding corresponding tax portions.	Accounting Process of Consumption and Other Taxes Same as left

Changes of basic and significant items for preparing interim financial statements

For the interim term (From April 1, 2006 To September 30, 2006)	Previous Fiscal Year (From April 1, 2005 To March 31, 2006)
(Accounting for deferred assets) In the six months ended September 30, 2006, the Company adopted the new accounting standards fo r deferred assets (Practical Solution No.19, issued b y the Accounting Standards Board of Japan on Aug ust 11, 2006). This change had no impact on net income or share holders' equity. (Presentation of net assets in the balance sheet) In the six months ended September 30, 2006, the Company adopted the new accounting standard for presentation of net assets in the balance sheet and its implementation guidance (Corporate Accounting Standard No.5, and Implementation Guidance No. 8 issued by the Accounting Standards Board of Japan on December 9, 2005) The amount that is equivalent to the total amount of conventional shareholder's equities was ¥30,114 million. Due to revisions to the rules for interim financial s tatements and other reports, the Company complete d the section of net assets in the balance sheet for six months ended September 30, 2006 in accordanc e with the revised rules for interim financial stateme nts and other reports. (Accounting for stock options) In the six months ended September 30, 2006, the Company adopted the new accounting standard for stock options (Corporate Accounting Standard No.8, issued by the Accounting Standards Board of Japan on December 27, 2005) and the implementation guidance for the accounting standard for stock options (the Financial Accounting Implementation Guidance No.11 issued by the Accounting Standards Board of Japan on December 27, 2005). This change had no impact on net income or shar eholders' equity.	(Accounting Standard Applicable to Loss and Damage of Fixed Assets) In fiscal 2005, the Company began applying and complying with the Accounting Standard Applicable to Loss and Damage of Fixed Assets (Recommendations for Establishment of Accounting Standard Applicable to Loss and Damage of Fixed Assets, issued August 9, 2002 by the Business Accounting Council) as well as the Basic Policy for Application of the Accounting Standard Relevant to Loss and Damage of Fixed Assets (Basic Policy for Application of Corporate Accounting Standard No.6, issued on October 31, 2003 by the Business Accounting Standard Committee). As a result of such application, however, there was no effect brought about to the Company's profit or loss disclosed in the financial statements.

Remarks (Interim Balance Sheet)

(Millions of yen)

For the interim term (From April 1, 2006 To September 30, 2006)		Previous Fiscal Year (From April 1, 2005 To March 31, 2006)	
※ 1 .Depreciation of Tangible Fixed Assets	77,874	※1. Depreciation of Tangible Fixed Assets	71,384
※ 2 . Collateral Assets		※2.Collateral Assets	
(1) Collateral Assets		(1) Collateral Assets	
Cash on hand/in banks	2,451	Cash on hand/in banks	21,369
Buildings	53,938	Buildings	55,125
Structures	18,886	Structures	19,008
Machinery and equipment	22,753	Machinery and equipment	26,095
Others	4,121	Others	5,382
Total	102,150	Total	126,981
The followings are the asset items encumbered through security liens or pledges in accordance with the Tourism Facility Foundation Pledge Law.		The followings are the asset items encumbered through security liens or pledges in accordance with the Tourism Facility Foundation Pledge Law.	
Buildings	53,938	Buildings	55,125
(2) Liabilities		(2) Liabilities	
Long-term loan-with maturities less than 1 year	1,750	Long-term loan-with maturities less than 1 year	7,900
Long-Term Loan	47,650	Long-Term Loan	56,700
Total	49,400	Total	64,600
3 . Loan commitment line The Company set up loan commitment line in the syndicated loan agreement aiming for efficient finance. Under this agreement, the balance of loan outstanding at the end of first half of the current fiscal year was as follows.		3 . ————	
The total commitment line	5,000		
Used commitment line	—		
Balance	5,000		
※ 4 . Accounting for consumption tax Prepaid consumption tax and suspense receipt consumption tax have been offset and included under the others in current liabilities.		※4 . ————	

(Interim Statement of Profit and Loss) (Millions of yen)

For the interim term (From April 1, 2006 To September 30, 2006)		Previous Fiscal Year (From April 1, 2005 To March 31, 2006)	
※1. Non-operating income (primary)		※1. Non-operating income (primary)	
Gain on revaluation of derivatives	216	Foreign exchange gain	479
Foreign exchange gain	111		
※2. Non-operating expenses (primary)		※2. Non-operating expenses (primary)	
Interest expense	1,280	Interest expense	2,640
※3. Extraordinary loss (primary)		※3. Extraordinary loss (primary)	
Refinance expenses		Loss on disposal of fixed assets	
Agreement fees for the syndicated loan agreement	504	Buildings	19
Work fees for the syndicated loan agreement	54	Machines and equipment	4
attorney's fee,other	83	Other fixed assets	151
Total	641	Total	175
Loss on disposal of fixed assets		Refinance expenses	
Buildings	192	Repayment charges Before due	794
Structures	34	Commissions for syndicate loans	1,063
Machines and equipment	92		
Other Tangible fixed assets	17	Attorney expenses	382
Intangible fixed assets	7		2,695
Total	344		
		Hedge losses	987
4. Depreciation		4. Depreciation	
Tangible fixed assets	6,841	Tangible fixed assets	14,773
Intangible fixed assets	138	Intangible fixed assets	564

(Interim Statement of Change in Shareholder's Equity)

The first half year of the current fiscal year (April 1, 2006 –September 30, 2006)

Type and Number of Shares Issued (thousand of shares)

	Number of shares at end of the previous year	Number of shares increased in the first half of the current fiscal year	Number of shares decreased in the first half of the current fiscal year	Number of shares at end of the first half of the current fiscal year
Shares issued				
Common Shares	1,541	–	–	1,541
Class A Preferred Shares	185	–	–	185
Total	1,726	–	–	1,726

(Interim Statement of Cash Flow)

(Millions of yen)

For the interim term (From April 1, 2006 To September 30, 2006)	Previous Fiscal Year (From April 1, 2005 To March 31, 2006)
1. Relation of cash and cash equivalent's outstanding balance at end of first half of the fiscal year Indicated in cash flow statements and data Relevant to similar Account Item disclosed on Balance Sheet (as of September 30, 2006) Cash on hand/in banks: 13,014 Cash and Cash Equivalents 13,014	*1. Relation of Cash and Cash Equivalent's Outstanding Balance at End of Fiscal Period Indicated in Cash Flow Statements and Data Relevant to Similar Account Item Disclosed on Balance Sheet (as of March 31, 2006) Cash on hand/in banks: 27,131 Cash and Cash Equivalents 27,131

(Leases)

(Securities)

(Derivatives)

(Stock option)

(Profit and Loss on Equity Method)

(Per share information)

6. Manufacturing, Orders Received and Sales

(1) Actual Amount of Manufacturing

Not applicable

(2) Orders received

Not applicable

(3) Sales

Sales break down are as follows.

(Millions of yen)

Category	For the interim term (From April 1, 2006 To September 30, 2006)	Previous Fiscal Year (From April 1, 2005 To March 31, 2006)
Operations	17,909	33,187
Merchandise	9,098	18,168
Food	5,548	10,759
Others	2,740	6,152
Total	35,297	68,267

(Notes) Amounts shown above exclude consumption taxes.

<Reference>

<Attendance> (Thousand)

Category	For the interim term (From April 1, 2006 To September 30, 2006)	Previous Fiscal Year (From April 1, 2005 To March 31, 2006)
Attendance	3,963	8,314

Exhibit A-9

Financial Results for the Third Quarter of the Fiscal Year ending March 31, 2007

RECEIVED

(Non-consolidated)

February 13, 2007

Company Name USJ Co., Ltd. 2007 MAR 19 A 11:41 (Code Number: 2142 TSE Mothers)

(URL http://www.usj.co.jp/)

Contact Glen Gumpel, Representative Director & President

Koji Iida, General Manager, Finance & Administration Division TEL(06)6465-3022

1. Notes on the quarterly financial information

① Guideline on presenting the quarterly financial statements: Interim financial statements presentation guideline

② Change in accounting principles from the previous fiscal year: None

③ Involvement of Independent Auditors

Quarterly financial statements have been reviewed by independent auditors to obtain their opinion pursuant to Tokyo Stock Exchange Guideline for Disclosure of Listed Company, Opinion on Quarterly Financial Statements.

2. Financial results for the third quarter of the fiscal year ending March 31, 2007 (April 1, 2006 - December 31, 2006)

(1) Operating Results (Fractional amounts less than one million yen are discarded.)

	Sales		Operating Income		Ordinary Income		Current Quarter Net Income	
	Millions	%	Millions	%	Millions	%	Millions	%
Third Quarter, Year ended 3/31/2007	56,140	—	7,321	—	5,988	—	4,883	—
Third Quarter, Year ended 3/31/2006	—	—	—	—	—	—	—	—
(Ref.) Year ended 3/31/2006	68,267		1,494		(582)		(4,634)	

	Net Income per Share Current Quarter	Net Income/Loss per Share(diluted)
	Yen	Yen
Third Quarter, Year ended 3/31/2007	2,555.16	—
Third Quarter Year ended 3/31/2006	—	—
(Ref.) Year ended 3/31/2006	(3,159.65)	—

(Note) Figures and percentage of changes on year-to-year basis are not presented because the financial statement for the third quarter of the preceding year was not created.

[Qualitative information regarding operation results]

The Japanese economy in this third quarter continued a gradual growth due to increased capital investment with high-level corporate performance as well as increase in production and incremental transition in individual spending power reflecting moderate wage increase. The economic prospect is expected to continue expanding since a virtuous circle of production, income and spending is working well.

At Universal Studios Japan celebrating its 5th anniversary, introduction of new attractions and enhancement of various events matching needs of women and family that are our target guests, are implemented to drive attendance with this year's theme "Stories are reborn here."

As for new attractions, Peter Pan's Neverland was open in April 2006. The Land of Oz, a new area themed around the Wizard of Oz, was open in July. Wicked, a theme park adaptation of the blockbuster Broadway musical, and Toto & Friends, an entertaining animal show for children, launched the performance in the Land. In addition, Happy Harmony Celebration 5th Anniversary Special introduced in March 2006 continued the performance.

As for seasonal events, with Universal Wonder Halloween held between September and October, Sorciere (meaning a witch in French), a new main show was performed. With Universal Wonder Christmas, White Christmas Carol, a singing show was performed in front of Universal Super Christmas Tree, the highest Christmas tree in Japan. On New Year's Eve, 5th Anniversary

Special – Universal Countdown Party 2007, a countdown event, was held to commemorate the year of 5th anniversary of the theme park.

With regard to sales tactics, advertising promotion was enhanced to draw visitors from Chubu area. Sales activities with local representatives outsourced and joint attendance plan with travel agency and government were implemented in Asian countries.

Annual Studios Pass Campaign was carried for a limited time between October 2006 and January 2007.

Those factors resulted in attendance of 6,610,000 in the third-quarter. Although heat wave in August had impact on attendance, in-bound guests from South Korea, Hong Kong etc., domestic guests from Chubu and Kanto, and Annual Pass holders increased by implementing attendance boost tactics such as introduction of new attractions and enhancement of seasonal events.

As for expenditure, the Company focused its efforts on improving cost efficiency through various measures such as reduction of outsourcing cost; improvement of labor cost efficiency, shift outsourcing work in facility maintenance and management to in-house, switch contractors, review conditions on logistics, and shift outsourced work in information system maintenance and operation to in-house.

The Company recorded extraordinary loss of 653 million yen for refinance related cost with financial reform, and of 447 million yen in loss on disposal of fixed assets from the former Western area, resulting from the construction of new area, the Land of Oz.

As the result, the Company recorded sales of 56,140 million yen, operating income of 7,321 million yen, ordinary profit of 5,988 million yen, and quarter net profits of 4,883 million yen in this third quarter.

(2) Any changes in financial conditions (Fractional amounts less than one million yen are discarded.)

	Total Assets	Net Assets	Equity Ratio	Net Assets Per Share
	Millions	Millions	%	Yen
Third Quarter, Year ended 3/31/2007	126,357	33,557	26.6	17,559. 29
Third Quarter, Year ended 3/31/2006	–	–	–	–
(Ref.) Year ended 3/31/2006	142,833	28,674	20.1	13,204. 47

(Note) The financial statements for the third quarter of the previous fiscal year was not presented. Year-on year-figures are not provided.

(3) Cash flows (Fractional amounts less than one million yen are discarded.)

	Cash flows from Operating Activities	Cash flows from Investing Activities	Cash flows from Financial Activities	Ending Balance of Cash and Cash Equivalents
	Millions	Millions	Millions	Millions
Third Quarter, Year ended 3/31/2007	9,814	(4,491)	(16,447)	16,179
Third Quarter, Year ended 3/31/2006	–	–	–	–
(Ref.) Year ended 3/31/2006	9,632	(2,096)	(1,429)	27,131

(Note) The financial statements for the third quarter of the previous fiscal year was not presented. Year-on year-figures are not provided.

[Qualitative Information regarding financial condition]

1. Financial condition

(Assets)

Total assets at the end of the third quarter were 126,357 million yen.

Current assets reached 21,620 million yen, a decrease of 10,289 million yen from the previous year because cash on hand and in banks decreased by 10,952 million yen due to repayment for long-term loans.

Fixed assets were 104,724 million yen, a decrease of 6,178 million yen from the previous year, reflecting continued depreciation of theme park assets although the Company invested to construction of the new area, the Land of Oz, and the new attraction to be open in March 2007.

(Liabilities)

Total liabilities at the end of the third quarter were 92,800 million yen.

Current liabilities totaled 21,448 million yen, a decrease of 9,969 million yen from the previous year. This is primarily due to a decrease in a current portion of the long-term debt through refinancing and a record of some partnership fees relevant to the marketing partnership agreements as revenue. Those partnership fees were recorded as advances in the previous year.

Fixed liabilities totaled 71,351 million yen, 11,389 million yen down from the previous year, reflecting a decrease of the long-term debt due to refinancing of syndicated loans.

(Net assets)

Total net assets at the end of the third quarter reached 33,557 million yen.

The reduction of capital stock and capital reserve was approved in the extraordinary shareholders' meeting held in September 2006. The capital stock and the capital reserve were cut by 12,500 million yen and 36,325 million yen respectively. Other capital surplus of 3,000 million yen was posted while deferred retained earnings of 36,325 million yen were liquidated. In addition, retained earnings reached 4,883 million yen, reflecting the third quarter net profit.

2. Cash Flow

Cash and cash equivalents were 16,179 million yen, 10,952 million yen down from the previous year. This decrease was reflecting 9,814 million yen earned from operating activities, 4,491 million yen used for investing activities, and 16,447 million yen used for financing activities.

Cash flow results by activity in the third quarter are as follows:

(Cash flow from operating activities)

Cash flow from operating activities in the third quarter totaled 9,814 million yen. That was reflecting a decrease of 4,028 million yen in advances due to a record of partnership fees and annual pass sales as revenue while the third quarter net profit before tax was 4,887 million yen and depreciation was 10,331 million yen.

(Cash flow from investing activities)

Cash flow from investing activities in the third quarter totaled 4,491 million yen. This was mainly reflecting expenses of 4,483 million yen due to acquisition of tangible fixed assets through investment to introduction of the new area, the Land of Oz, and the new attraction to be open in March 2007.

(Cash flow from financing activities)

Cash flow from financing activities in the third quarter totaled 16,447 million yen. This was primarily due to repayment of 64,600 million yen for long-term debt and raising of 49,400 million yen through refinancing syndicated loan.

3. Projection (From April 1, 2006 to March 31, 2007)

(Fractional amounts less than one million yen are discarded.)

	Sales	Ordinary Income	Net Income Current Quarter
Full Year	Millions 69,300	Millions 2,450	Millions 1,000

(Ref.) Projected net income per share (current quarter) (Full Year) 523. 26 Yen

[Qualitative information regarding the projected results]

Based on recent business performance, the financial projections for the fiscal year ending March 2007 (April 1, 2006 to March 31, 2007), are revised upward from the projections released with The Interim Financial Results for the Fiscal Year ending March 2007 as of November 10, 2006. With respect to financial results for this fiscal year, the Company estimates overall sales of 69,300 million yen, ordinary income of 2,450 million yen and net income of 1,000 million yen.

*The projections above are based on certain premises derived from information that has been available to the Company at this time. The actual performance may differ from the forecast due to various factors or future changes in business environment.

4. Dividend (Cash dividend)

	Dividend Per Share (Yen)
	Full Year
Year ended in 2006	—
Year ended in 2007/03/31 (Result)	—
Year ended in 2007/03/31 (Projected)	—

5. Financial Statements – The Third Quarter

(1) Comparative Balance Sheet

		The Third Quarter of Current Fiscal Year (Quarter ended December 31, 2006)			Previous Fiscal Year (Year ended March 31, 2006)		
Category	Notes	Amounts (million yen)		%	Amounts (million yen)		%
(ASSETS)							
I Current Assets							
1. Cash on hand/in banks	※2	16,179			27,131		
2. Accounts Receivable, Trade		2,216			1,844		
3. Merchandise		2,076			1,925		
4. Other current assets		1,149			1,011		
Allowance for bad debt		(1)			(3)		
Total current assets			21,620	17.1		31,910	22.4
II Fixed Assets							
1. Tangible fixed assets	※1						
(1) Buildings	※2	53,180			55,125		
(2) Structures	※2	18,531			19,008		
(3) Machinery and equipment	※2	21,547			26,348		
(4) Other tangible fixed assets	※2	8,863			7,397		
Total tangible fixed assets		102,122			107,881		
2. Intangible fixed assets		515			687		
3. Investments and other assets		2,086			2,334		
Total fixed assets			104,724	82.9		110,903	77.6
III Deferred Assets			12	0.0		20	0.0
Total assets			126,357	100.0		142,833	100.0

		The Third Quarter of Current Fiscal Year (Quarter ended December 31, 2006)			Previous Fiscal Year (Year ended March 31, 2006)		
Category	Notes	Amounts (million yen)		%	Amounts (million yen)		%
(LIABILITIES)							
I Current Liabilities							
1. Accounts payable, trade		1,058			1,057		
2. Current portion of long-term loans	※2	3,500			7,900		
3. Advance received		10,380			14,408		
4. Allowance for bonuses payable		379			556		
5. Other current liabilities	※4	6,130			7,495		
Total current liabilities			21,448	17.0		31,417	22.0
II Fixed Liabilities							
1. Long-term loans Payable	※2	68,900			79,700		
2. Reserve for director's retirement allowance		–			42		
3. Reserve for retirement benefits plan		773			753		
4. Other fixed liabilities		1,677			2,246		
Total fixed liabilities			71,351	56.4		82,741	57.9
Total liabilities			92,800	73.4		114,159	79.9
(SHAREHOLDER'S EQUITY)							
I Capital Stock			–	–		52,500	36.8
II Capital Surplus							
1. capital reserve		–			12,500		
Total capital surplus			–	–		12,500	8.7
III Retained Earnings							
1. Undisposed deficit at the end of the third quarter		–			36,325		
Total retained earnings			–	–		(36,325)	(25.4)
Total shareholder's equity			–	–		28,674	20.1
Total liabilities and shareholder's equity			–	–		142,833	100.0

Category	Notes	The Third Quarter of Current Fiscal Year (Quarter ended December 31, 2006)			Previous Fiscal Year (Year ended March 31, 2006)		
		Amounts (million yen)		%	Amounts (million yen)		%
(Net Assets)							
I Shareholder's Equity							
1. Capital stock			25,674	20.3		–	–
2. Capital surplus							
(1) Other capital surplus		3,000			–		
Total capital surplus			3,000	2.4		–	–
3. Retained earnings							
(1) Other retained earnings							
Deferred retained earnings		4,883			–		
Total retained earnings			4,883	3.9		–	–
Total Shareholder's equity			33,557	26.6		–	–
Total net assets			33,557	26.6		–	–
Total net assets and liabilities			126,357	100.0		–	–

(2) Summary of Profit and Loss Statement

		The Third Quarter of Current Fiscal Year (From April 1, 2006 To December 31, 2006)			Previous Fiscal Year (From April 1, 2005 To December 31, 2006		
Category	Notes	Amounts (million yen)		%	Amounts (million yen)		%
I Sales			56,140	100.0		68,267	100.0
II Cost of Sales			41,968	74.8		56,303	82.5
Gross Margin			14,171	25.2		11,964	17.5
III Selling, General and Administrative expenses			6,849	12.2		10,470	15.3
Operating Income			7,321	13.0		1,494	2.2
IV Other Income	※1		783	1.4		683	1.0
V Other Expenses	※2		2,116	3.7		2,759	4.1
Ordinary Profit or Ordinary Loss			5,988	10.7		(582)	(0.9)
VII Extraordinary Loss	※3		1,100	2.0		4,046	5.9
Net loss before taxes or Net profit before taxes			4,887	8.7		(4,628)	(6.8)
Taxes			4	0.0		5	0.0
Net loss or Net profit for the current quarter			4,883	8.7		(4,634)	(6.8)
Accumulated deficit at the beginning of the year			–			31,691	
Undisposed accumulated deficit at the end of the current quarter			–			36,325	

(3) Fluctuation of Quarterly Shareholder's Equity

The Third Quarter of the current fiscal Year (From April 1, 2006 to December 31, 2006)

(Million yen)

	Shareholder's equity					
	Capital Stock	Capital Retained Earnings: Capital Reserve	Capital Retained Earnings: Other Capital Surplus	Retained Earnings: Other Retained Earnings / Deferred Retained Earnings	Total Share-holder's Equity	Total Net Assets
Ending Balance as of March 31, 2006	52,500	12,500	—	(36,325)	28,674	28,674
Changes in the third quarter						
The amounts of decrease in capital stock at the extraordinary shareholders' meeting held on September, 2006	(26,825)		3,000	23,825	—	—
The amounts of decrease in capital reserve at the extraordinary shareholders' meeting held on September, 2006		(12,500)		12,500	—	—
Net profit in the third quarter				4,883	4,883	4,883
Total amounts of changes in the third quarter	(26,825)	(12,500)	3,000	41,208	4,883	4,883
Ending Balance as of March 31, 2006	25,674	—	3,000	4,883	33,557	33,557

(4) QUARTERLY CASH FLOWS INFORMATION

		The Third Quarter of Current Fiscal Year (From April 1, 2006 To December 31, 2006)	Previous Fiscal Year (From April 1, 2005 To March 31, 2006)
Category	Notes	Amounts (million yen)	Amounts (million yen)
I OPERATING ACTIVITIES			
Net profit before taxes or Net loss before taxes		4,887	(4,628)
Depreciation		10,331	15,338
Amortization		245	323
Hedge Losses		–	987
Decrease/increase in allowance for bonuses payable		(176)	(17)
Interest and Dividend Income		(6)	(4)
Interest Expenses		1,910	2,640
Gain/loss on re-valuation of derivatives		(470)	–
Foreign exchange gain		(170)	(117)
Loss on disposal of fixed Assets		446	166
Refinance costs		653	2,695
Decrease/increase in accounts payable, trade		(372)	66
Decrease/increase in inventories		(150)	201
Increase/decrease in accounts payable, trade		1	(188)
Decrease in other accounts payable		(1,128)	(2,337)
Decrease in deferred revenue		(4,028)	(965)
Others		(1)	(802)
SUB-TOTAL		11,968	13,358
Interest and dividends received		7	2
Interest paid		(2,156)	(3,722)
Taxes paid		(5)	(5)
TOTAL OPERATING ACTIVITIES		9,814	9,632
II INVESTING ACTIVITIES			
Payments for term deposit		(5,667)	–
Income from term deposit		5,667	–
Purchases of tangible fixed assets		(4,483)	(1,965)
Purchases of intangible fixed assets		(41)	(133)
Other investments		34	2
TOTAL INVESTING ACTIVITIES		(4,491)	(2,096)

Category	Notes	The Third Quarter of Current Fiscal Year (From April 1, 2006 To December 31, 2006) Amounts (million yen)	Previous Fiscal Year (From April 1, 2005 To March 31, 2006) Amounts (million yen)
III FINANCING ACTIVITIES			
Proceeds from long-term debt issuance		49,400	65,000
Repayment of long-term debt		(64,600)	(87,575)
Refinance costs		(647)	(2,695)
Proceeds from new stock issuance		–	24,969
Principal payments on capital lease obligations		(561)	(1,115)
Payments of deferred liabilities		–	(12)
Others		(39)	–
TOTAL FINANCING ACTIVITIES		(16,447)	(1,429)
IV Exchange effect on cash and cash equivalents		171	118
V Increase/decrease in cash and cash equivalents		(10,952)	6,225
VI Beginning cash and cash equivalents		27,131	20,906
VII Ending cash and cash equivalents	※1	16,179	27,131

(5) Notes

Significant items for preparing the quarterly financial statements

Item	Third Quarter of Current Fiscal Year (April 1, 2006 through December 31, 2006)	Previous Fiscal Year (April 1, 2005 through March 31, 2006)
1. Assets Valuation Standard and Methods	(1) Securities Other Securities Any security items for which current market prices were not available were valued according to the moving average method on a cost basis. (2) Derivatives Derivatives were valued according to the current market price method. (3) Inventories Merchandise, Materials, Supplies Inventories were valued according to the moving average method on a cost basis.	(1) Securities Other Securities Any security items for which current market prices were not available Same as left (2) Derivatives Same as left (3) Inventories Merchandise, Materials, Supplies Same as left
2. Fixed Assets Amortization and Depreciation Methods	(1) Tangible fixed assets The tangible fixed assets were valued according to the straight line method. The Company applied the same standards as specified by the Corporate Tax Law, for the purpose of estimating the numbers of years of the remaining useful lives and determining the amounts of the outstanding values relevant to individual tangible fixed asset items. In calculating and determining the amortization or depreciation values relevant to the individual leasehold or leased asset items (items related to financing and leasing transactions, excluding those items in which ownership or title should be transferred to the respective borrower or tenant in accordance with the relevant contracts or agreements), posted as and included in the category of tangible fixed assets, the Company employed the straight line method. This method is based on an assumption that each asset item's expected useful life should correspond to the respective leasing period, at the end of which said item's outstanding value should be therefore reduced to nil. (2) Intangible Fixed Assets The intangible fixed assets were valued according to the straight line method. For the purpose of calculating and determining the amortized or depreciated value with regard to each software item used by the Company, the Company deemed the relevant useful life as five years in accordance with the internally established useful life standard.	(1) Tangible fixed assets Same as left (2) Intangible fixed Assets Same as left
3. Standard for Calculating and Determining Amount of Provisions	(1) Provisions for Bad Debts In preparations for any bad debt loss, the Company applied its loss loan ratio for calculating and determining the appropriate amount necessary for provisioning with respect to the outstanding general debts and loans. In addition, the Company examined and assessed the extent of recoverability with regard to each of the bankruptcy claims and other specific debt and loan items, subsequently determining the relevant irrecoverable or unrealizable value for provisioning. (2) Provisions for Bonus Payable In preparations for the bonuses planned to be paid to its employees, the Company estimated the relevant payment amount and determined the amount of a portion thereof that should have accrued during the third quarter of fiscal 2006, to be dealt with in the corresponding accounting process.	(1) Provisions for Bad Debts Same as left (2) Provisions for Bonus Payable In preparations for the bonuses planned to be paid to its employees, the Company estimated the relevant payment amount and determined the amount of a portion thereof that should have accrued during the fiscal year, to be dealt with in the corresponding accounting process.

Item	Third Quarter of Current Fiscal Year (April 1, 2006 through December 31, 2006)	Previous Fiscal Year (April 1, 2005 through March 31, 2006)
	(3) Reserve for Retirement Benefits Plan In preparations for the retirement benefits to be paid for retired employees in the future, the Company estimated the relevant payment amount by referring to the data and information pertaining to the retirement benefit liabilities, calculated and determined at the end of the previous fiscal year. Based on such estimation, the Company provisioned for a portion thereof that may have accrued during the third quarter of FY2006 and should be dealt with in the corresponding accounting process. If any discrepancy is discovered between the actual payment amount of retirement benefits and the payment amount estimated as a result of actuarial calculations, it is the Company's basic policy to post and process said discrepancy in full amount and include the respective amount in the expenses for the fiscal year during which said discrepancy occurred. (4) Reserve for Directors' Retirement Allowances The Company determined to abolish its retirement benefit system for director and auditing officer. This bill has approved by the annual shareholders' meeting held on June 28, 2006. Herewith Reserve for Directors' Retirement Allowances was totally reversed and outstanding allowance of 23 million yen was recorded in the section of Fixed liabilities as other fixed liabilities.	(3) Reserve for Retirement Benefits Plan In preparations for the retirement benefits to be paid for retired employees in the future, the Company estimated the relevant payment amount by referring to the data and information pertaining to the retirement benefit liabilities, calculated and determined at the end of the previous fiscal year. Based on such estimation, the Company provisioned for a portion thereof that may have accrued during the fiscal year and should be dealt with in the corresponding accounting process. If any discrepancy is discovered between the actual payment amount of retirement benefits and the payment amount estimated as a result of actuarial calculations, it is the Company's basic policy to post and process said discrepancy in full amount and include the respective amount in the expenses for the fiscal year during which said discrepancy occurred. (4) Reserve for Directors' Retirement Allowances In preparations for the payment of retirement allowances for the Company directors, the Company estimated the relevant payment amount and posted a portion that should correspond to the payment due to be implemented at the end of the fiscal year in accordance with the related internal rules and regulations.
4. Accounting Process Applied to Leasing Transactions	With regard to all financing and leasing transactions, excluding those in which the ownership or title of the leased or leasehold properties should be transferred to the respective borrowers or tenants in accordance with the relevant contracts or agreements, the Company carried out the same accounting process as is commonly applied to the ordinary sale and purchase transactions.	Same as left
5. Method and Other Details of Hedge Accounting	(1) Hedge Accounting Method The Company employed the deferred hedge accounting method. (2) Hedging Instruments and Items being Hedged Hedging instruments: foreign exchange forward contracts, coupon swap contracts and interest swap contracts Items being hedged: Liabilities in foreign currencies, future trades based on foreign currencies, borrowed money (3) Policy for hedging risks In accordance with the related internal control and management regulations, it is the Company's basic policy to employ hedging instruments for the purpose of minimizing risks attributable to any fluctuation that may occur in the interest rates and foreign exchange rates in the markets; the Company neither does nor will employ such hedging instruments with a view to carrying out speculative investments.	(1) Hedge Accounting Method Same as left (2) Hedging Instruments and Items being Hedged Hedging instruments: foreign exchange forward contracts, currency option contracts, coupon swap contracts and interest swap contracts Items being hedged: same as left (3) Policy for hedging risks Same as left

Item	Third Quarter of Current Fiscal Year (April 1, 2006 through December 31, 2006)	Previous Fiscal Year (April 1, 2005 through March 31, 2006)
	(4) Method of Assessing the Effects of Hedge Accounting The Company assessed the effects of hedge accounting as a result of comparing and analyzing any fluctuation recorded by specific types of figures during the period starting from the dates of commencement of hedge transactions until the date(s) prearranged for the assessment of the effects of said hedge transactions. Such specific types of figures were either the combination of the market values of the items being hedged and the Company's cash flow or that of the market values of the employed hedge instruments and the Company's cash flow. There is no derivative transaction of hedge accounting, applied in the third quarter of current fiscal year.	(4) Method of Assessing the Effects of Hedge Accounting The Company assessed the effects of hedge accounting as a result of comparing and analyzing any fluctuation recorded by specific types of figures during the period starting from the dates of commencement of hedge transactions until the date(s) prearranged for the assessment of the effects of said hedge transactions. Such specific types of figures were either the combination of the market values of the items being hedged and the Company's cash flow or that of the market values of the employed hedge instruments and the Company's cash flow. The accounting process for fiscal 2005 resulted in posting and including a "loss due to the end of hedge accounting transactions" in the extraordinary losses. This represents the last stage of the hedge accounting process applied to a particular interest swap contract. Said interest swap contract had been employed as a hedging instrument for the borrowed money. When said borrowed money was repaid, said interest swap contract was terminated accordingly.
6. Fund Account Items Covered in the Cash Flow Statements Produced for Quarter Term	The fund account items covered in the cash flow statements produced for quarter term consist of cash on hand and deposits which the Company can withdraw at any time, together with short-term investments which involve slim risks of the relevant value changes, and whose redemption dates have been set within three months following the investment commencement dates.	Same as left
7. Other Significant Facts and Information as Basis of Production of the Financial Statements for Quarter Term	Accounting Process of Consumption and Other Taxes The financial statements were produced based on the before-tax prices and the values excluding corresponding tax portions.	Accounting Process of Consumption and Other Taxes Same as left

Changes of basic and significant items for preparing the quarterly financial statements

Third Quarter of Current Fiscal Year (April 1, 2006 through December 31, 2006)	Previous Fiscal Year (April 1, 2005 through March 31, 2006)
―――――	(Accounting Standard Applicable to Loss and Damage of Fixed Assets) In fiscal 2005, the Company began applying and complying with the Accounting Standard Applicable to Loss and Damage of Fixed Assets (Recommendations for Establishment of Accounting Standard Applicable to Loss and Damage of Fixed Assets, issued August 9, 2002 by the Business Accounting Council) as well as the Basic Policy for Application of the Accounting Standard Relevant to Loss and Damage of Fixed Assets (Basic Policy for Application of Corporate Accounting Standard No.6, issued on October 31, 2003 by the Business Accounting Standard Committee). As a result of such application, however, there was no effect brought about to the Company's profit or loss disclosed in the financial statements.
(Accounting for Deffered Assets) In the third quarter of fiscal 2006, the Company began adopting the new accounting standards for dererred assets (Practiacal Solution No.19, issued by the Accounting Standards Board of Japan on August 11, 2006). As a result of such application, however, there was no effect brought about to the Company's profit or loss disclosed in the financila statements.	―――――
(Accounting Standard Applicable to the Data and Information Pertaining to Net Assets Indicated on Balance Sheets) In the third quarter of fiscal 2006, the Company began adopting and complying with the Accounting Standard Applicable to the Data and Information Pertaining to Net Assets Indicated on Balance Sheets (Corporate Accounting Standard No. 5, issued on December 9, 2005) and the Basic Policies for Application of the Accounting Standard and Other Criteria Relevant to Net Assets Indicated on Balance Sheets (Basic Policy for Application of Corporate Accounting Standard No.8, issued December 9, 2005). The total amount of the Company's Total Assets, if indicated in the conventional manner, should be 33,557 million yen. Given the fact that the Rules for Interim Financial Statements and Other Reports were revised, the Company completed the accounting process of Net Assets in accordance with the revised content of said Rules, thus presenting the relevant data on the Company's balance sheet for the third quarter of fiscal 2006.	―――――
(Accounting for Stock Options) In the third quarter of fiscal 2006, the Company began adopting the new accounting standard for stock options (Corporate Accounting Standard NO.8, issued by the Accounting Standards Board of Japan on December 27, 2005) and the implementation guidance for the accounting standard for stock options (the Financial Accounting Implementation Guidance No.11 issued by the Accounting Standards Board of Japan on December 27, 2005). As a result of such application, however, there was no effect brought about to the Company's profit or loss disclosed in the financial statements.	―――――

Remarks

(Quarterly Balance Sheet) (Million yen)

End of The Third Quarter of Current Fiscal Year (Ended December 31, 2006)		Previous Fiscal Year (Ended March 31, 2006)	
※1. Accumulated Depreciation of Tangible Fixed Assets	80,933	※1. Accumulated Depreciation of Tangible Fixed Assets	71,384
※2.. Collateral Assets		※2.. Collateral Assets	
(1) Collateral Assets		(1) Collateral Assets	
Cash on hand/in banks	2,995	Cash on hand/in banks	21,369
Buildings	53,180	Buildings	55,125
Structures	18,531	Structures	19,008
Machinery and equipment	21,060	Machinery and equipment	26,095
Other Tangible Fixed Assets	3,814	Other Tangible Fixed Assets	5,382
Total	99,581	Total	126,981
The followings are the asset items encumbered through security liens or pledges in accordance with the Tourism Facility Foundation Pledge Law.		The followings are the asset items encumbered through security liens or pledges in accordance with the Tourism Facility Foundation Pledge Law.	
Buildings	53,180	Buildings	55,125
(2) Liabilities		(2) Liabilities	
Long-term loan with maturity less than 1 year	3,500	Long-term loan with maturity less than 1 year	7,900
Long - term loan	45,900	Long - term loan	56,700
Total	49,400	Total	64,600
The followings are the asset items encumbered through security liens or pledges in accordance with the Tourism Facility Foundation Pledge Law.		The followings are the asset items encumbered through security liens or pledges in accordance with the Tourism Facility Foundation Pledge Law.	
3. Loan commitment line		3. ――――	
The Company set up loan commitment line in the syndicated loan agreement aiming for efficient finance. Under this agreement, the balance of loan outstanding at the end of third quarter of the current fiscal year was as follows.			
The total commitment line	5,000		
Used commitment line	—		
Balance	5,000		
※4. Accounting Process Applied to Consumption and Other Tax Payment		※4. ――――	
Prepaid consumption tax and suspense receipt consumption tax have been offset and included under the others in current liabilities.			

(Quarterly Statement of Profit and Loss) (million yen)

Third Quarter of Current Fiscal Year (April 1, 2006 through December 31, 2006)			Previous Fiscal Year (April 1, 2005 through March 31, 2006)		
※1.	Non-operating income (primary)		※1.	Non-operating income (primary)	
	Gain on re-valuation of derivatives	470		Foreign exchange gain	479
	Foreign exchange gain	189			
※2.	Non-operating expenses (primary)		※2.	Non-operating income (primary)	
	Interest expense	1,910		Interest expense	2,640
※3.	Extraordinary loss (primary)		※3.	Extraordinary loss (primary)	
	Refinancing-related expenses (note 1)	653		Refinancing-related expenses (note 1)	2,695
	Loss on disposal of fixed assets (note 2)	447		Hedge losses (note 2)	175
				Loss on hedge accounting (note 3)	987
note 1	Refinancing-related expenses Refinancing-related expenses are cost to refinance debt as part of the corporate financial restructuring. Details are the followings.		note 1	Refinancing-related expenses are same as left	
	Agreement fees for the syndicated loan agreement	504		Repayment charges before due	794
	Work fees for the syndicated loan agreement	54		Agreement fees for the syndicated loan	1,063
	Attorney's fee, other	94		Work fees for the syndicated loan	455
	Total	653		Attorney's fee, other	382
				Total	2,695
note 2	Loss on disposal of fixed assets		note 2	Loss on disposal of fixed assets	
	Buildings	211		Buildings	19
	Structures	34		Machines and equipment	4
	Machines and equipment	167		Other tangible fixed assets	151
	Other tangible fixed assets	25		Total	175
	Intangible fixed assets	7			
	Total	447			
			note 3	Hedged long-term debt was repaid in the year ended March 31, 2006, so the Company recorded a loss on early termination of hedge accounting for swap transactions amounting to 987 million yen in other expenses.	
4.	Depreciation		4.	Depreciation	
	Tangible fixed assets	10,128		Tangible fixed assets	14,773
	Intangible fixed assets	202		Intangible fixed assets	564

(Quarterly Statement of Change in Shareholder's Equity)

Third Quarter of Current Fiscal Year (April 1, 2006 through December 31, 2006)

1. Type and Number of Shares Issued and Treasury shares (thousand)

	Number of shares at end of the previous year (shares)	Number of shares increased in the third quarter of the current year (shares)	Number of shares decreased in the third quarter of the current year (shares)	Number of shares at end of the third quarter of the current year (shares)
Shares issued				
Common shares (*1)	1,541	370	—	1,911
Class A Preferred shares (*2)	185	—	185	—
Total	1,726	370	185	1,911
Treasury shares				
Class A Preferred shares (*3,4)	—	185	185	—
Total	—	185	185	—

(Quarterly Cash Flow Statement)

Third Quarter of Current Fiscal Year (April 1, 2006 through December 31, 2006)	Previous Fiscal Year (April 1, 2005 through March 31, 2006)
*1. Relation of Cash and Cash Equivalent's Outstanding Balance at End of Fiscal Period Indicated in Cash Flow Statements and Data Relevant to Similar Account Item Disclosed on Balance Sheet (as of December 31, 2006) Cash on hand/in banks: 16,179 million yen Cash and Cash Equivalents: 16,179	*1. Relation of Cash and Cash Equivalent's Outstanding Balance at End of Fiscal Period Indicated in Cash Flow Statements and Data Relevant to Similar Account Item Disclosed on Balance Sheet (as of December 31, 2006) Cash on hand/in banks 27,131 million yen Cash and Cash Equivalents: 27,131

(Leases)

Third Quarter of Current Fiscal Year (April 1, 2006 through December 31, 2006)	Previous Fiscal Year (April 1, 2005 through March 31, 2006)
Operating lease (lessee) Unexpired lease Short-term (within a year) 3 million yen Long-term (over a year) - Total 3	Operating lease (lessee) Unexpired lease Short-term (within a year) 7 million yen Long-term (over a year) 2 Total 10

(Securities)

Securities that are not measured at fair value

Category	Third Quarter (Ended December 31, 2006)	Previous Fiscal Year (Ended March 31, 2006)
	Amount on Balance Sheet (mil yen)	Amount on Balance Sheet (mil yen)
Other securities		
Unlisted share	2	2

(Derivative transactions)

Contract amounts on Derivative transactions, current market values and appraisal profit or loss

(1) Currencies

Category	Class	End of the third quarter of the current fiscal year (Ended December 31, 2006)			Previous fiscal year (Ended March 31, 2006)		
		Contract amounts (mil yen)	Current market values (mil yen)	Appraisal profit or loss (mil yen)	Contract amounts (mil yen)	Current market values (mil yen	Appraisal profit or loss (mil yen)
Non-Market Trans-actions	Currency reserve contracts						
	Sell SFR	49	(2)	(2)	–	–	–
	Buy						
	USD	1,227	87	87	2,920	122	122
	SFR	177	13	13	873	(6)	(6)
	Sub total	1,454	99	99	3,793	116	116
	Coupon swap contracts						
	Receipts (USD) Payment (JPY)	1,972	124	124	2,311	76	76
	Sub total	1,972	124	124	2,311	76	76
Total		3,427	223	223	6,104	192	192

(End of The Third Quarter of the current fiscal year)

(Note)

Method of Calculating and Determining Current Market Value

The figures presented in the table are the results of calculations based on the values and other information contributed by the financial institutions transacting with the Company.

(Previous Year)

(Note)

1. Method of Calculating and Determining Current Market Value

Same as left

2. The figures provided in the table exclude those of the derivative transactions to which hedge accounting is applied.

(2) Interest

Category	Class	End of the third quarter of the current fiscal year (Ended December 31, 2006)			Previous fiscal year (Ended March 31, 2006)		
		Contract amounts (mil yen)	Current market values (mil yen)	Appraisal profit or loss (mil yen)	Contract amounts (mil yen)	Current market values (mil yen)	Appraisal profit or loss (mil yen)
Non-market trans-actions	Interest swap contracts Fluctuating receipt / Fixed payment	24,000	(516)	(516)	40,000	(987)	(987)
Total		24,000	(516)	(516)	40,000	(987)	(987)

(End of The Third Quarter of the current fiscal year)

(Note)

Method of Calculating and Determining Current Market Value

The figures presented in the table are the results of calculations based on the values and other information contributed by the financial institutions transacting with the Company.

(Previous Year)

(Note)

1. Method of Calculating and Determining Current Market Value

Same as left

2. The figures provided in the table exclude those of the derivative transactions to which hedge accounting is applied.

(Stock Options)

The third quarter of the current fiscal year (April 1, 2006 through December 31, 2006)

Stock options granted in the third quarter of the current fiscal year

Type	Stock Option A
Date of resolution (date of Board of Directors' meeting)	June 28, 2006
Class and number of grantee	Board members/ Two
Number of option granted (Note)	57,033 of common shares
Grant Date	June 28, 2006
Exercise Conditions	N/A
Length of Services	N/A
Term of options	June 28, 2006 through June 28, 2016
Strike price (Yen)	22,500
Fair unit price at grant date (Yen)	---

(Note) Converted to the number of shares

Type	Stock Option B
Date of resolution (date of Board of Directors' meeting)	July 14, 2006
Class and number of grantee	Four other board members and 742 employees
Number of option granted (Note)	27,962 of common shares
Grant Date	July 18, 2006
Exercise Conditions	Exercise conditions are not applied. In the event an object person loses his or her position as a member of a board or as an employee of the Company, said person is not eligible to exercise stock options in principle. Details are specified in the Stock Option Agreement concluded between the Company and individual.
Length of Services	N/A
Term of options	July 18, 2006 through July 18, 2016
Strike price (Yen)	22,500
Fair unit price at grant date (Yen)	---

(Note) Converted to the number of shares

(Profit/Loss on Equity Method)

Third quarter of current fiscal year (April 1, 2006 through December 31, 2006)

Not applicable

Previous year (April 1, 2005 through March 31, 2006)

Not applicable

(Per Share Information)

Third Quarter of Current Fiscal Year (April 1, 2006 through December 31, 2006)	Previous Fiscal Year (April 1, 2005 through March 31, 2006)
Net Asset Amount Per Share 17,559.29 yen Third Quarter Net Profit Amount Per Share 2,555.16 yen Please note that there is no third quarter net profit amount per share after making adjustment relevant to residual securities although the residual securities are confirmed existing, because the company stock has not been listed yet and its average stock pride during term is not determined, and besides, for calculation of the above amount, the number of class A preferred shares calculated by if-converted method is added to the number of common shares, pursuant tot the Article 12 of "Application Guidance on Accounting Standards for Net Profit Per Share (Guidance on Accounting Standards for Business – No. 4).	Net Asset Amount Per Share 13,204.47 yen Current Quarter Net Loss Amount Per Share 3,159.65 yen Please note that although the residual securities having not yet been converted into company shares are confirmed existing, there is no Current term Net Profit Amount Per Share after making the adjustment relevant to such residual securities, because the Company in fact recorded a net loss instead.

(Note) The data and information providing the basis for calculations and determination of the net loss and the net profit recorded for third quarter per share are as follows:

	Third Quarter of the Current Fiscal Year (April 1, 2006 through December 31, 2006)	Previous Fiscal Year (April 1, 2005 through March 31, 2006)
Third quarter net profit or current term net loss (million yen)	4,883	(4,634)
Amount unattributable to common shareholders (million yen)	–	–
Third quarter net profit or current term net loss related to common shares (million yen)	4,883	(4,634)
Average number of common shares outstanding (thousand)	1,541	800
Average number of convertible shares outstanding (thousand)	370	666
Average number of shares outstanding (thousand)	1,911	1,466
Number of residual securities without dilution effect and not reflected in calculation of third quarter's net profit (or this quarter's net loss) per share after residual securities adjustment.	One share purchase warrant was approved at the 12th ordinary shareholders' meeting held on June 28, 2006 and was granted on the same day. (Number of share warrants: 57,033) One share purchase warrant was approved at the 12th ordinary shareholders' meeting held on June 28, 2006 and was granted on July 18th, 2006. (Number of share warrants 27,672)	―――

(Subsequent Events)

Third Quarter of Current Fiscal Year (April 1, 2006 through December 31, 2006)	Previous Fiscal Year (April 1, 2005 through March 31, 2006)
————	1. Issuance of New Stock Acquisition Right Pursuant to the provisions of Article 236, 238 and 239 of the Corporate Law, entrusting to the Board of Directors decisions regarding offerings of share purchase warrants to be issued as stock options for Directors and employees was resolved in the ordinary shareholders' meeting held on June 28, 2006. Share purchase warrants were issued for the two of the Board of Directors of the Company on June 28, 2006. For other Directors and employees of the Company, share purchase warrants were issued on July 18, 2006. (1) Issuance of Share Purchase Warrants A Number of Stock Options 57,033 Class of shares that are the target of stock options Common shares Number of shares that are the target of stock options (note 1) 57,033 Exercise Price (note 2) 22,500 yen per share Term of Stock Options June 28, 2006 to June 28, 2016 Issue Price and Stated Value in case of issue of hares through exercise of stock options Issue Price 22,500 yen Stated Value 11,250 yen Exercise Conditions (note 3) Transfer New stock acquisition by transfer requires approval of the Board of Directors decisions. (note 1), (note 2) and (note 3) are omitted. (2) Issuance of Share Purchase Warrants B Number of Stock Options 27,672 Class of shares that are the target of stock options Common shares Number of shares that are the target of stock options (note 1, 2) 27,672 Exercise Price (note 3) 22,500 yen per share Term of Stock Options (note 4) June 28, 2006 to June 28, 2016 Issue Price and Stated Value in case of issue of hares through exercise of stock options Issue Price 22,500 yen Stated Value 11,250 yen Exercise Conditions (note 5) Transfer New stock acquisition by transfer requires approval of the Board of Directors decisions. (note 1) through (note 5) are omitted.

Third Quarter of Current Fiscal Year (April 1, 2006 through December 31, 2006)	Previous Fiscal Year (April 1, 2005 through March 31, 2006)
―――――	2. Reduction of Capital (1) Proposed Amount of Capital Reduction USJ will propose to reduce the company's current capital amount of 52,500,010,000 yen by 26,825,429,639 yen to 25,674,580,361 yen. (2) Proposed Method of Reducing Capital The Company will propose to reduce only its capital, without changing the total number of the issued company shares. (3) Schedule Planned for Legitimately Effecting Reduction of Capital a) Resolution date September 13, 2006 b) Rejection date by creditors September 11, 2006 c) Effective date September 13, 2006
―――――	3. Reduction of Capital Reserve (1) Proposed Amount of Capital Reserve Reduction The Company will propose to reduce the entire amount of the capital reserve, namely 12,500,010,000 yen. (2) Schedule Planned for Legitimately Effecting Reduction of Capital Reserve a) Resolution date September 13, 2006 b) Rejection date by creditors September 11, 2006 c) Effective date September 13, 2006
―――――	4. Syndicated Loan Agreement The Company concluded the Syndicated Loan Agreement in the Board of Directors' Meeting held on August 10, 2006, aiming for reconstructing finance to achieve successful IPO as early as possible. In addition, the Company was done refinancing for current preferred loan pursuant to this Agreement on August 18, 2006. As of September 15 or November 15, 2006 part of the term loan facility and revolving credit facility of Sumitomo Mitsui Banking Corporation and Goldman Sachs Japan Co., Ltd. were transferred to The Sumitomo Trust and Banking Company, Limited, Aozora Bank, Ltd., The Chuo Mitsui Trust and Banking Co., Ltd., Calyon, Kansai Urban Banking Corporation, The Mie Bank Ltd., Mitsui Sumitomo Insurance Co., Ltd. and Yamato Life Insurance Co. (Contents) (1) Principal Facility A 31,400 million yen Facility B 8,000 million yen Facility C 10,000 million yen Facility D 5,000 million yen (maximum amount) (2) Loan Period Facility A August 18, 2006 through August 15, 2012 Facility B August 18, 2006 through April 15, 2014 Facility C August 18, 2006 through August 15, 2012 Facility D individual loan period of one to six months. Lump-sum repayment (3) Arrangers Sumitomo Mitsui Banking Corporation (SMBC) Development Bank of Japan (DBJ) Goldman Sachs Securities (GS Securities) Nomura Capital Investments (NCI)

Third Quarter of Current Fiscal Year (April 1, 2006 through December 31, 2006)	Previous Fiscal Year (April 1, 2005 through March 31, 2006)
	(4) Agent SMBC (5) Underwriting Banks SMBC DBJ GS Securities NCI Sumitomo Trust and Banking Company AOZORA Bank Chuo Mitsui Trust and Banking CALYON Kansai Urban Banking Corporation Mie Bank Mitsui Sumitomo Insurance Yamato Life Insurance (6) Financial Covenant ① Leverage Ratio The following levels of Leverage Ratio should be maintained in each stated period. Leverage ratio is the value obtained by dividing the interest-bearing obligations for borrowings not subject to subordination conditions and corporate bonds as of the end of the relevant annual or semi-annual fiscal period minus repayment reserve amount by EBITDA. (Operating profit plus depreciation expenses and amortization expenses) Until the end of March 2009 3.50 Until the end of September 2011 3.25 Until the end of March 2014 3.25 ② Revised Debt Service Coverage Ratio Debt Service ratio should be maintained no less than 1.35. Revised Debt Service Coverage Ratio is the ratio determined by dividing cash flow (The one that mean value of EBITDA Of two years in the past was calculated according to count type prescribed as base)before repayment of principal interest before capital investment deduction as of the end of June and December and as of undertaking debt burden, by annual debt service which is estimated from interest-bearing debt as of stated period. (7) Dividend Restrictions The following conditions must be in place as of the date of each Board of Directors Meeting held to convene a General Meeting of Shareholders at which a resolution to issue dividends will be presented to the Shareholders' meeting for approval as of the date of a Board of Directors Meeting at which an interim dividend payment is approved. a) Required amounts are on deposit in Borrower's Repayment Account, Capital Investment Account and Reserve Account. b) No event of forfeiture of the benefit of time or potential event of forfeiture of the benefit of time has occurred or exists, and the dividend payment shall not give rise to an event of forfeiture of the benefit of time or potential event of forfeiture of the benefit of time.

(2) (Other)
Not applicable

(6) Sales by Category

Theme park sales in the third quarter of the current fiscal year are provided by the following categories.

Category		Third Quarter of Current Fiscal Year (April 1, 2006 through December 31, 2006)	Previous Fiscal Year (April 1, 2005 through March 31, 2006)
Operations	(million yen)	28,514	33,187
Merchandise	(million yen)	14,677	18,168
Food	(million yen)	8,742	10,759
Others	(million yen)	4,205	6,152
Total	(million yen)	56,140	68,267

(Note) Amounts shown above exclude consumption taxes.

<Reference> Attendance

Category	Third Quarter of Current Fiscal Year (April 1, 2006 through December 31, 2006)	Previous Fiscal Year (April 1, 2005 through March 31, 2006)
Attendance (thousand)	6,610	8,314
Regular visitors	4,604	5,713
Annual pass or seasonal pass holders	2,005	2,600

END